Form 10KSB, Exhibit 13
period 1995-12-31
FIRST CHEROKEE BANCSHARES INC
filed 1996-04-01
CIK 841545

                                     [LOGO]

                        FIRST CHEROKEE BANCSHARES, INC.
                               1995 ANNUAL REPORT
                                TO SHAREHOLDERS

           P.O. BOX 1238 - WOODSTOCK, GEORGIA 30188 - (770) 591-9000

MARCH 29, 1996

TO OUR SHAREHOLDERS AND FRIENDS:

I AM PLEASED TO PROVIDE YOU WITH THE 1995 ANNUAL REPORT FOR FIRST CHEROKEE BANCSHARES, INC. THE REPORT COVERS THE COMPANY'S CONSOLIDATED FINANCIAL POSITION AS OF DECEMBER 31, 1995 AND 1994 AND RESULTS OF OPERATIONS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995.

THE COMPANY'S SOLE SUBSIDIARY, FIRST NATIONAL BANK OF CHEROKEE, HAS NOW COMPLETED ITS SIXTH FULL YEAR OF OPERATION. WE ARE EXCITED TO REPORT THAT THE COMPANY ACHIEVED EXCEPTIONAL EARNINGS OF $1,077,466 FOR THE YEAR ENDED DECEMBER 31, 1995. THESE EARNINGS REPRESENT A 1.44% RETURN ON AVERAGE ASSETS. THE BANK'S THREE YEAR AVERAGE RETURN ON AVERAGE ASSETS IS 1.72%, AND THE THREE YEAR AVERAGE RETURN ON AVERAGE STOCKHOLDERS' EQUITY IS 20.62%. THE BANK'S EXCEPTIONAL FINANCIAL SUCCESS CAN BE DIRECTLY ATTRIBUTED TO OUR DEDICATION TO QUALITY SERVICE FOR CUSTOMERS AND SHAREHOLDERS IN OUR COMMUNITY.

THE BANK CONTINUED TO EXPERIENCE SUBSTANTIAL GROWTH DURING 1995. TOTAL ASSETS INCREASED 32%, FROM $62.7 MILLION AS OF DECEMBER 31, 1994, TO $82.9 MILLION AS OF DECEMBER 31, 1995. THE BANK'S GROWTH IN LOANS AND DEPOSITS WAS ACHIEVED BY ONGOING DEVELOPMENT OF THE BANK'S SHARE OF ITS LOCAL MARKET.

OUR PERFORMANCE IN SMALL BUSINESS ADMINISTRATION ("SBA") LENDING MADE OUR BANK THE 2ND LARGEST SBA LENDER IN THE STATE OF GEORGIA IN TERMS OF DOLLAR VOLUME PRODUCED IN 1995. OUR "PREFERRED LENDER" STATUS FOR SBA LENDING, WHICH IS THE HIGHEST LENDER LEVEL SBA AUTHORIZES, AS WELL AS OVER A CENTURY OF COMBINED SBA EXPERIENCE ON THE PART OF OUR STAFF, CONTRIBUTE TO OUR STATUS AS A LEADER IN SBA LENDING IN THE SOUTHEAST.

WE REMAIN FOCUSED ON OUR GOALS AND ARE COMMITTED TO MAKING FIRST CHEROKEE BANCSHARES, INC. AND FIRST NATIONAL BANK OF CHEROKEE A SOUNDLY OPERATED, HIGHLY CAPITALIZED AND PROFITABLE COMMUNITY BANK. IN ORDER TO SHARE OUR SUCCESS WITH YOU, OUR STOCKHOLDER, IN JANUARY OF 1996, THE BOARD OF DIRECTORS DECLARED A 10% STOCK SPLIT, EFFECTED IN THE FORM OF A DIVIDEND, PAYABLE APRIL 1, 1996. WE LOOK FORWARD TO 1996, OPPORTUNITIES AHEAD AND CONTINUED SUCCESS. WE ARE PROUD OF OUR COMMUNITY AND YOUR COMMUNITY BANK.

VERY TRULY YOURS,



CARL C. HAMES, JR.
PRESIDENT & CHIEF EXECUTIVE OFFICER


           P.O. Box 1238 - Woodstock, Georgia 30188 - (770) 591-9000

                                 FINANCIAL HIGHLIGHTS

                           FIRST CHEROKEE BANCSHARES, INC.

                               SELECTED FINANCIAL DATA


                                                       FOR THE YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                                 1995                1994                1993
                                         ----------------------------------------------------------
SELECTED INCOME STATEMENT DATA

Total Interest Income. . . . . . . . .           $7,073,346          $4,520,615          $3,369,378
Net Interest Income. . . . . . . . . .            3,550,659           2,718,997           1,923,130
Provision for Loan Losses  . . . . . .              255,471              65,000             128,212
Net Earnings . . . . . . . . . . . . .            1,077,466             792,619             947,526
Primary Net Earnings per Share*. . . .                 1.68                1.44                1.72
Fully Diluted Net Earnings per Share*.                 1.67                1.44                1.72
Cash Dividends per Share . . . . . . .                    0                   0                   0

SELECTED BALANCE SHEET DATA

Average Balances:
  Total Assets . . . . . . . . . . . .          $74,757,186         $51,341,796         $43,239,532
  Total Deposits . . . . . . . . . . .           67,998,500          46,023,221          39,021,894
  Stockholders' Equity . . . . . . . .            5,632,546           4,709,640           3,659,225
End of Period Balances:
  Total Assets . . . . . . . . . . . .           82,856,287          62,719,148          46,497,523
  Total Deposits . . . . . . . . . . .           76,121,001          57,011,540          41,973,202
  Stockholders' Equity . . . . . . . .            6,152,760           4,985,619           4,275,734
  Book Value per Share** . . . . . . .               $11.15               $9.94               $8.52
  Stockholders' Equity as a Percent
   of Total Assets . . . . . . . . . .                7.43%               7.95%               9.20%

FINANCIAL RATIOS

Return on Average Assets . . . . . . .                1.44%               1.54%               2.19%
Return on Average Shareholders' Equity               19.12%              16.82%              25.91%
Net Interest Rate Spread . . . . . . .                5.11%               5.74%               4.56%
Primary Capital/Assets
  Including Intangibles. . . . . . . .                7.43%               7.95%               9.20%
  Excluding Intangibles. . . . . . . .                7.16%               7.55%               8.55%
Loan Loss Reserve/Loans. . . . . . . .                1.25%               1.00%               1.11%

ASSET QUALITY

Nonaccrual Loans as a percentage
 of total loans. . . . . . . . . . . .                3.23%               1.09%               0.35%
Loans Past Due 90 Days or More
 as a Percent of Net Loans . . . . . .                0.04%               0.00%               0.00%
Loan Chargeoffs as a Percent
 of Net Average Loans. . . . . . . . .                0.12%               0.11%               0.55%

* Primary and Fully Diluted Earnings per Share for each of the periods presented have been restated to reflect the 10% stock dividend declared January 17, 1996 and payable April 1, 1996.
**1995 Book Value per Share has been adjusted for the 10% stock dividend declared January 17, 1996 and payable April 1, 1996.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS

First Cherokee Bancshares, Inc. (the "Company") is a one-bank holding company whose sole, wholly-owned subsidiary is First National Bank of Cherokee (the
"Bank").   The Company was incorporated July 26, 1988 and became a bank holding company on December 27, 1988. The Company acquired 100% of the common stock of the Bank and commenced banking operations on November 27, 1989.

The Bank is located at 6395 E. Alabama Road in Woodstock, Georgia. The Bank's primary mission is to provide quality service to depositing and borrowing customers while maintaining adequate security for depositors' funds and shareholders' investments.

The Company's goal for 1995 was to sustain profitability while maintaining prudent banking practices and maximizing its contributions to its community. The Company achieved these goals with a year of exceptional earnings. Net earnings for the Company for the year ended December 31, 1995 were $1,077,466, representing a 1.44% return on average assets.

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere in this report.

                                RESULTS OF OPERATIONS

The Company sustained its level of operating profitability in 1995. Maintaining profitability is essential to the Bank's long-term viability because a strong equity position is vital to take advantage of future opportunities available to the Bank.

NET INTEREST INCOME                              NET INTEREST INCOME 1993-1995

Net interest income for the year ended
December 31, 1995 was $3,550,659, a 31%                     [Graph]
increase compared to $2,718,997 for
the year ended December 31, 1994.
The increase in net interest income
is primarily attributable to a 46%
increase in average earning assets.

Total interest income for the year ended December 31, 1995 was $7,073,346 (including $350,011 resulting from the amortization of deferred loan fees), a 56% increase compared to $4,520,615 for the year ended December 31, 1994. Interest expense for the year ended December 31, 1995 was $3,522,687, a 96% increase compared to $1,801,618 for the year ended December 31, 1994. The increase is primarily attributable to a 49% increase in average interest-bearing deposits as well as increased cost of funds due to the highly competitive local market. The net interest rate margin averaged 5.11% during 1995, compared to 5.74% in 1994. The average yield on earning assets was 10.83% in 1995, compared to 10.09% in 1994.

The Bank's average cost of funds was 5.72% in 1995, an increase of 1.37% compared to 4.35% in 1994. The Bank's interest-bearing liabilities for the year ended December 31, 1995 averaged $61,577,824, a 49% increase compared to $41,346,914 for the year ended December 31, 1994. The Bank achieved this deposit growth through normal growth within its market area as well as expanding its market for certificates of deposit.

The Bank's interest rate spread and interest rate margin are sensitive to changes in interest rates paid on deposits and earned on loans and other earning assets. Interest rate sensitivity, as discussed later in this report, is an important consideration for the Bank. While the majority of loans are adjustable immediately, monthly or quarterly to changes in the Bank's prime lending rate, the Bank maintains interest rate floors on approximately half of the loan portfolio to protect the interest margin should rates begin to decrease.

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid thereon during the years ended December 31, 1995 and 1994.


                                                               1995                                       1994
                                       ---------------------------------------------------------------------------------------
                                                             INTEREST     AVERAGE                       INTEREST    AVERAGE
                                              AVERAGE        INCOME/      YIELD/       AVERAGE          INCOME/     YIELD/
                                              BALANCE        EXPENSE       COST        BALANCE          EXPENSE      COST
                                       ---------------------------------------------------------------------------------------
ASSETS
Interest-Earning Assets
 Loan Portfolio (1). . . . . . . . . .     $ 51,902,061    $  6,265,591    12.07%   $  36,629,503    $  4,086,103    11.16%
 Investment Securities (2) . . . . . .        3,027,979         195,914     6.47%       3,337,176         218,075     6.53%
 Federal Funds Sold, Interest-Bearing
   Deposits and Other Investments. . .       10,391,629         611,841     5.89%       4,840,851         216,437     4.47%
                                           ------------    ------------   -------    ------------    ------------   -------
     Total Interest-Earning Assets           65,321,669    $  7,073,346    10.83%      44,807,530    $  4,520,615    10.09%
Non-Earning Assets . . . . . . . . . ..       9,435,517                                 6,534,266
                                           ------------                              ------------
     Total Average Assets. . . . . . .     $ 74,757,186                              $ 51,341,796
                                           ------------                              ------------
                                           ------------                              ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
 NOW Accounts. . . . . . . . . . . . .     $  4,090,159    $    115,034     2.81%    $  4,373,965    $    110,842     2.53%
 Money Market Accounts . . . . . . . .        6,056,074         226,210     3.74%       4,879,697         174,708     3.58%
 Savings . . . . . . . . . . . . . . .        2,467,441          72,729     2.95%       2,759,672          76,049     2.75%
 Time, $100,000 and Over . . . . . . .       12,463,685         798,922     6.41%       7,312,843         308,661     4.22%
 Other Time. . . . . . . . . . .  . . .      36,500,465       2,309,792     6.33%      22,020,737       1,131,358     5.14%
                                           ------------    ------------   -------    ------------    ------------   -------
     Total Interest-Bearing Liabilities      61,577,824    $  3,522,687     5.72%      41,346,914    $  1,801,618     4.35%
Non Interest-Bearing Demand
 Deposits                                     6,420,676                                 4,676,307
Other Liabilities. . . . . . . . . . .        1,126,140                                   608,935
                                           ------------                              ------------
     Total Liabilities . . . . . . . .       69,124,640                                46,632,156
Stockholders' Equity . . . . . . . . .        5,632,546                                 4,709,640
                                           ------------                              ------------
Total Average Liabilities and
 Stockholders' Equity. . . . . . . . .     $ 74,757,186                              $ 51,341,796
                                           ------------                              ------------
                                           ------------                              ------------
Net Earning Assets . . . . . . . . . .     $  3,743,845                              $  3,460,616
Net Yield on Interest
 Earning Assets. . . . . . . . . . . .            5.43%                                     6.06%
Net Interest Rate Spread . . . . . . .            5.11%                                     5.74%
Net Interest Margin. . . . . . . . . .     $  3,550,659                              $  2,718,997

(1) When computing yields on interest earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $350,011 and $350,908 are included in interest income for the periods ending December 31, 1995 and 1994, respectively.
(2) All investment securities are taxable.

ALLOWANCE FOR LOAN LOSSES

The loan loss provision for the year ended December 31, 1995 was $255,471 compared to $65,000 for the year ended December 31, 1994. Charge-offs during 1995 amounted to $64,094, and recoveries amounted to $33,299. This compares to 1994 charge-offs of $39,218 and $87,164 in recoveries. The allowance for loan loss at December 31, 1995 was $685,706, or 1.25% of total loans, compared to $461,030, or 1.00% of total loans, at the end of 1994. Management increased the allowance for loan loss during 1995 in an effort to increase the percentage of loan loss provision to total loans and in order to keep up with the growth in the loan portfolio. Additionally, the Bank experienced an increase in nonperforming assets during 1995.

Management believes the allowance for loan losses is sufficient to provide for losses inherent in the loan portfolio after considering current appraisals, comparable sales values, discounted cash flows and other evidence of current value. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. For example, the Bank's loan portfolio remains dependent in part on real estate collateral values for repayment. If real estate values decrease, management may reevaluate the allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 1995 and 1994.


                      ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                 1995                 1994
                                            ----------------  ----------------
Balance at the Beginning of Year . . . . . .    $461,030            $348,084
Charge-offs:
     Real Estate Construction  . . . . . . .           0                   0
     Real Estate Mortgage. . . . . . . . . .           0                   0
     SBA - Unguaranteed. . . . . . . . . . .           0              20,674
     Commercial. . . . . . . . . . . . . . .      31,008               9,821
     Consumer. . . . . . . . . . . . . . . .      33,086               8,723
                                            ----------------  ----------------
Total Charge-offs. . . . . . . . . . . . . .      64,094              39,218
Recoveries:
     Real Estate Construction  . . . . . . .           0                   0
     Real Estate Mortgage. . . . . . . . . .      15,236              69,811
     SBA - Unguaranteed. . . . . . . . . . .           0              12,979
     Commercial. . . . . . . . . . . . . . .      11,497                 874
     Consumer. . . . . . . . . . . . . . . .       6,566               3,500
                                            ----------------  ----------------
Total Recoveries . . . . . . . . . . . . . .      33,299              87,164
     Net Recoveries. . . . . . . . . . . . .      30,795             (47,949)
Provision for Loan Losses  . . . . . . . . .     255,471              65,000
                                            ----------------  ----------------
Balance at the End of Year . . . . . . . . .    $685,706            $461,030
                                             ----------------  ----------------
                                            ----------------  ----------------
Percentage of Allowance for Loan Loss to Loans
     Outstanding as of Year End  . . . . . .       1.25%               1.00%
Ratio of Net Charge-offs (Recoveries) to Average
     Loans Outstanding During the Year . . .       0.06%              (.13%)

                                            ----------------  ----------------
                                            ----------------  ----------------

One hundred percent of the allowance at December 31, 1995 and December 31, 1994 was unallocated. The Bank provides specific allocations as a precautionary measure if it is anticipated that a particular loan may deteriorate or on a group of loans that have a significant risk level or have suffered a notable level of losses in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 1995, the Bank had no loans that required specific allocations.

The following table presents the allocation of the Allowance for Loan Losses as of December 3, 1995 and 1994.

                     ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                           1995                         1994
                                ---------------------------  -----------------
                                          % OF     % LOANS               % OF
                                          LOSS     TO TOTAL              LOSS
                                AMOUNT  ALLOCATED   LOANS     AMOUNT  ALLOCATED
                                ------  ---------  --------   ------  ---------
Real Estate Construction . .        0      0.00%    17.43%  $      0     0.00%
Real Estate Mortgage . . . .        0      0.00%    35.16%         0     0.00%
SBA - Unguaranteed . . . . .        0      0.00%    23.53%         0     0.00%
Commercial . . . . . . . . .        0      0.00%    15.74%         0     0.00%
Consumer . . . . . . . . . .        0      0.00%     8.14%         0     0.00%
                                                   -------
Unallocated. . . . . . . . .  685,706    100.00%             461,030   100.00%
                              -------    -------             -------   -------
   Total Allowance for Loan
   Losses. . . . . . . . . .  685,706    100.00%   100.00%  $461,030   100.00%
                              -------    -------   -------  --------   -------
                              -------    -------   -------  --------   -------

The Bank had four properties classified as Other Real Estate Owned totaling $1,020,861 as of December 31, 1995. The largest of these properties has a balance of $500,050, an appraised value of $621,000, and consists of 92 acres of land in Cherokee County. As of March 1996, a contract was under negotiation to sell the land with no loss to the Bank. No material loss is anticipated on the resolution of the other properties as well. Additionally, as of December 31, 1995, the Bank had repossessed eight vehicles with fair value totaling $57,214. No material loss is anticipated on the sale of these vehicles.

At December 31, 1995, the Bank had nine borrowers on nonaccrual status in the amount of $1,774,778 or 3.23% of total loans compared to $504,403 or 1.09% of total loans at December 31, 1994. Three borrowers account for $1,567,562 or 88% of total nonaccrual loans. The largest nonaccrual loan, in the amount of $736,685, is collateralized by commercial real estate and a convenience store valued at $875,000. The current owner of the property is in bankruptcy and has filed a plan to bring the note current and continue with the payments as set forth in the note. The second largest nonaccrual loan, with a balance of $535,926, is collateralized by property valued at $676,350. Management anticipates full recovery of all principal and interest established by the original loan agreement. The third borrower has three speculative construction loans classified as nonaccrual totaling $294,951 with collateral supporting the loans valued at $517,000. These loans are expected to be resolved during the first quarter of 1996 with no loss to the Bank. In addition, no loss is anticipated on the resolution of the other six borrowers classified as nonaccrual. Two loans, totaling $20,310, were past due greater than 90 days and still accruing interest as of December 31, 1995. One loan was pending renewal at that date, has since been renewed, and is now current. The borrower on the other loan had declared bankruptcy as of December 31, 1995, but management had not received the bankruptcy plan at that date. Since December 31, 1995, the borrower has met the terms of the bankruptcy plan. There were no loans past due greater than 90 days as of December 31, 1994. The Bank has not suffered significant losses on loan problems in the past and does not anticipate material losses in the foreseeable future.

OTHER INCOME

Other income was $1,441,428 for the year ended December 31, 1995, compared to $1,122,395 for the year ended December 31, 1994. Other income for 1995 consisted primarily of gains on sales of SBA loans of $1,062,554 and service charges on deposit accounts of $214,724. Other income for 1994 consisted primarily of gains on sales of loans of $783,722, service charges on deposit accounts of $186,095, and mortgage origination fees of $111,085.

In the past, mortgage origination fees have represented a recurring source of income based on the Bank's ability to broker single-family residential mortgages. As a result of the rising rate environment over the past two years, mortgage activity slowed significantly. Income from this source was $45,495 for the year ended December 31, 1995, a 59% decrease compared to $111,085 for the year ended December 31, 1994. During 1996, the Bank anticipates referring customer demand for single-family mortgage loans to outside mortgage companies. Therefore, the level of income from mortgage origination fees during 1996 is expected to decrease substantially.

Effective January 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Because the Bank may sell securities from time to time as the result of liquidity needs, capital standards, tax planning or other business reasons, the entire investment portfolio was classified as "Available for Sale". According to SFAS No. 115, unrealized holding gains or losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholder's equity until realized. Realized gains and losses would be included in earnings. The Bank did not sell any investment securities in 1995 or 1994.

Gains on the sales of loans represent a recurring source of income for the Bank. Gains on the sales of loans are dependent upon the Bank's ability to originate SBA guaranteed loans, as well as the market price for such loans. Beginning in 1994, the Bank began recognizing excess servicing fees from the sale of the guaranteed portion of certain SBA loans. In these instances, the Bank sold the loans for reduced premiums, and in turn received higher than normal servicing rates. Total income from this source was $1,062,554 during 1995 and $783,722 during 1994, including $595,146 and $322,047 recognized related to excess servicing fees in 1995 and 1994 respectively. During 1995, the Bank changed its method of accounting for excess servicing fees to comply with consensus No. 94-9 of the Emerging Issues Task Force. The change, effective for loan sales subsequent to January 19, 1995, resulted in approximately $169,000 of additional earnings, net of tax. The Bank began originating SBA loans in June of 1992 and plans to continue for the foreseeable future. The Bank anticipates approximately the same level of income from the sale of SBA loans in 1996.

During 1995, service charges on deposit accounts increased due to the increase of accounts that are assessed service charges. Service charge income for the year ended December 31, 1995 was $214,724, a 15% increase compared to $186,095 for the year ended December 31, 1994. Management believes service charges on deposit accounts will continue to increase in 1996 as a result of marketing efforts towards increasing demand deposit and savings accounts.

OTHER EXPENSE

Other expense for the year ended December 31, 1995 was $3,106,374, a 15% increase compared to $2,709,960 for the year ended December 31, 1994. Other expense is primarily composed of salaries and other personnel expenses, occupancy and other miscellaneous operating expenses.

Salary expense and employee benefits was $1,608,589 for the year ended December 31, 1995, a 22% increase compared to $1,315,880 for the year ended December 31, 1994. At December 31, 1995, the Bank employed 43 full-time employees and 3 part-time employees, compared to 36 full-time employees, 2 part-time employees, and 3 commission-based employees at December 31, 1994. The increase in personnel, as well as routine performance-based raises, accounted for the increase. Personnel expense is anticipated to increase commensurate with asset growth in 1996.

Occupancy and equipment expense was $501,061 for the year ended December 31, 1995, a 7% increase compared to $469,962 for the year ended December 31, 1994. Occupancy expense is not expected to increase significantly in 1996.

Other operating expense was $996,724 for the year ended December 31, 1995, an 8% increase compared to $924,118 for the year ended December 31, 1994. The primary reason for the increase was increased costs, such as legal fees, relative to the increase in problem assets. Other operating expense as it relates to variable expense is expected to increase in future periods commensurate with applicable transaction volume. Non-variable expense is not expected to increase significantly in 1995.

Footnote 1 in the attached consolidated financial statements of the Company provides more detailed explanation of the various income tax accounts. During 1995, the Company used all of its remaining loss carryforwards and state tax credits, resulting in total income tax expense of $552,776 and an effective tax rate of 34%. During 1994, the Company used all net loss carryforwards for Federal income tax purposes, resulting in an income tax expense of $273,813 and an effective tax rate of 25%.

                                 FINANCIAL CONDITION

ASSETS

Total assets as of December 31, 1995 were $82,856,287, compared to $62,719,148 as of December 31, 1994. This represents an annual growth rate in total assets of 32% for 1995. Total average assets for the year ended December 31, 1995 were $74,757,186, an increase of 46% compared to $51,341,796 at December 31, 1994.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 19% of total assets at December 31, 1995, compared to 18% of total assets as of December 31, 1994. Non-earning assets accounted for 15% of total assets as of December 31, 1995, compared to 9% as of the end of 1994. Management emphasized the investment of funds predominantly into loans during 1995.

The Bank's net loan portfolio for the year ended December 31, 1995 was $54,236,513, an 18% increase compared to $46,058,449 for the year ended December 31, 1994. Outstanding loans for the year ended December 31, 1995 averaged $51,902,061, a 42% increase compared to $36,629,503 for the year ended December 31, 1994. The growth is attributable to the continued loan demand the Bank has experienced in the last few years. The loan portfolio carried an average yield of 12.07% during 1995 and 11.16% during 1994. The majority of the Bank's loans reprice immediately, monthly, or quarterly with changes in the prime rate.


GROWTH IN AVERAGE ASSETS
    1993-1995
[GRAPH]
AVERAGE LOANS OUTSTANDING
    1993-1995
[GRAPH]

DEPOSITS

Total deposits as of December 31, 1995 were $76,121,001, a 34% increase compared to $57,011,540 as of December 31, 1994. Average outstanding interest-bearing liabilities were $61,577,824 for 1995, a 49% increase compared to $41,346,914 for 1994. The growth in deposits is directly attributable to loan growth since deposits are the Bank's primary source of funding the loan demand. Interest-bearing liabilities cost the Bank an average of 5.72% during 1995, compared to 4.35% for 1994. The increase in cost of funds is due to the highly competitive local market. Average noninterest-bearing demand deposit liabilities were $6,420,676 in 1995, a 37% increase compared to $4,676,307 for 1994.

GROWTH IN AVERAGE DEPOSITS
    1993-1995
    [graph]


Total time deposits represented 68% of total deposits at December 31, 1995, compared to 70% at the end of 1994. Time deposits averaged 72% of total average deposits for 1995, compared to 64% during 1994. The average cost of time deposits increased to 6.35% during 1995 from 4.91% during 1994, while the cost of other funds increased to 3.28% during 1994 as compared to 3.01% during 1994.


LIQUIDITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the Bank's ability to meet those needs. The Bank seeks to meet liquidity requirements primarily through management of short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans. During 1995, federal funds sold, interest-bearing and other investments averaged $10,391,629 compared to average overnight investments of $4,840,851 in 1994. More than sufficient funds were provided to meet immediate needs. Another source of liquidity is the repayment of maturing loans. Also, the Bank maintains relationships with several correspondent banks which could provide funds on short notice. Management intends to monitor closely and maintain appropriate levels of interest-bearing assets and liabilities so that maturities of assets are such that adequate funds are provided to meet customer withdrawals and loan requests while net interest margins are maximized. The Company believes that its liquidity will continue to remain adequate to meet its expected business needs.

INTEREST RATE SENSITIVITY

The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on the net interest margin while maintaining net interest income at acceptable levels. The major factors used to manage interest rate risk include the mix of fixed and floating interest rates, and pricing and maturity patterns for all asset and liability accounts. Repricing periods are determined as the next period that the interest rate on an asset or liability can change. Fixed rate instruments, such as certificates of deposit and fixed rate loans, are categorized by maturity dates. Variable rate instruments are placed in the period of their next possible adjustment date.

At December 31, 1995, the interest rate sensitivity analysis was as follows:

                                                                REPRICING WITHIN
                                       ---------------------------------------------------------------
                                       0-90      91-180    180-365       >1 Yr.-
                                       Days       Days       Days         5 Yrs.    > 5 Yrs.  Total
                                       ---------------------------------------------------------------
                                                                     (In Thousands)
Investment Securities . . . . .        $    495    $   -       $   188    $    200   $    102   $   985
Federal Funds Sold, Interest-Bearing
  Deposits and other Investments. .      14,348        -             -           -          -    14,348
Loans . . . . . . . . . . . . . . .      34,568      7,327         970       5,493      6,564    54,922
                                       --------   --------    --------    --------   --------    ------
Total Earning Assets  . . . . . . .    $ 49,411    $ 7,327     $  1,158   $  5,693    $ 6,666   $70,255
                                       --------   --------    ---------   --------   --------   -------
                                       --------   --------    ---------   --------   --------   -------

Interest Bearing demand
  Deposits  . . . . . . . . . . . .    $ 11,164    $     -     $      -    $     -    $     -   $11,164
Savings Deposits  . . . . . . . . .       2,439          -            -          -          -     2,439
Certificates of Deposits  . . . . .       9,308      7,877       14,743     19,948          -    51,876
                                       --------   --------    ---------   --------   --------   -------

Total Interest Bearing
  Liabilities . . . . . . . . . . .    $ 22,911    $ 7,877     $ 14,743   $ 19,948   $     -    $65,479
                                       --------   --------    ---------   --------   --------   -------
                                       --------   --------    ---------   --------   --------   -------

Interest Sensitivity GAP. . . . . .      26,500       (550)     (13,585)   (14,255)     6,666     4,776

Cumulative GAP. . . . . . . . . . .      26,500     25,950       12,366     (1,890)     4,776

% of Interest Sensitive Assets
  to Interest Sensitive
  Liabilities. . . . . . . . . . .       215.66%     93.02%       7.86%     28.53%   6,666.00%

Cumulative % of Interest
  Sensitive Assets to Interest
  Sensitive Liabilities  . . . . .       215.66%    184.29%     127.16%     97.11%     107.29%

% of Cumulative GAP to Total
  Earning Assets . . . . . . . . .        37.78%     37.00%      17.63%     (2.69%)      6.80%

Based on this gap analysis and assuming no change in the mix of earning assets or interest bearing liabilities, rising interest rates generally would increase the net interest margin. While falling interest rates would generally decrease the net interest margin, interest rate floors on approximately half of the Bank's loan portfolio would minimize the effect of lower rates on the Bank's margin. The present gap position is within the range acceptable to management. Management monitors the effect of potential interest rate changes and prepayments on its entire portfolio on a monthly basis.

Capital Resources

Capital, as measured by stockholders' equity to total assets, was 7.43% at December 31, 1995, as compared to 7.95% at December 31, 1994. The Company's common stock had a book value per share of $11.15 at December 31, 1995 (adjusted for the 10% stock dividend declared on January 17, 1996 and payable on April 1, 1996), compared to $9.94 at December 31, 1994. (The book value per share as of December 31, 1995 without adjustment for the stock dividend was $12.27).

There are two federal measures of capital adequacy for national banks and their bank holding companies: risk-based capital guidelines and the leverage ratio. The risk-based capital guidelines developed by regulatory authorities assign weighted levels of risk to asset categories to measure capital adequacy. These guidelines established a minimum requirement of 8.00% of total capital to risk-adjusted assets by December 31, 1992. One-half of 8.00%, or 4.00%, must consist of qualifying capital which includes common stockholders' equity and qualifying perpetual preferred stock (subject to certain limitations). In addition, banks and bank holding companies must meet a minimum leverage ratio of 4% of Tier 1 capital to total assets. Tier 1 capital generally consists of qualifying capital, less intangible assets, and the minimum Tier 1 capital only applies to banks which have received the highest supervisory rating from their regulators. Institutions which have not received the highest rating, as well as institutions with supervisory, financial or operational weaknesses, and institutions anticipating significant growth, are expected to operate well above minimum capital standards. For example, most such banks generally have operated at capital levels ranging from 1% to 2% above the stated minimums.

Generally accepted accounting principles ("GAAP") recognize premiums from the sale of SBA loans at the time of sale. As a result of an examination by the Office of the Comptroller of the Currency ("OCC") during the first quarter of 1995, the Bank has been instructed to defer premiums from the sale of SBA loans for 90 days for regulatory accounting purposes ("RAP") due to a clause in the sales contracts reflecting a 90-day recourse period effective December 31, 1994. Additionally, certain RAP/GAAP differences exist regarding the recognition of excess servicing fees. (The OCC has agreed to the elimination of these RAP/GAAP differences no later than March 31, 1997.) The following table sets forth information with respect to the risk-based and leverage ratios for the Bank at December 31, 1995, when compared to minimum ratios required by regulation, and indicates the effect of the RAP/GAAP differences. The
Company's capital ratios are similar to those of the Bank and exceed the minimum risk-weighted requirements of the Federal Reserve Bank.


                                                           DECEMBER 31, 1995
                                                      -------------------------
                                                      AMOUNT              RATIO
                                                      ------              -----
                                                           (In Thousands)

RISKED-BASED CAPITAL RATIOS:
    Tier 1 Capital . . . .  . . . . . . . . . .       $5,920
    Less RAP/GAAP differences, net of tax . . .         (431)
                                                      ------
    Adjusted Tier 1 Capital . . . . . . . . . .        5,489               9.26%
    Minimum Requirement per regulations . . . .        2,379               4.00%
                                                      ------              ------
    Excess  . . . . . . . . . . . . . . . . . .       $3,110               5.26%
                                                      ------              ------
                                                      ------              ------
    Adjusted Tier 1 and Tier 2 Capital  . . . .       $6,175              10.42%
    Total Capital Minimum Requirement . . . . .        4,759               8.00%
                                                      ------              ------
    Excess  . . . . . . . . . . . . . . . . . .       $1,416               2.42%
                                                      ------              ------
                                                      ------              ------
LEVERAGE RATIOS:
    Adjusted Tier 1 Capital . . . . . . . . . .       $5,489               6.62%
    Minimum Requirement per regulations . . . .        3,315               4.00%
                                                      ------              ------
    Excess . . . . . . . . . . . . . . . . . .        $2,174               2.62%
                                                      ------              ------
                                                      ------              ------

                     MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 1995, there were approximately 650 shareholders of record and 551,804 shares of the Company's common stock outstanding, as adjusted for the 10% stock dividend declared on January 17, 1996 and payable on April 1, 1996. During the first quarter of 1996, the Company announced that the investment banking firm of J.C. Bradford and Co. will act as principal market-maker for the common stock of First Cherokee Bancshares, Inc.

The Company's common stock, $1 par value, has not been traded on an established trading market, so there has been limited trading. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading has occurred since January 1, 1994. The prices set forth below have been volunteered by shareholders and reflect only information that has come to management's attention.

                        Sales Price                               Sales Price
              ----------------------                        ------------------

Calendar Period       High       Low        Calendar Period      High     Low
- ----------------     ------     -----       ---------------     ------   -----
1995                                        1994
- ----                                        ----
First Quarter        $10.00     $10.00      First Quarter        --       --
Second Quarter       $10.00     $10.00      Second Quarter      $9.00    $9.00
Third Quarter        $10.29     $10.00      Third Quarter      $10.00    $9.50
Fourth Quarter       $11.00     $10.00      Fourth Quarter     $10.00    $8.80


Management believes that all of the above sales were between individuals or entities who had differing reasons and degrees of motivation for their purchases and sales. Further, there may have been sales between private individuals who have not presented the shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that the Bank can pay the Company. At December 31, 1994, regulations of the OCC restricted the Bank's payment of dividends without prior regulatory approval. At December 31, 1995, the Bank could pay approximately $1,008,000 to the Company in dividends without obtaining prior approval. The Company does not anticipate paying dividends in the immediate future. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

                  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 1, the Company changed its method of accounting for excess servicing fees.



Atlanta, Georgia
February 1, 1996

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                             CONSOLIDATED BALANCE SHEETS

                              DECEMBER 31, 1995 AND 1994



                                                     Assets
                                                     ------
                                                                                              1995            1994
                                                                                              ----            ----

Cash and due from banks, including reserve requirements
  of $130,000 in 1995                                                                 $  5,556,557          841,720
Interest bearing deposits with banks                                                    13,648,003        6,573,245
Federal funds sold                                                                         700,000          670,000
                                                                                        ----------       ----------

         Cash and cash equivalents                                                      19,904,560        8,084,965

Securities available for sale (note 2)                                                     984,583        3,108,713

Other investments                                                                          592,300          403,800

Loans, net (note 3)                                                                     54,236,513       46,058,449

Premises and equipment, net (note 4)                                                     2,019,547        2,034,669

Accrued interest receivable and other assets                                             5,118,784        3,028,552
                                                                                        ----------       ----------

                                                                                      $ 82,856,287       62,719,148
                                                                                        ----------       ----------
                                                                                        ----------       ----------

                                           Liabilities and Stockholders' Equity
                                           ------------------------------------

Deposits:
  Demand                                                                              $ 10,641,503        4,942,763
  Interest-bearing demand                                                               11,164,290        9,328,273
  Savings                                                                                2,439,247        2,588,911
  Time                                                                                  44,619,422       35,194,792
  Time, in excess of $100,000                                                            7,256,539        4,956,801
                                                                                        ----------       ----------

         Total deposits                                                                 76,121,001       57,011,540

Accrued interest payable and other liabilities                                             582,526          721,989
                                                                                        ----------       ----------

         Total liabilities                                                              76,703,527       57,733,529
                                                                                        ----------       ----------

Commitments (note 9)
Stockholders' equity (notes 6, 7 and 10):
  Common stock, par value $1, authorized 10,000,000 shares,
   issued 561,044 shares, outstanding 551,804 shares                                       561,044          510,040
  Additional paid-in capital                                                             5,026,457        4,516,417
  Retained earnings                                                                        642,318          125,896
  Unrealized gain (loss) on securities available for sale,
   net of tax                                                                                6,941          (82,734)
                                                                                        ----------       ----------
                                                                                         6,236,760        5,069,619

Less treasury stock at cost, 9,240 shares                                                  (84,000)         (84,000)
                                                                                        ----------       ----------

Total stockholders' equity                                                               6,152,760        4,985,619
                                                                                        ----------       ----------

                                                                                      $ 82,856,287       62,719,148
                                                                                        ----------       ----------
                                                                                        ----------       ----------


See accompanying notes to consolidated financial statements.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                         CONSOLIDATED STATEMENTS OF EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                   1995              1994            1993
                                                                   ----              ----            ----

Interest income:
  Interest and fees on loans                                $ 6,265,591        4,086,103        2,875,467
  Interest on federal funds sold                                 37,254           26,814           23,860
  Interest on deposits with other banks                         543,420          167,460           94,795
  Interest and dividends on investments:
     U.S. Treasury                                                 -                -              19,948
     U.S. Government agencies and mortgage-backed               195,914          218,075          347,808
     Other                                                       31,167           22,163            7,500
                                                              ---------        ---------        ---------

         Total interest income                                7,073,346        4,520,615        3,369,378
                                                              ---------        ---------        ---------

Interest expense on deposits:
  Demand                                                        341,244          285,550          243,788
  Savings                                                        72,729           76,049           80,828
  Time                                                        3,108,714        1,440,019        1,121,632
                                                              ---------        ---------        ---------

         Total interest expense                               3,522,687        1,801,618        1,446,248
                                                              ---------        ---------        ---------

         Net interest income                                  3,550,659        2,718,997        1,923,130

Provision for loan losses (note 3)                              255,471           65,000          128,212
                                                              ---------        ---------        ---------

         Net interest income after provision
          for loan losses                                     3,295,188        2,653,997        1,794,918
                                                              ---------        ---------        ---------

Other income:
  Mortgage origination fees                                      45,495          111,085          276,164
  Service charges on deposit accounts                           214,724          186,095          213,027
  Gain on sales of loans, net                                 1,062,554          783,722          735,941
  Securities gains                                                -               -               167,643
  Miscellaneous                                                 118,655           41,493           39,669
                                                              ---------        ---------        ---------

         Total other income                                   1,441,428        1,122,395        1,432,444
                                                              ---------        ---------        ---------

Other expenses:
  Salaries and employee benefits                              1,608,589        1,315,880        1,243,019
  Occupancy                                                     501,061          469,962          420,007
  Other operating (note 11)                                     996,724          924,118          876,923
                                                              ---------        ---------        ---------

         Total other expenses                               $ 3,106,374        2,709,960        2,539,949
                                                              ---------        ---------        ---------


                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                   1995             1994             1993
                                                                   ----             ----             ----

     Earnings before income taxes and
      cumulative effect of accounting change                 $1,630,242        1,066,432          687,413

Income tax (expense) benefit (note 5)                          (552,776)        (273,813)         130,913
                                                              ---------        ---------          -------

     Earnings before cumulative effect of
      accounting change                                       1,077,466          792,619          818,326

Cumulative effect on prior years for change in accounting
 principle for income taxes (note 1)                               -                -             129,200
                                                              ---------        ---------          -------

     Net earnings                                            $1,077,466          792,619          947,526
                                                              ---------        ---------          -------
                                                              ---------        ---------          -------

Net earnings per share (note 1):

  Primary:
     Earnings before cumulative effect of a
         change in accounting principle                           $1.68             1.44             1.48
     Cumulative effect of accounting change
         for income taxes on years prior
         to 1993                                                   -                -                 .24
                                                              ---------        ---------          -------

     Net earnings                                            $     1.68             1.44             1.72
                                                              ---------        ---------          -------
                                                              ---------        ---------          -------

  Fully diluted:
     Earnings before cumulative effect of a
         change in accounting principle                      $     1.67             1.44             1.48
     Cumulative effect of accounting change
         for income taxes on years prior
         to 1993                                                   -                -                 .24
                                                              ---------        ---------          -------

     Net earnings                                            $     1.67             1.44             1.72
                                                              ---------        ---------          -------
                                                              ---------        ---------          -------

  Weighted average number of shares outstanding:
     Primary                                                    662,324          551,804          551,804
                                                              ---------        ---------          -------
                                                              ---------        ---------          -------
     Fully diluted                                              662,324          551,804          551,804
                                                              ---------        ---------          -------
                                                              ---------        ---------          -------


See accompanying notes to consolidated financial statements.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                           Unrealized
                                                                           Gain (Loss)
                                                              Retained    on Securities
                                              Additional      Earnings      Available
                                  Common       Paid-In      (Accumulated    for Sale,   Treasury
                                   Stock       Capital         Deficit)    Net of Tax    Stock         Total
Balance, December
  31, 1992                    $ 510,040      4,516,417     (1,614,249)        -        (84,000)     3,328,208
Net earnings                       -              -           947,526         -           -           947,526
                                -------      ---------      ---------       ------      ------      ---------
Balance, December 31,
  1993                          510,040      4,516,417       (666,723)        -        (84,000)     4,275,734
Cumulative effect of
  accounting change
  for investments in
  debt securities, net
  of tax of $35,429
  (note 1)                         -              -              -          68,774        -            68,774

Change in unrealized
  gain (loss) on
  securities available
  for sale, net of tax             -              -              -        (151,508)       -          (151,508)

Net earnings                       -              -           792,619            -        -           792,619
                                -------      ---------      ---------       ------      ------      ---------
Balance, December 31,
  1994                          510,040      4,516,417        125,896      (82,734)    (84,000)     4,985,619

Retroactive restatement
  for 10% stock dividend
  declared on January
  17, 1996                       51,004        510,040       (561,044)        -           -              -

Change in unrealized
  gain (loss) on securities
  available for sale, net
  of tax                           -              -              -          89,675        -            89,675

Net earnings                       -              -         1,077,466         -           -         1,077,466
                                -------      ---------      ---------       ------      ------      ---------
Balance, December 31,
  1995                        $ 561,044      5,026,457        642,318        6,941     (84,000)     6,152,760
                                -------      ---------      ---------       ------      ------      ---------
                                -------      ---------      ---------       ------      ------      ---------


See accompanying notes to consolidated financial statements.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                1995                1994                1993
                                                                ----                ----                ----
Cash flows from operating activities:
 Net earnings                                            $  1,077,466             792,619             947,526
 Adjustments to reconcile net earnings
   to net cash provided by operating activities:
       Depreciation, amortization and accretion               189,344             181,513             161,924
       Provision for loan losses                              255,471              65,000             128,212
       Gains on sale of securities                             -                   -                 (167,643)
       Provision for deferred income tax benefit              (74,789)            (30,016)           (130,913)
       Cumulative effect of accounting change                  -                   -                 (129,200)
       Change in:
         Interest receivable                                 (128,745)           (186,938)            127,661
         Other assets                                      (1,174,416)         (1,101,138)           (534,973)
         Interest payable                                         120                (223)           (384,977)
         Other liabilities                                   (139,583)            473,625             160,101
                                                           ----------          ----------           ---------

             Net cash provided by operating activities          4,868             194,442             177,718
                                                           ----------          ----------           ---------

Cash flows from investing activities:
 Proceeds from sales of investment securities                  -                   -                3,695,249
 Proceeds from maturities and calls of investment
   securities                                                  -                   -                1,663,779
 Proceeds from maturities and calls of securities
   available for sale                                       2,735,402             355,527              -
 Purchases of investment securities                          (495,441)             -               (1,003,800)
 Purchases of other investments                              (188,500)           (250,000)             -
 Net increase in loans                                     (9,234,992)        (15,234,036)         (5,016,521)
 Purchases of premises and equipment                         (119,930)           (269,665)           (270,915)
 Proceeds from sales of repossessed assets                     13,027              -                   -
 Improvements to other real estate                             (4,300)             -                   -
                                                           ----------          ----------           ---------

             Net cash used by investing activities         (7,294,734)        (15,398,174)           (932,208)
                                                           ----------          ----------           ---------

Cash flows from financing activities:
 Net change in demand and savings deposits                  7,385,093          (1,998,074)          2,612,693
 Net change in time deposits                               11,724,368          17,036,412           1,872,806
                                                           ----------          ----------           ---------

             Net cash provided by financing activities     19,109,461          15,038,338           4,485,499
                                                           ----------          ----------           ---------

Net change in cash and cash equivalents                    11,819,595            (165,394)          3,731,009

Cash and cash equivalents at beginning of year              8,084,965           8,250,359           4,519,350
                                                           ----------          ----------           ---------

Cash and cash equivalents at end of year                 $ 19,904,560           8,084,965           8,250,359
                                                           ----------          ----------           ---------
                                                           ----------          ----------           ---------


                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                1995           1994           1993
                                                                ----           ----           ----
Supplementary disclosures of cash flow information:
   Cash paid during the year for:
       Interest                                           $ 3,522,567      1,801,841      1,831,225
       Income taxes, net of refunds received              $   963,000          2,318         13,000

   Noncash investing activities:
       Transfer of investment securities to securities
         available for sale upon adoption of SFAS 115     $      -         3,610,378           -
       Change in unrealized gain (loss) on securities
         available for sale, net of tax                   $    89,675         82,734           -
       Transfer of loans to other real estate             $   934,219        245,248           -
       Transfer of loans to repossessions                 $    70,241           -              -
       Financed sales of other real estate                $   203,003           -              -



See accompanying notes to consolidated financial statements.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION
    First Cherokee Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly-owned bank subsidiary, First National Bank of Cherokee (the "Bank"). The Company is subject to regulation under the Bank Holding Company Act of 1956.

    The Bank is a commercial bank that serves Woodstock, Georgia, a community located approximately 20 miles north of metropolitan Atlanta, and surrounding Cherokee and Cobb counties. The Bank is chartered and regulated by the Comptroller of the Currency, is insured and subject to regulation by the Federal Deposit Insurance Corporation, and is a member of the Federal Reserve System.

    BASIS OF PRESENTATION AND RECLASSIFICATION
    The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation.

    The accounting principles followed by First Cherokee Bancshares, Inc. and its subsidiary, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

    CASH AND CASH EQUIVALENTS
    For presentation purposes in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

    INVESTMENT SECURITIES AVAILABLE FOR SALE
    Effective January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, the Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. At December 31, 1995 and 1994, all investment securities were classified as available for sale.

    Available for sale securities consist of investment securities not classified as trading securities or held to maturity securities and are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

    A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

    Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

    OTHER INVESTMENTS
    Other investments include equity securities with no readily determinable fair value. These investment securities are carried at cost.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    LOANS, LOAN FEES AND INTEREST INCOME
    Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated principally by using the simple interest method on the daily balance of the principal amount outstanding.

    Effective January 1, 1995, the Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. The adoption of these standards did not have a material effect on the consolidated financial statements.

    When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration (SBA), a portion of the premiums associated with the sale is deferred and is amortized into interest income over the estimated life of the respective loan as an adjustment to the yield of the remaining unguaranteed portion. The investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan. Gains on sales of loans are presented in the statements of earnings net of brokerage and commission expenses.

    Excess servicing fee receivables are recognized from sales of the portion of loans guaranteed by the SBA with retention of the loan servicing. Excess servicing fee receivables are carried at the present value of the estimated future excess net servicing fee income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of the excess servicing fee receivables is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. The carrying values of the excess servicing fee receivables are evaluated and adjusted periodically based on actual prepayments and estimates of anticipated prepayments, so that recorded amounts do not exceed the value of future net servicing income.

    During 1995, the Bank changed its method of accounting for excess servicing fees to comply with consensus No. 94-9 of the Emerging Issues Task Force. The change, effective for loan sales subsequent to January 19, 1995, resulted in approximately $169,000 of additional earnings, net of tax, or $.26 per share.

    MORTGAGE LOAN ORIGINATION FEES
    The Bank operates a mortgage department for the purpose of brokering mortgage loans to independent investors. Mortgage loan origination fees are recognized at the time the related mortgage loan is closed.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

    ALLOWANCE FOR LOAN LOSSES
    The Bank's provision for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is intended to create an allowance adequate to absorb losses on loans outstanding as of the end of each reporting period. For individually significant loans, management's review consists of evaluations of the financial strength of the borrowers and the related collateral. The review of groups of loans, which are individually insignificant, is based upon delinquency status of the group, lending policies, and collection experience.

    Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

    PREMISES AND EQUIPMENT
    Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

    Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Buildings                                    15-40 years
         Furniture, fixtures and equipment             5-10 years

    OTHER REAL ESTATE
    Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

    TREASURY STOCK
    Treasury stock is accounted for by the cost method. Subsequent reissuances are on a first-in, first-out basis.

    INCOME TAXES
    The Company changed its method of accounting for income taxes effective January 1, 1993. The adoption of SFAS No. 109 resulted in a cumulative effect that increased net earnings by $129,200, or $.24 per common share for the year ended December 31, 1993.

    Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    INCOME TAXES, continued
    In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

    NET EARNINGS PER SHARE
    Net earnings per share are based on the weighted average number of shares outstanding during each year including consideration of stock options and stock warrants, which represent common stock equivalents. It is assumed that all dilutive common stock equivalents are exercised at the beginning of the year and that the proceeds are used to purchase shares of the Company's common stock. The average market price during each year is used to compute equivalent shares assumed to be acquired for primary earnings per share, whereas year end prices are used for fully diluted per share amounts. The resulting difference in the calculation of primary and fully diluted earnings per share is due to the application of the modified treasury stock method, which is applied in instances in which dilutive common stock equivalents exceed 20% of the outstanding common stock. As discussed in note 10, all per share amounts have been retroactively adjusted to reflect the 10% stock dividend declared on January 17, 1996.

    RECENT ACCOUNTING PRONOUNCEMENTS
    During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard will become effective for the Company January 1, 1996 and will require the Company to disclose the fair value of employee stock options granted in 1995 and subsequent years. Since the Company will not be required to record the options at fair value, management does not expect this new standard to have a material impact on the consolidated financial statements.

(2) SECURITIES AVAILABLE FOR SALE
    The amortized cost and estimated fair value of securities available for sale at December 31, 1995 and 1994 are presented below:


                                                     Gross          Gross       Estimated
                                   Amortized       Unrealized     Unrealized      Fair
    1995                             Cost            Gains          Losses       Value
    ----                           ---------       ----------     ----------    ---------
U.S. Government agencies          $  495,442           -               (33)       495,409
Mortgage-backed securities           478,624         10,550           -           489,174
                                  ----------         ------        -------      ---------

                                  $  974,066         10,550            (33)       984,583
                                  ----------         ------        -------      ---------
                                  ----------         ------        -------      ---------

     1994
     ----
U.S. Government agencies          $2,519,215           -          (116,872)     2,402,343
Mortgage-backed securities           714,853          3,007        (11,490)       706,370
                                  ----------         ------        -------      ---------

                                  $3,234,068          3,007       (128,362)     3,108,713
                                  ----------         ------        -------      ---------
                                  ----------         ------        -------      ---------


                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(2) SECURITIES AVAILABLE FOR SALE, CONTINUED
    The amortized cost and estimated fair value of securities available for sale at December 31, 1995, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                         Estimated
                                        Amortized          Fair
                                          Cost             Value
                                        ---------        ---------

        Less than one year              $ 495,442         495,409
        Mortgage-backed securities        478,624         489,174
                                          -------         -------

                                        $ 974,066         984,583
                                          -------         -------
                                          -------         -------

    There were no sales of securities available for sale during 1995 and 1994. Proceeds from sales of investment securities during 1993 totalled $3,695,249, and gross gains of $167,643 were realized on those sales.

    Securities with a carrying value of approximately $767,000 and $1,879,000 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits as required by law.

(3) LOANS
    Major classifications of loans at December 31, 1995 and 1994 are presented below:

                                           1995                1994
                                           ----                 ----
       Commercial                       8,644,335           6,537,937
       SBA - unguaranteed              12,923,486           5,938,750
       Real estate - mortgage          19,311,092          18,476,621
       Real estate - construction       9,570,279          11,791,651
       Installment and other consumer   4,473,027           3,774,520
                                        ---------           ---------

             Total loans               54,922,219          46,519,479

             Less: Allowance for
                  loan losses             685,706             461,030
                                          -------             -------

             Total net loans         $ 54,236,513          46,058,449
                                      -----------          ----------
                                      -----------          ----------

    The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Cherokee and Cobb County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

    The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 1995 and 1994 of approximately $25,000,000 and $21,000,000.

    A substantial portion of the Company's revenues are generated from the origination of loans guaranteed by the SBA and the sale of the guaranteed portions of these loans. Funding for the various SBA loan programs depends upon annual appropriations by the U.S. Congress.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(3) LOANS, CONTINUED
    An analysis of the activity in the allowance for loan losses for the years ended December 31, 1995, 1994 and 1993 is presented below:

                                   1995           1994           1993
                                   ----           ----           ----
    Balance at beginning
       of year                $ 461,030        348,084        347,718
    Provision charged
       to operations            255,471         65,000        128,212
    Loans charged off           (64,094)       (39,218)      (151,809)
    Recoveries                   33,299         87,164         23,963
                                -------        -------        -------

    Balance at end of year    $ 685,706        461,030        348,084
                                -------        -------        -------
                                -------        -------        -------

(4) PREMISES AND EQUIPMENT
    Premises and equipment at December 31, 1995 and 1994 are summarized as follows:

                                                    1995           1994
                                                    ----           ----

    Land and buildings                          $ 2,017,447      2,002,553
    Furniture, fixtures
       and equipment                                449,091        344,054
                                                  ---------      ---------


                                                  2,466,538      2,346,607
    Less: accumulated
       depreciation                                 446,991        311,938
                                                  ---------      ---------


                                                $ 2,019,547      2,034,669
                                                  ---------      ---------
                                                  ---------      ---------


     Depreciation expense was $135,053, $110,255 and $77,171 for the years ended December 31, 1995, 1994 and 1993, respectively.

(5)  INCOME TAXES
     The following is an analysis of the income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993:

                                        1995           1994           1993
                                        ----           ----           ----
    Current                        $ 627,565        298,709          -
    Deferred                         (74,789)       105,168          -
    Change in valuation
       allowance                      -            (135,184)      (130,913)
                                   ---------        -------        -------


                                   $ 552,776        268,693       (130,913)
                                     -------        -------        -------
                                     -------        -------        -------


                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(5) INCOME TAXES, CONTINUED
    The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                        1995           1994           1993
                                        ----           ----           ----
    Pretax income at
       statutory rates             $ 554,282        360,846        233,720
    Add (deduct):
       Utilization of net
       operating loss carryforward     -            (49,442)      (235,675)
       Adjustment to
          valuation allowance          -            (46,594)      (130,913)
       Increase in cash
          surrender value of
          life insurance             (14,634)         -              -
       State taxes, net of
          federal tax effect           4,376          -              -
       Other                           8,752          3,883          1,955
                                    --------        -------        -------


                                   $ 552,776        268,693       (130,913)
                                    --------        -------        -------
                                    --------        -------        -------

     The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is included as a component of other assets at December 31, 1995 and 1994.

                                                       1995           1994
                                                       ----           ----

    Deferred tax assets:
      Allowance for loan losses                   $ 192,446         85,510
      Unearned loan fees                             -              65,539
      Deferred gains on SBA loans                   144,237        104,658
      State net operating loss carryforward          -               6,343
      State tax credits                              -              24,409
      Unrealized loss on
         securities available for sale               -              42,621
      Nonaccrual loan interest                       36,055          3,932
      Deferred compensation                           9,161         -
      Other, net                                     16,000         27,852
                                                    -------        -------


      Gross deferred tax asset                      397,899        360,864
                                                    -------        -------

    Deferred tax liabilities:
      Accelerated depreciation                      (32,981)       (28,114)
      Unrealized gain on
         securities available for sale               (3,576)         -

      Gross deferred tax liability                  (36,557)       (28,114)
                                                    -------        -------


      Net deferred tax asset                      $ 361,342        332,750
                                                    -------        -------


                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(6)  STOCKHOLDERS' EQUITY
     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1995, the Bank could pay approximately $1,008,000 to the Company in dividends without obtaining prior regulatory approval.

(7)  EMPLOYEE AND DIRECTOR BENEFIT PLANS
     In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allow each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and are exercisable for ten years from the date of opening of the Bank at the initial offering price of $10 per share. At December 31, 1995 and 1994, 196,350 warrants were outstanding.

     The Company also has an Employee Stock Plan whereby 66,000 shares of common stock have been reserved for incentive stock options. These options will allow employees to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. No stock options were exercised in 1995, 1994 or 1993.

     The following is a summary of stock option transactions:

                                                         1995           1994
                                                         ----           ----
        Outstanding, beginning of year                  20,131         20,131
        Options granted                                  6,600           -
        Options cancelled                               (2,200)          -
                                                         -----         ------
        Outstanding, end of year (at $10 per share)     24,531         20,131
                                                        ------         ------
                                                        ------         ------

     In December 1994, the Bank initiated a postretirement benefit plan to provide retirement benefits to its President and Board of Directors and to provide death benefits for their designated beneficiaries. Under the plan, the Bank purchased split-dollar whole life insurance contracts on the lives of the President and each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1995 and 1994, the cash surrender value of the insurance contracts was approximately $1,350,000 and $1,300,000, and is included as a component of other assets. Expenses incurred for benefits relating to this plan were $16,709 during 1995. No expenses were incurred during 1994.

     The Company adopted a 401(k) profit sharing plan, effective January 1, 1995, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $29,000 for the year ended December 31, 1995.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(8)  RELATED PARTY TRANSACTIONS
     The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1995:

         Balance at December 31, 1994                 $ 1,947,000
         New loans                                      1,568,000
         Repayments                                    (2,092,000)
                                                        ---------

         Balance at December 31, 1995                 $ 1,423,000
                                                        ---------
                                                        ---------

(9)  COMMITMENTS
     The Bank entered into an agreement with a director to lease approximately
     1.44 acres of land which is used as the site for the Bank's main office. The lease term is 20 years. The lease has renewal and purchase options and provides that the Bank pay the cost of property taxes, insurance and maintenance. The Bank may renew the lease for four separate five-year terms and may purchase the leased property during the tenth year of the lease term or at each five-year interval thereafter through the end of the lease term. The purchase price would be the lesser of appraised value at the purchase date or $462,750 plus three percent on a non-compounded basis per year from lease inception (1989) through the purchase date.

     During the years ended December 31, 1995, 1994 and 1993, rental payments of $55,123, $52,474 and $50,945 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors. Total rent expense for both affiliated and unaffiliated lessors was $214,553, $218,598 and $202,430 for the years ended December 31, 1995, 1994 and 1993, respectively.

     Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

         Year Ending
         December 31,
         ------------
              1996 (including unaffiliated lessors of $46,042)       $ 102,819
              1997 (including unaffiliated lessors of $9,866)           68,346
              1998                                                      60,234
              1999                                                      62,041
              2000                                                      63,902
              Thereafter                                               530,334
                                                                       -------

                                                                     $ 887,676
                                                                       -------
                                                                       -------

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

     In most cases, the Bank requires collateral or other security to support financial instruments with credit risk.

                                                         Approximate
                                                           Contract
                                                            Amount
                                                          -----------
                                                      1995         1994
                                                      ----         ----
         Financial instruments whose contract
           amounts represent credit risk:
             Commitments to extend credit        $11,300,000    8,685,000
             Standby letters of credit           $   346,000      131,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are secured by real estate, certificates of deposit or other personal assets at December 31, 1995 and 1994.

(10) SUBSEQUENT EVENTS
     On January 17, 1996, the Company declared a 10% stock dividend. All references to shares outstanding and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to give effect to the dividend.

(11) SUPPLEMENTAL FINANCIAL DATA
     Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                           1995       1994      1993
                                           ----       ----      ----
         Legal and professional fees   $  56,658     85,504    82,552
         Data processing               $ 192,326    165,584   171,860
         FDIC assessment               $  85,997    102,688    86,239
         Amortization expense          $  62,975     68,899    59,939
         Stationery and supplies       $  68,548     48,096    51,678
         Directors' fees               $  59,230     59,065    15,985

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12) FIRST CHEROKEE BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                    Balance Sheets

                              December 31, 1995 and 1994

                                                                   ASSETS
                                                                                                             1995           1994
                                                                                                             ----           ----
         Cash                                                                                         $    11,382         11,382
         Investment in bank subsidiary                                                                  6,141,378      4,974,237
                                                                                                      -----------      ---------


                                                                                                      $ 6,152,760      4,985,619
                                                                                                      -----------      ---------
                                                                                                      -----------      ---------

                                                            STOCKHOLDERS' EQUITY

         Stockholders' equity                                                                         $ 6,152,760      4,985,619
                                                                                                      -----------      ---------
                                                                                                      -----------      ---------

                                                           Statements of Earnings

                                            For the Years Ended December 31, 1995, 1994 and 1993

                                                                                              1995           1994           1993
                                                                                              ----           ----           ----
         Interest income                                                               $        -             294            339
         Operating expenses                                                                     -          (2,738)        (3,973)

                                                                                         ---------        -------        -------

             Loss before equity in undistributed earnings
               of bank subsidiary                                                               -          (2,444)        (3,634)

         Equity in undistributed earnings of bank subsidiary                             1,077,466        795,063        951,160
                                                                                         ---------        -------        -------

             Net earnings                                                              $ 1,077,466        792,619        947,526
                                                                                         ---------        -------        -------
                                                                                         ---------        -------        -------

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12) FIRST CHEROKEE BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                               Statements of Cash Flows

                 For the Years Ended December 31, 1995, 1994 and 1993

                                                                                              1995           1994           1993
                                                                                              ----           ----           ----
         Cash flows from operating activities:
         Net earnings                                                                   $1,077,466        792,619        947,526
         Adjustments to reconcile net earnings to
          net cash provided by operating activities:
           Equity in undistributed earnings of bank subsidiary                          (1,077,466)      (795,063)      (951,160)
           Amortization                                                                       -             2,738          3,973
                                                                                         ---------       --------       --------

             Net cash provided by operating activities                                        -               294            339
                                                                                         ---------       --------       --------

         Net change in cash                                                                   -               294            339

         Cash at beginning of the period                                                    11,382         11,088         10,749
                                                                                         ---------       --------        -------

         Cash at end of the period                                                      $   11,382         11,382         11,088
                                                                                         ---------       --------        -------
                                                                                         ---------       --------        -------

         Noncash investing activities:
          Change in unrealized gain (loss) of subsidiary's
           securities available for sale, net of tax                                    $   89,675        (82,734)          -

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

          CASH AND SHORT-TERM INVESTMENTS
          For cash, due from banks, interest-bearing deposits with other banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

          SECURITIES AVAILABLE FOR SALE
          Fair values for securities available for sale are based on quoted market prices.

          OTHER INVESTMENTS
          The carrying amount of other investments approximates fair value.

                    FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

         LOANS
         The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

         DEPOSITS
         The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

         COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT
         Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

         LIMITATIONS
         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1995 are as follows:

                                                  Carrying      Estimated
                                                   Amount       Fair Value
                                                  --------      ----------
         Assets:
         Cash and cash equivalents             $ 19,904,560     19,904,560
         Securities available for sale              984,583        984,583
         Other investments                          592,300        592,300
         Loans, net                              54,236,513     54,172,873

         Liabilities:
         Deposits                                76,121,001     76,916,345

         Unrecognized financial instruments:
         Commitments to extend credit            11,300,000     11,300,000
         Standby letters of credit                  346,000        346,000

                           FIRST NATIONAL BANK OF CHEROKEE

                                 GENERAL INFORMATION

                                ----------------

GENERAL OFFICES                    BOARD OF DIRECTORS

     6395 E. Alabama Road              Alan D. Bobo  --
     Woodstock, Georgia  30188              Bobo Plumbing Company

MAILING ADDRESS                        Elwin K. Bobo --
                                            Bobo Construction Company
    P. O. Box 1238
    Woodstock, Georgia  30188          Michael A. Edwards --
                                            Edwards Tire Company

EXECUTIVE OFFICERS                     J. Stanley Fitts --
                                            Reeves Floral Products, Inc.
    Carl. C. Hames, Jr .--
      President                        Russell L. Flynn --
                                            Cherokee Realty Company
    Terry A. Lee --
      Executive Vice President         Carl C. Hames, Jr. --
                                            First National Bank of Cherokee
    Kitty A. Kendrick --
      Senior Vice President/           C. Garry Haygood --
      Chief Financial Officer               Haygood Hauling & Grading

                                       Thomas D. Hopkins, Jr. --
                                            Hopkins Auto Parts, Inc.

                                       Bobby R. Hubbard --
                                            Flight Equipment Instructor,
                                            Lockheed Aeronautical System

                                       Dennis M. Lord --
                                            Bay, Lingerfelt & Lord, Inc.

                                       Larry R. Lusk --
                                            Lusk Construction Company

                                       Stuart R. Tasman --
                                            Doctor of Optometry

                           FIRST CHEROKEE BANCSHARES, INC.

                                 GENERAL INFORMATION

                                ----------------

GENERAL OFFICES                    BOARD OF DIRECTORS
    6395 E. Alabama Road
    Woodstock, Georgia 30188           Alan D. Bobo  --
                                         Bobo Plumbing Company
MAILING ADDRESS                        Elwin K. Bobo --
     P.O. Box 1238                       Bobo Construction Company
    Woodstock, Georgia 30188           Michael A. Edwards --
                                         Edwards Tire Company
GENERAL COUNSEL                        J. Stanley Fitts --
    Powell, Goldstein, Frazer & Murphy   Reeves Floral Products, Inc.
                                       Russell L. Flynn --
INDEPENDENT CERTIFIED                    Cherokee Realty Company
     PUBLIC ACCOUNTANTS                Carl C. Hames, Jr. --
      Evans, Porter, Bryan & Co.         First National Bank of Cherokee
                                       C. Garry Haygood --
                                         Haygood Hauling & Grading
EXECUTIVE OFFICERS                     Thomas D. Hopkins, Jr. --
    Carl C. Hames, Jr. --                Hopkins Auto Parts, Inc.
       President                       Bobby R. Hubbard --
                                         Flight Equipment Instructor,
     Kitty A. Kendrick --                Lockheed Aeronautical System
       Senior Vice President/          Dennis M. Lord --
       Chief Financial Officer           Bay, Lingerfelt & Lord, Inc.
                                       Larry R. Lusk --
                                         Lusk Construction Company
                                       Stuart R. Tasman --
                                         Doctor of Optometry


                                    ANNUAL MEETING

                                Date:  April 17, 1996
                         Time:  4:00 PM Eastern Daylight Time
                           Place:  Woodstock Public Library
                                510 North Main Street
                                 Woodstock, GA  30188


                                SHAREHOLDER RELATIONS

   FIRST CHEROKEE BANCSHARES, INC. PROVIDES CERTAIN REPORTS TO ITS SHAREHOLDERS WITHOUT CHARGE. FOR ADDITIONAL COPIES OF THIS ANNUAL REPORT, INTERIM REPORTS AND THE COMPANY'S ANNUAL REPORT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-KSB (WITHOUT EXHIBITS), CONTACT: CARL C. HAMES, JR., P.O. BOX 1238, WOODSTOCK, GEORGIA 30188 OR (770) 591-9000.

                              FIRST NATIONAL BANK
                                  OF CHEROKEE
                             6395 EAST ALABAMA ROAD
                            WOODSTOCK, GEORGIA 30188