Form 10KSB, Exhibit 13
period 1996-12-31
FIRST CHEROKEE BANCSHARES INC
filed 1997-03-28
CIK 841545

                     [FIRST NATIONAL BANK OF CHEROKEE LOGO]


                        FIRST CHEROKEE BANCSHARES, INC.

                               1996 ANNUAL REPORT
                                TO SHAREHOLDERS



           P.O. BOX 1238 . WOODSTOCK, GEORGIA 30188 . (770) 591-9000

MARCH 24, 1997

TO OUR SHAREHOLDERS AND FRIENDS:

I AM PLEASED TO PROVIDE YOU WITH THE 1996 ANNUAL REPORT FOR FIRST CHEROKEE BANCSHARES, INC. THE REPORT COVERS THE COMPANY'S CONSOLIDATED FINANCIAL POSITION AS OF DECEMBER 31, 1996 AND 1995 AND RESULTS OF OPERATIONS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996.

NET EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1996 OF $418,220, REPRESENTING A
 .52% RETURN ON AVERAGE ASSETS, DID NOT MEET EXPECTATIONS. THE LEVEL OF NONPERFORMING ASSETS SIGNIFICANTLY AFFECTED EARNINGS THROUGH LOST INTEREST INCOME AS WELL AS INCREASED COLLECTION COSTS. WE'VE TAKEN PROACTIVE MEASURES BY INCREASING THE ALLOWANCE FOR LOAN LOSSES TO 1.37% OF TOTAL LOANS. WHILE EARNINGS FOR 1996 WERE NOT AT THE EXCEPTIONAL LEVEL ACHIEVED BY THE BANK DURING RECENT YEARS, THE THREE YEAR AVERAGE RETURN ON AVERAGE ASSETS IS 1.17%, AND THE THREE YEAR AVERAGE RETURN ON AVERAGE STOCKHOLDERS' EQUITY IS 14.13%, REFLECTING RESPECTABLE RETURNS. MANAGEMENT OF THE BANK IS FOCUSED ON RETURNING THE BANK TO AN ACCEPTABLE EARNINGS LEVEL.

1996 WAS ALSO A YEAR OF ADJUSTMENT FOR THE BALANCE SHEET OF THE COMPANY. WHILE TOTAL ASSETS DECREASED 9%, FROM $82.9 MILLION AS OF DECEMBER 31, 1995, TO $75.6 MILLION AS OF DECEMBER 31, 1996, AVERAGE ASSETS INCREASED 8% DURING 1996 AS COMPARED TO 1995. IN AN EFFORT TO IMPROVE THE BANK'S COST OF FUNDS, CERTAIN INSTITUTIONAL CERTIFICATES OF DEPOSIT WERE ALLOWED TO MATURE AND ROLL-OFF DURING THE YEAR. NEW LOAN AND DEPOSIT GROWTH WAS ACHIEVED BY ONGOING DEVELOPMENT OF THE BANK'S SHARE OF ITS LOCAL MARKET.

WE ARE PROUD OF SEVERAL SENIOR ADDITIONS TO OUR STAFF. RICK KONONEN, A CHEROKEE COUNTY NATIVE, FORMERLY WITH A COMMUNITY BANK IN CANTON, JOINED US AS PRESIDENT OF THE BANK DURING JANUARY 1997. RICK BRINGS WITH HIM TWENTY-FIVE YEARS OF BANKING EXPERIENCE AS WELL AS FAMILIARITY WITH OUR COMMUNITY. IN AN EFFORT TO PREVENT FUTURE NONPERFORMING ASSET PROBLEMS, WE'VE ALSO ADDED NEAL DAVIES AS EXECUTIVE VICE PRESIDENT OF ASSET QUALITY. A VETERAN BANKER IN THE METROPOLITAN AREA, NEAL HAS OVER TWENTY-FIVE YEARS OF BANKING EXPERIENCE.

WITH THESE ADDITIONS, THE BANK HAS THE MANAGEMENT IN PLACE TO EXPAND ITS MARKET SHARE. THE BANK IS PURSUING ADDITIONAL LOCATIONS IN BOTH COBB AND CHEROKEE COUNTIES, AND IN PARTICULAR, IN CANTON. WE'VE INVESTED IN STATE OF THE ART TECHNOLOGIES FOR OUR EMPLOYEES AND CUSTOMERS IN ORDER TO PROVIDE SUPERIOR QUALITY SERVICE. DURING 1996, BANK STATEMENTS WERE CONVERTED TO IMAGE STATEMENTS AND TELEPHONE BANKING WAS IMPLEMENTED. DURING 1997, DEBIT CARDS AND INTERNET BANKING WILL BE AVAILABLE TO CREDIT-WORTHY CUSTOMERS.

WHILE OUR EARNINGS DID NOT MEET EXPECTATIONS, I AM PLEASED TO REPORT THAT THE MARKET VALUE OF YOUR STOCK INCREASED 36% DURING THE YEAR. WE REMAIN FOCUSED ON OUR GOALS AND ARE COMMITTED TO MAKING FIRST CHEROKEE BANCSHARES, INC. AND FIRST NATIONAL BANK OF CHEROKEE A SOUNDLY OPERATED, HIGHLY CAPITALIZED AND PROFITABLE COMMUNITY BANK. WE ARE EXCITED ABOUT THE OPPORTUNITIES AHEAD IN 1997. WE ARE PROUD OF OUR COMMUNITY AND YOUR COMMUNITY BANK.

VERY TRULY YOURS,

/s/ Carl C. Hames, Jr.

CARL C. HAMES, JR.
CHIEF EXECUTIVE OFFICER

                        FIRST CHEROKEE BANCSHARES, INC.

                            SELECTED FINANCIAL DATA

                                                 AS OF AND FOR THE YEAR
                                                   ENDED DECEMBER 31,
                                          -------------------------------------
                                              1996         1995        1994
                                          -----------  -----------  -----------
SELECTED STATEMENT OF EARNINGS DATA
Total Interest Income                     $ 7,254,504  $ 7,073,346  $ 4,520,615
Net Interest Income                         3,510,743    3,550,659    2,718,997
Provision for Loan Losses                     373,510      255,471       65,000
Net Earnings                                  418,220    1,077,466      792,619
Primary Net Earnings per Share*                  0.66         1.68         1.44
Fully Diluted Net Earnings per Share*            0.65         1.67         1.44
Cash Dividends per Share                            0            0            0

SELECTED BALANCE SHEET DATA
Average Balances:
  Total Assets                            $80,865,818  $74,757,186  $51,341,796
  Total Deposits                           73,712,687   67,998,500   46,023,221
  Stockholders' Equity                      6,471,501    5,632,546    4,709,640
End of Period Balances:
  Total Assets                             75,612,198   82,856,287   62,719,148
  Total Deposits                           68,397,118   76,121,001   57,011,540
  Stockholders' Equity                      6,568,583    6,152,760    4,985,619
  Book Value per Share*                        $11.90       $11.15        $9.94

FINANCIAL RATIOS
Return on Average Assets                        0.52%        1.44%        1.54%
Return on Average Shareholders' Equity          6.46%       19.12%       16.82%
Stockholders' Equity as a Percent
 of Total Assets                                8.69%        7.43%        7.95%
Net Interest Rate Spread                        4.73%        5.11%        5.74%
Loan Loss Reserve/Loans                         1.37%        1.25%        1.00%

ASSET QUALITY
Nonaccrual Loans as a Percentage
 of Total Loans                                 2.30%        3.23%        1.09%
Loans Past Due 90 Days or More
 as a Percent of Net Loans                      0.00%        0.04%        0.00%
Loan Chargeoffs as a Percent
 of Net Average Loans                           0.59%        0.12%        0.11%

------------

*Per share calculations for 1994 are based on the number of shares (501,640) outstanding as of December 31, 1994. Per share calculations for 1995 and 1996 are based on the number of shares outstanding resulting from a 10% stock dividend declared January 17, 1996 which was paid on April 1, 1996 (551,804).

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

The Bank is located at 9860 Highway 92 in Woodstock, Georgia. The Bank's primary mission is to provide quality service to depositing and borrowing customers while maintaining adequate security for depositors' funds and shareholders' investments.

The Company's goal for 1996 was to sustain profitability while maintaining prudent banking practices and maximizing its contributions to its community. The Company achieved these goals with earnings for the year of $418,220, representing a .52% return on average assets.

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere in this report.

                             RESULTS OF OPERATIONS
                             ---------------------

While the Company had a profitable year, earnings were less than expectations. Maintaining profitability is essential to the Bank's long-term viability because a strong equity position is vital to take advantage of future opportunities available to the Bank.

NET INTEREST INCOME


Net interest income for the year ended December 31, 1996 was $3,510,743, a 1.12% decrease compared to $3,550,659 for the year ended December 31, 1995. The decrease in net interest income is primarily attributable to a .36% decrease in average yield on earning assets. This in turn is due to an increase in average nonperforming assets in 1996 as compared to 1995.

                             [Chart Appears Here]

Total interest income for the year ended December 31, 1996 was $7,254,504 (including $187,432 resulting from the amortization of deferred loan fees), a 2.56% increase compared to $7,073,346 for the year ended December 31, 1995. Interest expense for the year ended December 31, 1996 was $3,743,761, a 6.28% increase compared to $3,522,687 for the year ended December 31, 1995. The increase is primarily attributable to a 5.93% increase in average interest-bearing deposits as well as increased cost of funds due to the highly competitive local market. The net interest rate margin averaged 4.73% during 1996, compared to 5.11% in 1995. The average yield on earning assets was 10.47% in 1996, compared to 10.83% in 1995.

The Bank's average cost of funds was 5.74% in 1996, an increase of .02% compared to 5.72% in 1995. The Bank's interest-bearing liabilities for the year ended December 31, 1996 averaged $65,232,402, a 5.93% increase compared to $61,577,824 for the year ended December 31, 1995. The Bank achieved this deposit growth through normal growth within its market area as well as expanding its market for certificates of deposit.

The Bank's interest rate spread and interest rate margin are sensitive to changes in interest rates paid on deposits and earned on loans and other earning assets. Interest rate sensitivity, as discussed later in this report, is an important consideration for the Bank. While the majority of loans are adjustable immediately, monthly or quarterly to changes in the Bank's prime lending rate, the Bank establishes interest rate floors within individual loan agreements on approximately half of the loan portfolio to protect the interest margin should rates begin to decrease.

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid thereon during the years ended December 31, 1996 and 1995.

                                                  1996                                   1995
                                   ----------------------------------     ----------------------------------
                                                   Interest   Average                   Interest    Average
                                     Average       Income/    Yield/        Average      Income/    Yield/
                                     Balance       Expense     Cost         Balance      Expense     Cost
                                   -----------   ----------   -------     -----------   ----------  --------
ASSETS
Interest-Earning Assets
  Loan Portfolio (1)               $55,373,204   $6,473,525    11.69%     $51,902,061   $6,265,591   12.07%
  Investment Securities (2)          1,608,227       84,357     5.25%       3,027,979      195,914    6.47%
  Federal Funds Sold, Interest-
    Bearing Deposits and
    Other Investments               12,279,168      696,622     5.67%      10,391,629      611,841    5.89%
                                   -----------   ----------    -----      -----------   ----------   -----
      Total Interest-Earning
        Assets                      69,260,599   $7,254,504    10.47%      65,321,669   $7,073,346   10.83%
Non-Earning Assets                  11,605,219                              9,435,517
                                   -----------                            -----------
      Total Average Assets         $80,865,818                            $74,757,186
                                   ===========                            ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
  NOW Accounts                     $ 4,891,026   $  122,738     2.51%     $ 4,090,159   $  115,034    2.81%
  Money Market Accounts              5,241,153      188,132     3.59%       6,056,074      226,210    3.74%
  Savings                            2,477,314       65,073     2.63%       2,467,441       72,729    2.95%
  Time, $100,000 and Over           13,992,042      875,902     6.26%      12,463,685      798,922    6.41%
  Other Time                        38,630,867    2,491,916     6.45%      36,500,465    2,309,792    6.33%
                                   -----------   ----------    -----      -----------   ----------   -----
      Total Interest-Bearing
        Liabilities                 65,232,402   $3,743,761     5.74%      61,577,824   $3,522,687    5.72%
Non Interest-Bearing Demand
  Deposits                           8,480,285                              6,420,676
Other Liabilities                      681,630                              1,126,140
                                   -----------                            -----------
      Total Liabilities             74,394,317                             69,124,640
Stockholders' Equity                 6,471,501                              5,632,546
                                   -----------                            -----------
Total Average Liabilities and
  Stockholders' Equity             $80,865,818                            $74,757,186
                                   ===========                            ===========
Net Earning Assets                 $ 4,028,197                            $ 3,743,845
Net Yield on Interest
  Earning Assets                          5.06%                                  5.43%
Net Interest Rate Spread                  4.73%                                  5.11%
Net Interest Margin                $ 3,510,743                            $ 3,550,659

------------

(1) When computing yields on interest earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $187,432 and $350,011 are included in interest income for the periods ending December 31, 1996 and 1995, respectively.

(2) All investment securities are taxable.

ALLOWANCE FOR LOAN LOSSES

The loan loss provision for the year ended December 31, 1996 was $373,510 compared to $255,471 for the year ended December 31, 1995. Charge-offs during 1996 amounted to $328,253, and recoveries amounted to $127,308. This compares to 1995 charge-offs of $64,094 and $33,299 in recoveries. One commercial loan relationship accounted for approximately 41% of commercial loan chargeoffs. The increase in consumer loan chargeoffs was primarily due to losses associated with increased automobile lending. The allowance for loan loss at December 31, 1996 was $858,271, or 1.37% of total loans, compared to $685,706, or 1.25% of total loans, at the end of 1995. Management increased the allowance for loan loss during 1996 in an effort to keep up with the growth in the loan portfolio. Additionally, the Bank experienced an increase in average nonperforming assets and chargeoffs during 1996.

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

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 1996 and 1995.

                   ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                        1996          1995
                                                      --------      --------
Balance at the Beginning of Year                      $685,706      $461,030
Charge-offs:
  Real Estate Construction                                   0             0
  Real Estate Mortgage                                       0             0
  SBA - Unguaranteed                                         0             0
  Commercial                                           182,161        31,008
  Consumer                                             146,092        33,086
                                                      --------      --------
Total Charge-offs                                      328,253        64,094
Recoveries:
  Real Estate Construction                                  41             0
  Real Estate Mortgage                                       0        15,236
  SBA - Unguaranteed                                         0             0
  Commercial                                           104,999        11,497
  Consumer                                              22,268         6,566
                                                      --------      --------
Total Recoveries                                       127,308        33,299
    Net Chargeoffs                                     200,945        30,795
Provision for Loan Losses                              373,510       255,471
                                                      --------      --------
Balance at the End of Year                            $858,271      $685,706
                                                      ========      ========
Percentage of Allowance for Loan Loss to Loans
  Outstanding as of Year End                              1.37%         1.25%
Ratio of Net Charge-offs to Average
  Loans Outstanding During the Year                       0.36%         0.06%
                                                          ====          ====

The Bank provides specific allocations as a precautionary measure if it is anticipated that a particular loan may deteriorate or on a group of loans that have a significant risk level or have suffered a notable level of losses in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 1996, three loans were considered impaired requiring specific reserves totaling $149,880. For allocation purposes, the specific reserves are appropriated directly to the category the individual loan is in. Effective 1996, the remaining allowance, less any surplus in the allowance based on an internal analysis, is attributed to the loan categories based on the relative percentage of the particular category to total loans. Any surplus is considered unallocated. At December 31, 1996, management calculated the surplus to be $100,000. At December 31, 1995, the Bank had no loans that required specific allocations and 100% of the allowance was unallocated.

The following table presents the allocation of the Allowance for Loan Losses as of December 31, 1996 and 1995.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                             1996                  1995
                                     --------------------   -------------------
                                                  % of                  % of
                                                  Loss                  Loss
                                      Amount    Allocated    Amount   Allocated
                                     --------   ---------   --------  ---------
Real Estate Construction             $ 93,192      10.86%   $      0     0.00%
Real Estate Mortgage                  202,492      23.59%          0     0.00%
SBA - Unguaranteed                    174,092      20.28%          0     0.00%
Commercial                            245,233      28.58%          0     0.00%
Consumer                               43,262       5.04%          0     0.00%
Unallocated                           100,000      11.65%    685,706   100.00%
                                     --------     ------    --------   ------
   Total Allowance for Loan Losses   $858,271     100.00%   $685,706   100.00%
                                     ========     ======    ========   ======

The Bank had two properties classified as Other Real Estate Owned totaling $625,638 as of December 31, 1996. The largest of these properties has a balance of $510,047, an appraised value of $515,000, and consists of 95 acres of land in Cherokee County. The property has been under various contracts, none of which would have resulted in a loss to the Bank. The most recent contract expired December 15, 1996. For miscellaneous reasons, a sale has not been consummated. Currently, two separate developers are actively evaluating a contract and management still believes this property will be sold with no loss. No material loss is anticipated on the resolution of the other property either. Additionally, as of December 31, 1996, the Bank had repossessed six vehicles with fair value totaling $37,472. No material loss is anticipated on the sale of these vehicles.

At December 31, 1996, the Bank had eight borrowers on nonaccrual status in the amount of $1,444,709 or 2.30% of total loans compared to $1,774,778 or 3.23% of total loans at December 31, 1995. Two borrowers account for $1,251,844 or 87% of total nonaccrual loans. The largest nonaccrual loan, in the amount of $736,439, is collateralized by commercial real estate and a convenience store valued at $600,000. A specific reserve has been allocated to adjust the asset value to the appraised value. The Bank foreclosed on the property in February 1997. While the property is not yet under contract, management is currently negotiating with several interested parties. It is anticipated that the property will be sold in the near future at no loss to the Bank. The second largest nonaccrual loan, with a balance of $515,405, is collateralized by property valued at $1,421,100. The borrower is currently making payments under an approved bankruptcy plan, and the loan was transferred back to accrual status in 1997. Management anticipates full recovery of all principal and interest established by the original loan agreement. In addition, no material loss is anticipated on the resolution of the other six borrowers classified as nonaccrual. There were no loans past due greater than 90 days and still accruing as of December 31, 1996. Two loans, totaling $20,310, were past due greater than 90 days and still accruing interest as of December 31, 1995. While the Bank had increased losses on loan problems during 1996, the trend is not expected to continue in the foreseeable future.

OTHER INCOME

Other income was $1,286,452 for the year ended December 31, 1996, compared to $1,441,428 for the year ended December 31, 1995. Other income for 1996 consisted primarily of gains on sales of SBA loans of $791,793 and service charges on deposit accounts of $276,305. Other income for 1995 consisted primarily of gains on sales of SBA loans of $1,062,554 and service charges on deposit accounts of $214,724.

In the past, mortgage origination fees have represented a recurring source of income based on the Bank's ability to broker single-family residential mortgages. During 1996, the mortgage operation of the Bank was discontinued. Income from this source was $5,026 for the year ended December 31, 1996, an 89% decrease compared to $45,495 for the year ended December 31, 1995.

Gains on the sales of loans represent a recurring source of income for the Bank. Gains on the sales of loans are dependent upon the Bank's ability to originate SBA guaranteed loans, as well as the market price for such loans. Beginning in 1994, the Bank began recognizing excess servicing fees from the sale of the guaranteed portion of certain SBA loans. In these instances, the Bank sold the loans for reduced premiums, and in turn received higher than normal servicing rates. Total income from this source was $791,793 during 1996 and $1,062,554 during 1995, including $381,253 and $595,146 recognized related to excess servicing fees in 1996 and 1995 respectively. During 1995, the Bank changed its method of accounting for excess servicing fees to comply with consensus No. 94-9 of the Emerging Issues Task Force. The change, effective for loan sales subsequent to January 19, 1995, resulted in approximately $111,000 and $169,000 of additional earnings, net of tax, in 1996 and 1995 respectively. The Bank began originating SBA loans in June of 1992 and plans to continue for the foreseeable future. The Bank anticipates approximately the same level of income from the sale of SBA loans in 1997.

During 1996, service charges on deposit accounts increased due to the increase of accounts that are assessed service charges. Service charge income for the year ended December 31, 1996 was $276,305, a 29% increase compared to $214,724 for the year ended December 31, 1995. Management believes service charges on deposit accounts will continue to increase in 1997 as a result of marketing efforts towards increasing demand deposit and savings accounts.

OTHER EXPENSE

Other expense for the year ended December 31, 1996 was $3,839,716, a 24% increase compared to $3,106,374 for the year ended December 31, 1995. Other expense is primarily composed of salaries and other personnel expenses, occupancy and other miscellaneous operating expenses.

Salary expense and employee benefits was $1,950,415 for the year ended December 31, 1996, a 21% increase compared to $1,608,589 for the year ended December 31, 1995. At December 31, 1996, the Bank employed 40 full-time employees and 6 part-time employees, compared to 43 full-time employees and 3 part-time employees at December 31, 1995. At various times during 1996, the Bank employed as many as 50 employees. The increase in personnel, as well as routine performance-based raises, accounted for the increase. Personnel expense is anticipated to increase commensurate with asset growth in 1997.

Occupancy and equipment expense was $537,810 for the year ended December 31, 1996, a 7% increase compared to $501,061 for the year ended December 31, 1995. The Bank is adding approximately 1,800 square feet to its main office during 1997 and occupancy expense will increase accordingly.

Other operating expense was $1,351,491 for the year ended December 31, 1996, a 36% increase compared to $996,724 for the year ended December 31, 1995. The primary reason for the increase was increased costs, such as legal fees, relative to the increase in problem assets. Additionally, the Bank was assessed a special one-time premium of approximately $84,000 by the Federal Deposit Insurance Corporation ("FDIC") as a result of SAIF insured deposits previously acquired by the Bank. Other operating expense as it relates to variable expense is expected to increase in future periods commensurate with applicable transaction volume. Non-variable expense is not expected to increase significantly in 1997.

For the years ended December 31, 1996 and 1995, the Company's effective tax rate was 28% and 34%, respectively. The decrease in the effective tax rate during 1996 was primarily due to the utilization of state income tax credits which reduced income tax expense by approximately $15,000. See note 7 of the notes to the consolidated financial statements.


                              FINANCIAL CONDITION
                              -------------------

ASSETS

Total assets as of December 31, 1996 were $75,612,198, compared to $82,856,287 as of December 31, 1995. This represents a decrease in total assets of 9% for 1996. Total average assets for the year ended December 31, 1996 were $80,865,818, an increase of 8% compared to $74,757,186 at December 31, 1995.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 7% of total assets at December 31, 1996, compared to 19% of total assets as of December 31, 1995. Non-earning assets accounted for 11% of total assets as of December 31, 1996, compared to 15% as of the end of 1995. Management emphasized the investment of funds predominantly into loans during 1996.

                            [ Chart appears here ]

The Bank's net loan portfolio for the year ended December 31, 1996 was $61,853,335, a 14% increase compared to $54,236,513 for the year ended December 31, 1995. Outstanding loans for the year ended December 31, 1996 averaged $55,373,204, a 7% increase compared to $51,902,061 for the year ended December 31, 1995. The growth is attributable to the continued loan demand the Bank has experienced in

                            [ Chart appears here ]
the last few years. The loan portfolio carried an average yield of 11.69% during 1996 and 12.07% during 1995. The majority of the Bank's loans reprice immediately, monthly, or quarterly with changes in the prime rate. The following table presents the loan portfolio stratified by type and the corresponding percentage of total loans as of December 31, 1996 and 1995.

                                           1996                  1995
                                ----------------------   --------------------
                                              % Loans                 % Loans
                                              to Total                to Total
                                   Amount      Loans       Amount       Loans
                                -----------  ---------   -----------  ---------
Real Estate Construction        $ 9,606,039   15.32%     $ 9,570,279     17.43%
Real Estate Mortgage             20,872,411   33.28%      19,311,092     35.16%
SBA - Unguaranteed               14,672,519   23.40%      12,923,486     23.53%
Commercial                       13,101,300   20.89%       8,644,335     15.74%
Consumer                          4,459,337    7.11%       4,473,027      8.14%
                                -----------  ------      -----------    ------
   Total Loans                  $62,711,606  100.00%     $54,922,219    100.00%
                                ===========  ======      ===========    ======


DEPOSITS

Total deposits as of December 31, 1996 were $68,397,118, a 10% decrease compared to $76,121,001 as of December 31, 1995. Average outstanding interest-bearing liabilities were $65,232,402 for 1996, a 6% increase compared to $61,577,824 for 1995. In an effort to improve cost of funds, certain institutional certificates of deposit were allowed to mature and roll-off during the year. Interest-bearing liabilities cost the Bank an average of 5.74% during 1996, compared to 5.72% for 1995. The increase in cost of funds is due to the highly competitive local market. Average noninterest-bearing demand deposit liabilities were $8,480,285 in 1996, a 32% increase compared to $6,420,676 for 1995.

                            [ Chart appears here ]

Total time deposits represented 69% of total deposits at December 31, 1996, compared to 68% at the end of 1995. Time deposits averaged 71% of total average deposits for 1996, compared to 72% during 1995. The average cost of time deposits increased to 6.39% during 1996 from 6.35% during 1995, while the cost of other funds decreased to 2.98% during 1996 as compared to 3.28% during 1995.

LIQUIDITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the Bank's ability to meet those needs. The Bank seeks to meet liquidity requirements primarily through management of short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans. During 1996, federal funds sold, interest-bearing and other investments averaged $12,279,168 compared to average overnight investments of $10,391,629 in 1995. More than sufficient funds were provided to meet immediate needs.

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


At December 31, 1996, the interest rate sensitivity analysis was as follows:

                                                                             Repricing Within
                                                -----------------------------------------------------------------------------
                                                                          180-365    Greater than     Greater than
                                                0-90 Days   91-180 Days    Days     1 Yr. - 5 Yrs.       5 Yrs.        Total
                                                ---------   -----------   -------   --------------    ------------   ---------
                                                                              (In Thousands)
Investment Securities                             $   220     $      0     $   0        $     0          $    0      $   794

Federal Funds Sold, Interest-Bearing
  Deposits and other Investments                    3,866            0         0              0               0        3,866

Loans                                              47,502          797       486          6,065           7,862       62,712
                                                  -------     --------   -------        -------          ------      -------
Total Earning Assets                              $51,588     $    797   $   486        $ 6,639          $7,862      $67,372
                                                  =======     ========   =======        =======          ======      =======
Interest Bearing demand
  Deposits                                        $10,752     $      0   $     0        $     0          $    0      $10,752

Savings Deposits                                    2,299            0         0              0               0        2,299

Certificates of Deposits                           14,129       15,214     9,538          8,430               0       47,311
                                                  -------     --------   -------        -------          ------      -------
Total Interest Bearing
  Liabilities                                     $27,180     $ 15,214   $ 9,538        $ 8,430          $    0      $60,362
                                                  =======     ========   =======        =======          ======      =======

Interest Sensitivity GAP                          $24,408     $(14,417)  $(9,052)       $(1,791)         $7,862      $ 7,010

Cumulative GAP                                    $24,408     $  9,991   $   939        $  (852)         $7,010

% of Interest Sensitive Assets
  to Interest Sensitive
  Liabilities                                      189.80%        5.24%     5.10%         78.75%       7,862.00%

Cumulative % of Interest
  Sensitive Assets to Interest
  Sensitive Liabilities                            189.80%      123.57%   101.81%         98.59%         111.61%

% of Cumulative GAP to Total
  Earning Assets                                    36.23%       14.83%     1.39%         (1.26)%         10.40%

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

CAPITAL RESOURCES

Capital, as measured by stockholders' equity to total assets, was 8.69% at December 31, 1996, as compared to 7.43% at December 31, 1995. The Company's common stock had a book value per share of $11.90 at December 31, 1996 compared to $11.15 at December 31, 1995.

There are two federal measures of capital adequacy for national banks and their bank holding companies: risk-based capital guidelines and the leverage ratio. The risk-based capital developed by regulatory authorities assign weighted levels of risk to asset categories to measure capital adequacy. These guidelines established a minimum requirement of 8.00% of total capital to risk-adjusted assets. One-half of 8.00%, or 4.00%, must consist of qualifying capital which includes common stockholders equity and qualifying perpetual preferred stock (subject to certain limitations). In addition, banks and bank holding companies must meet a minimum leverage ratio of 4% of Tier 1 capital to total assets. Tier 1 capital generally consists of qualifying capital, less intangible assets, and the minimum Tier 1 capital only applies to banks which have received the highest supervisory rating from their regulators. Institutions which have not received the highest rating, as well as institutions with supervisory, financial or operational weaknesses, and institutions anticipating significant growth, are expected to operate well above minimum capital standards. For example, most such banks generally have operated at capital levels ranging from 1% to 2% above the stated minimums.

Generally accepted accounting principles ("GAAP") recognize premiums from the sale of SBA loans at the time of sale. As a result of an examination by the Office of the Comptroller of the Currency ("OCC") during the first quarter of 1995, the Bank has been instructed to defer premiums from the sale of SBA loans for 90 days for regulatory accounting purposes ("RAP") due to a clause in the sales contracts reflecting a 90-day recourse period effective December 31, 1994. Additionally, certain RAP/GAAP differences exist regarding the recognition of excess servicing fees. (The OCC has agreed to the elimination of these RAP/GAAP differences no later than March 31, 1997.) The following table sets forth information with respect to the risk-based and leverage ratios for the Bank at December 31, 1996, when compared to minimum ratios required by regulation, and indicates the effect of the RAP/GAAP differences. The Company's capital ratios are similar to those of the Bank and exceed the minimum risk-weighted requirements of the Federal Reserve Bank.

                                                  December 31, 1996
                                                 ------------------
                                                 Amount       Ratio
                                                 ------       -----
                                                   (In Thousands)
RISKED-BASED CAPITAL RATIOS:
  Tier 1 Capital                                 $6,373
  Less RAP/GAAP differences, net
    of tax                                         (474)
                                                 ------
  Adjusted Tier 1 Capital                         5,899         9.33%
  Minimum Requirement per Regulations             2,528         4.00%
                                                 ------        -----
  Excess                                         $3,371         5.33%
                                                 ======        =====
  Adjusted Tier 1 and Tier 2 Capital             $6,691        10.56%
  Total Capital Minimum Requirement               5,056         8.00%
                                                 ------        -----
  Excess                                         $1,635         2.56%
                                                 ======        =====

LEVERAGE RATIOS:
  Adjusted Tier 1 Capital                        $5,899         7.29%
  Minimum Requirement per Regulations             3,235         4.00%
                                                 ------        -----
  Excess                                         $2,664         3.29%
                                                 ======        =====



                     MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 1996, there were approximately 650 shareholders of record and 551,804 shares of the Company's common stock outstanding. During the first quarter of 1996, the Company announced that the investment banking firm of J.C. Bradford and Co. would act as principal market-maker for the common stock of First Cherokee Bancshares, Inc. Prior thereto, the Company's common stock, $1 par value, had not been traded on an established trading market, so there had been limited trading. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading has occurred since January 1, 1995.

                        Sales Price                           Sales Price
                      ---------------                       ---------------
Calendar Period        High     Low     Calendar Period      High     Low
---------------       ------   ------   ---------------     ------   ------
1996                                    1995
----                                    ----
First Quarter         $15.00   $11.00   First Quarter        $10.00   $10.00
Second Quarter        $18.25   $14.50   Second Quarter       $10.00   $10.00
Third Quarter         $18.37   $17.00   Third Quarter        $10.29   $10.00
Fourth Quarter        $17.00   $14.00   Fourth Quarter       $11.00   $10.00

Management believes that all of the above sales were between individuals or entities who had differing reasons and degrees of motivation for their purchases and sales. Further, there may have been sales between private individuals who have not presented the shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that the Bank can pay the Company. At December 31, 1996, the Bank could pay approximately $1,061,000 to the Company in dividends without obtaining prior approval. The Company does not anticipate paying dividends in the immediate future. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

             [LETTERHEAD OF PORTER KEADLE MOORE, LLP APPEARS HERE]



              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                       PORTER KEADLE MOORE, LLP

                                       /s/ Porter Keadle Moore, LLP

                                       Successor to the practice of
                                       Evans, Porter, Bryan & Co.

Atlanta, Georgia
January 31, 1997

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                          Consolidated Balance Sheets

                          December 31, 1996 and 1995

                                    ASSETS
                                                      1996            1995
                                                   -----------     -----------
Cash and due from banks, including reserve
  requirements of $190,000 and $130,000            $ 2,518,342     $ 5,556,557
Interest-bearing deposits with banks                 3,865,532      13,648,003
Federal funds sold                                           -         700,000
                                                   -----------     -----------
      Cash and cash equivalents                      6,383,874      19,904,560

Securities available for sale                          793,735         984,583
Other investments                                      650,800         592,300
Loans, net                                          61,853,335      54,236,513
Premises and equipment, net                          2,017,236       2,019,547
Accrued interest receivable and other assets         3,913,218       5,118,784
                                                   -----------     -----------
                                                   $75,612,198     $82,856,287
                                                   ===========     ===========
                   LIABILTIES AND STOCKHOLDERS' EQUITY

Deposits:
  Demand                                           $ 8,034,616     $10,641,503
  Interest-bearing demand                           10,751,941      11,164,290
  Savings                                            2,299,246       2,439,247
  Time                                              40,635,475      44,619,422
  Time, in excess of $100,000                        6,675,840       7,256,539
                                                   -----------     -----------
      Total deposits                                68,397,118      76,121,001

Accrued interest payable and other liabilities         646,497         582,526
                                                   -----------     -----------
      Total liabilities                             69,043,615      76,703,527
                                                   -----------     -----------
Commitments

Stockholders' equity:
  Common stock, par value $1, authorized
    10,000,000 shares, issued 561,044 shares,
    outstanding 551,804 shares                         561,044         561,044
  Additional paid-in capital                         5,026,457       5,026,457
  Retained earnings                                  1,060,538         642,318
  Unrealized gain on securities available
    for sale, net of tax                                 4,544           6,941
                                                   -----------     -----------
                                                     6,652,583       6,236,760
                                                   -----------
Less treasury stock at cost, 9,240 shares              (84,000)        (84,000)
                                                   -----------     -----------
      Total stockholders' equity                     6,568,583       6,152,760
                                                   -----------     -----------
                                                   $75,612,198     $82,856,287
                                                   ===========     ===========

See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Earnings

             For the Years Ended December 31, 1996, 1995 and 1994

                                                             1996            1995            1994
                                                          ----------      ----------      ----------
Interest income:
  Interest and fees on loans                              $6,473,525      $6,265,591      $4,086,103
  Interest on federal funds sold                              26,941          37,254          26,814
  Interest on deposits with other banks                      633,184         543,420         167,460
  Interest and dividends on investments:
    U.S. Government agencies and mortgage-backed              84,357         195,914         218,075
    Other                                                     36,497          31,167          22,163
                                                          ----------      ----------      ----------
      Total interest income                                7,254,504       7,073,346       4,520,615
                                                          ----------      ----------      ----------
Interest expense on deposits:
  Demand                                                     310,870         341,244         285,550
  Savings                                                     65,073          72,729          76,049
  Time                                                     3,367,818       3,108,714       1,440,019
                                                          ----------      ----------      ----------
      Total interest expense                               3,743,761       3,522,687       1,801,618
                                                          ----------      ----------      ----------
      Net interest income                                  3,510,743       3,550,659       2,718,997

Provision for loan losses                                    373,510         255,471          65,000
                                                          ----------      ----------      ----------
      Net interest income after
        provision for loan losses                          3,137,233       3,295,188       2,653,997
                                                          ----------      ----------      ----------
Other income:
  Mortgage origination fees                                    5,026          45,495         111,085
  Service charges on deposit accounts                        276,305         214,724         186,095
  Gains on sales of loans, net                               791,793       1,062,554         783,722
  Miscellaneous                                              213,328         118,655          41,493
                                                          ----------      ----------      ----------
      Total other income                                   1,286,452       1,441,428       1,122,395
                                                          ----------      ----------      ----------
Other expenses:
  Salaries and employee benefits                           1,950,415       1,608,589       1,315,880
  Occupancy                                                  537,810         501,061         469,962
  Other operating                                          1,351,491         996,724         929,238
                                                          ----------      ----------      ----------
      Total other expenses                                 3,839,716       3,106,374       2,715,080
                                                          ----------      ----------      ----------
      Earnings before income taxes                           583,969       1,630,242       1,061,312

Income tax expense                                           165,749         552,776         268,693
                                                          ----------      ----------      ----------
      Net earnings                                        $  418,220      $1,077,466      $  792,619
                                                          ==========      ==========      ==========
Net earnings per share:
  Primary                                                 $     0.66      $     1.68      $     1.44
                                                          ==========      ==========      ==========
  Fully diluted                                           $     0.65      $     1.67      $     1.44
                                                          ==========      ==========      ==========
Weighted average number of shares outstanding:
  Primary                                                    662,324         662,324         551,804
                                                          ==========      ==========      ==========
  Fully diluted                                              662,324         662,324         551,804
                                                          ==========      ==========      ==========

See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

          Consolidated Statements of Changes in Stockholders' Equity

             For the Years Ended December 31, 1996, 1995 and 1994

                                                                             Unrealized
                                                                             Gain (Loss)
                                                                            on Securities
                                                 Additional                   Available
                                     Common       Paid-In      Retained       for Sale,      Treasury
                                     Stock        Capital      Earnings      Net of Tax       Stock        Total
                                    --------    ----------    ----------    -------------    --------    ----------
Balance, December 31, 1993          $510,040    $4,516,417    $ (666,723)     $       -      $(84,000)   $4,275,734

Cumulative effect of
  accounting change
  for investments in
  debt securities, net
  of tax of $35,429                        -             -             -         68,774             -        68,774

Change in unrealized gain
  (loss) on securities available
  for sale, net of tax                     -             -             -       (151,508)            -      (151,508)

Net earnings                               -             -       792,619              -             -       792,619
                                    --------    ----------    ----------      ---------      --------    ----------
Balance, December 31, 1994           510,040     4,516,417       125,896        (82,734)      (84,000)    4,985,619

10% stock dividend                    51,004       510,040      (561,044)             -             -             -

Change in unrealized gain
  (loss) on securities available
  for sale, net of tax                     -             -             -         89,675             -        89,675

Net earnings                               -             -     1,077,466              -             -     1,077,466
                                    --------    ----------    ----------      ---------      --------    ----------
Balance, December 31, 1995           561,044     5,026,457       642,318          6,941       (84,000)    6,152,760

Change in unrealized gain
  (loss) on securities available
  for sale, net of tax                     -             -             -         (2,397)            -        (2,397)

Net earnings                               -             -       418,220              -             -       418,220
                                    --------    ----------    ----------      ---------      --------    ----------
Balance, December 31, 1996          $561,044    $5,026,457    $1,060,538      $   4,544      $(84,000)   $6,568,583
                                    ========    ==========    ==========      =========      ========    ==========

See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

             For the Years Ended December 31, 1996, 1995 and 1994

                                                                    1996             1995            1994
                                                               ------------     ------------    ------------
Cash flows from operating activities:
  Net earnings                                                 $    418,220     $  1,077,466    $    792,619
  Adjustments to reconcile net earnings to net cash
    provided (used) by operating activities:
      Depreciation, amortization and accretion                      128,716          189,344         181,513
      Provision for loan losses                                     373,510          255,471          65,000
      Gains on sales of loans, net                                 (791,793)      (1,062,554)       (783,722)
      Provision for deferred income tax benefit                    (120,718)         (74,789)        (30,016)
      Change in:
        Interest receivable                                         (17,526)        (128,745)       (186,938)
        Other assets                                                888,235       (1,231,630)     (1,101,138)
        Interest payable                                               (590)             120            (223)
        Other liabilities                                            64,562         (139,583)        473,625
                                                               ------------     ------------    ------------
          Net cash provided (used) by operating activities          942,616       (1,114,900)       (589,280)
                                                               ------------     ------------    ------------
Cash flows from investing activities:
  Proceeds from maturities and calls of securities
    available for sale                                            5,694,188        2,735,402         355,527
  Purchases of securities available for sale                     (5,450,344)        (495,441)              -
  Purchases of other investments                                    (58,500)        (188,500)       (250,000)
  Net increase in loans                                          (6,778,321)      (8,102,197)    (14,450,314)
  Purchases of premises and equipment                              (150,024)        (119,930)       (269,665)
  Proceeds from sales of other real estate                           79,277                -               -
  Improvements to other real estate                                 (75,695)          (4,300)              -
                                                               ------------     ------------    ------------
          Net cash used by investing activities                  (6,739,419)      (6,174,966)    (14,614,452)
                                                               ------------     ------------    ------------
Cash flows from financing activities:
          Net change in demand and savings deposits              (3,159,237)       7,385,093      (1,998,074)
          Net change in time deposits                            (4,564,646)      11,724,368      17,036,412
                                                               ------------     ------------    ------------
          Net cash provided (used) by financing activities       (7,723,883)      19,109,461      15,038,338
                                                               ------------     ------------    ------------
Net change in cash and cash equivalents                         (13,520,686)     (11,819,595)       (165,394)

Cash and cash equivalents at beginning of year                   19,904,560        8,084,965       8,250,349
                                                               ------------     ------------    ------------
Cash and cash equivalents at end of year                       $  6,383,874     $ 19,904,560    $  8,084,965
                                                               ============     ============    ============
Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                   $  3,744,351     $  3,522,567    $  1,801,841
    Income taxes, net of refunds received                      $    275,000     $    963,000    $      2,318

Noncash investing activities:
  Transfer of investment securities to securities
    available for sale upon adoption of SFAS 115               $          -     $          -    $  3,610,378
  Change in unrealized gain (loss) on securities
    available for sale, net of tax                             $     (2,397)    $     89,675    $    (82,734)
  Transfer of loans to other real estate                       $  1,092,545     $    934,219    $    245,248
  Financed sales of other real estate                          $  1,512,764     $    203,003    $          -

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


Basis of Presentation and Reclassification

         The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

         The accounting principles followed by First Cherokee Bancshares, Inc. and its subsidiary, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, prepayment speeds of the SBA loan portfolio and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.


Cash and Cash Equivalents

         For presentation purposes in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.


Securities Available for Sale

         The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. At December 31, 1996 and 1995, all investment securities were classified as available for sale.

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

         The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized using a cash basis method of accounting during the time within that period in which the loans were impaired.

         When the Bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA"), a portion of the premiums associated with the sale is deferred and is amortized into interest income over the estimated life of the respective loan as an adjustment to the yield of the remaining unguaranteed portion. The investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan. Gains on sales of loans are presented in the statements of earnings net of brokerage and commission expenses. There were no SBA loans held for sale at December 31, 1996 and 1995.

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

         During 1995, the Bank changed its method of accounting for excess servicing fees to comply with consensus No. 94-9 of the Emerging Issues Task Force. The change, effective for loan sales subsequent to January 19, 1995, resulted in approximately $111,000 and $169,000 of additional earnings, net of tax in 1996 and 1995 respectively, or $.17 and $.26 per share, respectively.


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

         Depreciation expense is computed using the straight-line method over the following estimated useful lives:

                  Buildings                          15-40 years
                  Furniture, fixtures and equipment   5-10 years


Other Real Estate

         Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Fair value is defined as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent writedowns are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.


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


Net Earnings Per Share

         Net earnings per share are based on the weighted average number of shares outstanding during each year including consideration of stock options and stock warrants, which represent common stock equivalents. It is assumed that all dilutive common stock equivalents are exercised at the beginning of the year and that the proceeds are used to purchase shares of the Company's common stock. The average market price during each year is used to compute equivalent shares assumed to be acquired for primary earnings per share, whereas year end prices are used for fully diluted per share amounts. The resulting difference in the calculation of primary and fully diluted earnings per share is due to the application of the modified treasury stock method, which is applied in instances in which dilutive common stock equivalents exceed 20% of the outstanding common stock. As discussed in note 8, all per share amounts have been retroactively adjusted to reflect the 10% stock dividend declared on January 17, 1996.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1)  Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

         During 1996, the Financial Accounting Standards Board issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This new standard, which becomes effective for the Company on January 1, 1997, will require the Company to make certain disclosures regarding its servicing assets and liabilities, and may also affect the classification of certain servicing assets and liabilities. Management does not expect this new standard to have a material impact on the consolidated financial statements.


(2)  Securities Available for Sale

         The amortized cost and estimated fair value of securities available for sale at December 31, 1996 and 1995 are presented below:

                                                  Gross         Gross       Estimated
                                   Amortized    Unrealized    Unrealized      Fair
                                     Cost         Gains         Losses        Value
                                   ---------    ----------    ----------    ---------
1996
U.S. Government agencies            $500,000     $     -         $  -        $500,000
Mortgage-backed securities           286,405       7,330            -         293,735
                                    --------     -------         ----        --------
                                    $786,405     $ 7,330         $  -        $793,735
                                    ========     =======         ====        ========
1995
U.S. Government agencies            $495,442     $     -         $(33)       $495,409
Mortgage-backed securities           478,624      10,550            -         489,174
                                    --------     -------         ----        --------
                                    $974,066     $10,550         $(33)       $984,583
                                    ========     =======         ====        ========

         The amortized cost and estimated fair value of securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                               Estimated
                                                 Amortized       Fair
                                                   Cost          Value
                                                 ---------     ---------
        1 to 5 years                              $500,000      $500,000
        Mortgage-backed securities                 286,405       293,735
                                                  --------       -------
                                                  $786,405      $793,735
                                                  ========      ========

         There were no sales of securities available for sale during 1996, 1995 and 1994.

         Securities with a carrying value of approximately $608,000 and $767,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits as required by law.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(3)  Loans

         Major classifications of loans at December 31, 1996 and 1995 are presented below:

                                            1996              1995
                                        -----------       -----------
Commercial                              $13,101,300       $ 8,644,335
SBA - unguaranteed                       14,672,519        12,923,486
Real estate - mortgage                   20,872,411        19,311,092
Real estate - construction                9,606,039         9,570,279
Installment and other consumer            4,459,337         4,473,027
                                        -----------       -----------
     Total loans                         62,711,606        54,922,219

     Less: Allowance for loan losses        858,271           685,706
                                        -----------       -----------
     Total net loans                    $61,853,335       $54,236,513
                                        ===========       ===========

         The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Cherokee and Cobb County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

         The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 1996 and 1995 of approximately $28,000,000 and $25,000,000.

         A substantial portion of the Company's revenues are generated from the origination of loans guaranteed by the SBA and the sale of the guaranteed portions of these loans. Funding for the various SBA loan programs depends upon annual appropriations by the U.S. Congress.

         An analysis of the activity in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 is presented below:


                                          1996       1995       1994
                                       ---------   --------   --------
Balance at beginning of year           $ 685,706   $461,030   $348,084
Provision charged to operations          373,510    255,471     65,000
Loans charged off                       (328,253)   (64,094)   (39,218)
Recoveries                               127,308     33,299     87,164
                                       ---------   --------   --------
Balance at end of year                 $ 858,271   $685,706   $461,030
                                       =========   ========   ========

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(4)  Premises and Equipment

         Premises and equipment at December 31, 1996 and 1995 are summarized as follows:

                                      1996           1995
                                   ----------     -----------
Land                               $  185,202     $   185,202
Buildings and improvements          1,834,311       1,832,245
Furniture, fixtures and equipment     569,267         449,091
Construction in progress               14,904               -
                                   ----------     -----------
                                    2,603,684       2,466,538
Less: Accumulated depreciation        586,448         446,991
                                   ----------     -----------
                                   $2,017,236      $2,019,547
                                   ==========      ==========

         Depreciation expense was approximately $152,000, $135,000 and $110,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(5)  Time Deposits

         At December 31, 1996 the scheduled maturities of time deposits are as follows:


                  1997                    $33,612,870
                  1998                      5,785,784
                  1999                      1,666,066
                  2000                      4,169,941
                  2001 and thereafter       2,076,654
                                          -----------
                                          $47,311,315
                                          ===========


(6)  Federal Home Loan Bank Advances

         During 1996, the Bank entered into an agreement with the Federal Home Loan Bank (FHLB) to provide the Bank credit facilities. Any amounts advanced by the FHLB are secured under a blanket floating lien covered by all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. The Bank has no borrowings from the FHLB outstanding as of December 31, 1996.


(7)  Income Taxes

         The following is an analysis of the income tax expense for the years ended December 31, 1996, 1995 and 1994:

                                          1996        1995       1994
                                       ---------   ---------   ---------
         Current                       $ 286,467   $ 627,565   $ 298,709
         Deferred                       (120,718)    (74,789)    105,168
         Change in valuation allowance         -           -    (135,184)
                                       ---------   ---------   ---------
                                       $ 165,749   $ 552,776   $ 268,693
                                       =========   =========   =========

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(7)  Income Taxes, continued

         The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                    1996      1995      1994
                                                  --------  --------  --------
Pretax income at statutory rates                  $198,549  $554,282  $360,846
Add (deduct):
Utilization of net operating
  loss carryforward                                      -         -   (49,442)
Adjustment to valuation allowance                        -         -   (46,594)
Increase in cash surrender value
  of life insurance                                (14,208)  (14,634)        -
State taxes, net of federal tax effect             (14,918)    4,376         -
Other                                               (3,674)    8,752     3,883
                                                  --------  --------  --------
                                                  $165,749  $552,776  $268,693
                                                  ========  ========  ========

         The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is included as a component of other assets at December 31, 1996 and 1995.

                                                        1996      1995
                                                      --------  --------
Deferred tax assets:
  Allowance for loan losses                           $277,305  $192,446
  Deferred gains on SBA loans                          149,223   144,237
  State tax credits                                     14,918         -
  Deferred gains on sales of other real estate          19,681         -
  Nonaccrual loan interest                              19,334    36,055
  Deferred compensation                                 18,742     9,161
  Core deposit intangible                               20,498    16,000
                                                      --------  --------
      Gross deferred tax asset                         519,701   397,899
                                                      --------  --------
  Deferred tax liabilities:
      Accelerated depreciation                         (34,065)  (32,981)
      Unrealized gain on securities
        available for sale                              (2,785)   (3,576)
                                                      --------  --------
      Gross deferred tax liability                     (36,850)  (36,557)
                                                      --------  --------
      Net deferred tax asset                          $482,851  $361,342
                                                      ========  ========


(8)   Stockholders' Equity

         Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1996, the Bank could pay approximately $1,061,000 to the Company in dividends without obtaining prior regulatory approval.

         On January 17, 1996, the Company declared a 10% stock dividend. All references to shares outstanding and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to give effect to the dividend.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9)  Employee and Director Benefit Plans

         In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allow each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and are exercisable for ten years from the date of opening of the Bank at the initial offering price of $9.10 per share. These warrants expire in November, 1999.

         The Company also has an Employee Stock Plan whereby 66,000 shares of common stock have been reserved for incentive stock options. These options will allow employees to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant.

         A summary status of the Company's Employee Stock Plan as of December 31, 1996 and 1995, and changes during the years ending on those dates, is presented below:

                                              1996                1995
                                        -----------------   -----------------
                                                Wtd. Avg.           Wtd. Avg.
                                                Exercise            Exercise
                                        Shares   Price      Shares   Price
                                        ------  ---------   ------  ---------
Outstanding, beginning of year          24,531    $9.10     20,131    $9.10
Granted during the year                      -               6,600    $9.10
Canceled during the year                     -              (2,200)   $9.10
                                        ------              ------
Outstanding, end of year                24,531     $9.10    24,531     $9.10
                                        ======              ======

Options exercisable at year end         24,531     $9.10    24,531     $9.10
                                        ======              ======
Weighted average fair value
  of options granted during the year                                   $5.41
                                                                       =====

         Both plans are accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. No compensation cost has been recognized for either of the plans. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below. The proforma disclosures apply only to awards granted in years subsequent to December 31, 1994. As there were no awards granted in 1996, only proforma effects of 1995 awards are presented below:

                                                              1995
                                                           ----------
Net earnings                        As reported            $1,077,466
                                    Proforma               $1,041,760

Primary earnings per share          As reported            $     1.68
                                    Proforma               $     1.61

Fully diluted earnings per share    As reported            $     1.67
                                    Proforma               $     1.61

         The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1995: volatility of .01%, no dividend yield, a risk free interest rate of 5%, and an expected life of 10 years.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9)  Employee and Director Benefit Plans, continued

         The following information applies to all warrants and options outstanding at December 31, 1996:

                                          Warrants     Options
                                          --------     -------
Number outstanding                         196,350      24,531
Range of exercise prices                  $   9.10     $  9.10
Weighted average exercise price           $   9.10     $  9.10
Weighted average remaining
 contractual life (years)                     3.00        5.72

         The Bank provides retirement benefits to its Chief Executive Officer and Board of Directors for purposes of providing death benefits for their designated beneficiaries. Under the plan, the Bank purchases split-dollar whole life insurance contracts on the lives of the Chief Executive Officer and each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1996 and 1995, the cash surrender value of the insurance contracts was approximately $1,385,000 and $1,350,000, and is included as a component of other assets. Expenses incurred for benefits were approximately $18,000 and $17,000 during 1996 and 1995, respectively. No expenses were incurred during 1994.

         The Company adopted a 401(k) profit sharing plan, effective January 1, 1995, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $26,000 and $29,000 for the years ended December 31, 1996 and 1995, respectively.


(10)  Related Party Transactions

         At December 31, 1996, deposits from directors, executive officers and their related interests aggregated approximately $2,137,000. These deposits were taken in the normal course of business at market interest rates.

         The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1996:


        Balance at December 31, 1995                     $1,423,000
        New loans                                           656,000
        Repayments                                         (697,000)
                                                         ----------
        Balance at December 31, 1996                     $1,382,000
                                                         ==========


(11)  Regulatory Matters

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(11)  Regulatory Matters, continued

         As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

         The Bank's actual capital amounts and ratios are also presented below. Consolidated amounts do not materially differ from Bank-only capital amounts and ratios.

                                                                                     To Be Well
                                                                                  Capitalized Under
                                                             For Capital          Prompt Corrective
                                       Actual             Adequacy Purposes       Action Provisions
                                 -----------------        -----------------      -------------------
                                   Amount    Ratio          Amount    Ratio        Amount      Ratio
                                 ---------   -----        ---------   -----      ----------    -----
As of December 31, 1996:
  Total Capital
   (to Risk Weighted Assets)     6,691,041   10.56%       5,055,886   8.00%       6,319,858    10.00%
  Tier 1 Capital
   (to Risk Weighted Assets)     5,898,811    9.33%       2,527,943   4.00%       3,791,915     6.00%
  Tier 1 Capital
   (to Average Assets)           5,898,811    7.29%       3,234,633   4.00%       4,043,291     5.00%

As of December 31, 1995
  Total Capital
   (to Risk Weighted Assets)     6,175,094   10.38%       4,741,788   8.00%       5,927,235    10.00%
  Tier 1 Capital
   (to Risk Weighted Assets)     5,489,388    9.26%       2,370,894   4.00%       3,556,341     6.00%
  Tier 1 Capital
   (to Average Assets)           5,489,388    7.34%       2,990,287   4.00%       3,737,859     5.00%


(12)  Commitments

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

         During the years ended December 31, 1996, 1995 and 1994, rental payments of $55,393, $55,123 and $52,474 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors. Total rent expense for both affiliated and unaffiliated lessors was $176,447, $214,553 and $218,598 for the years ended December 31, 1996, 1995 and 1994, respectively.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12)  Commitments, continued

         Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:


        Year Ending
        December 31,
        ------------
        1997 (including unaffiliated lessors of $9,866)       $ 68,346
        1998                                                    60,234
        1999                                                    62,041
        2000                                                    63,902
        2001                                                    65,819
        Thereafter                                             464,515
                                                              --------
                                                              $784,857
                                                              ========

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

                                                           Approximate
                                                             Contract
                                                              Amount
                                                     -------------------------
                                                         1996         1995
                                                     -----------   -----------
         Financial instruments whose contract
           amounts represent credit risk:
         Commitments to extend credit                $14,704,000   $11,300,000
         Standby letters of credit                   $   242,000   $   346,000


         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit or personal property.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are secured by real estate, certificates of deposit or other personal assets at December 31, 1996 and 1995.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(13)  Supplemental Financial Data

         Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                1996       1995       1994
                                              --------   --------   --------
        Legal and professional fees           $123,558   $ 56,658   $ 85,504
        Data processing                       $242,134   $192,326   $165,584
        FDIC assessment                       $139,071   $ 85,997   $102,688
        Amortization expense                  $ 67,526   $ 62,975   $ 68,899
        Stationery and supplies               $ 87,310   $ 68,548   $ 48,096
        Directors' fees                       $ 71,600   $ 59,230   $ 59,065
        Collection expense                    $ 87,714   $ 48,589   $ 28,423


(14)  First Cherokee Bancshares, Inc. (Parent Company Only)
      Financial Information

                                Balance Sheets

                          December 31, 1996 and 1995

                                    Assets
                                                          1996         1995
                                                       ----------   ----------
Cash                                                   $   11,382   $   11,382
Investment in bank subsidiary                           6,557,201    6,141,378
                                                       ----------   ----------
                                                       $6,568,583   $6,152,760
                                                       ==========   ==========
                             Stockholders' Equity

Stockholders' equity                                   $6,568,583   $6,152,760
                                                       ==========   ==========

                            Statements of Earnings

             For the Years Ended December 31, 1996, 1995 and 1994

                                             1996          1995        1994
                                           --------    ----------    --------
Interest income                            $      -    $        -    $    294
Operating expenses                                -             -      (2,738)
                                           --------    ----------    --------
  Loss before equity in undistributed
    earnings of bank subsidiary                   -             -      (2,444)

Equity in undistributed earnings
  of bank subsidiary                        418,220     1,077,466     795,063
                                           --------    ----------    --------
  Net earnings                             $418,220    $1,077,466    $792,619
                                           ========    ==========    ========

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(14)  First Cherokee Bancshares, Inc. (Parent Company Only)
      Financial Information, continued

                           Statements of Cash Flows

             For the Years Ended December 31, 1996, 1995 and 1994

                                               1996         1995        1994
                                            ---------   -----------   ---------
Cash flows from operating activities:
Net earnings                                $ 418,220   $ 1,077,466   $ 792,619
Adjustments to reconcile net earnings to
  net cash provided by operating activities:
    Equity in undistributed earnings
      of bank subsidiary                     (418,220)   (1,077,466)   (795,063)
    Amortization                                    -             -       2,738
                                            ---------   -----------   ---------
        Net cash provided
          by operating activities                   -             -         294
                                            ---------   -----------   ---------
Net change in cash                                  -             -         294

Cash at beginning of the period                11,382        11,382      11,088
                                            ---------   -----------   ---------

Cash at end of the period                   $  11,382   $    11,382   $  11,382
                                            =========   ===========   =========
Noncash investing activities:
  Change in unrealized gain (loss)
    of subsidiary's securities available
    for sale, net of tax                    $  (2,397)  $    89,675   $ (82,734)


(15)  Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

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

(15)    Fair Value of Financial Instruments, continued

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

        The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995 are as follows:

                                              1996                        1995
                                    -------------------------   -------------------------
                                      Carrying    Estimated      Carrying     Estimated
                                       Amount     Fair Value      Amount      Fair Value
                                    -----------   -----------   -----------   -----------
Assets:
  Cash and cash equivalents         $ 6,383,874   $ 6,383,874   $19,904,560   $19,904,560
  Securities available for sale         793,735       793,735       984,583       984,583
  Other investments                     650,800       650,800       592,300       592,300
  Loans, net                         61,853,335    61,788,292    54,236,513    54,172,873

Liabilities:
  Deposits                           68,397,118    68,815,359    76,121,001    76,916,345

Unrecognized financial instruments:
  Commitments to extend credit       14,704,000    14,704,000    11,300,000    11,300,000
  Standby letters of credit             242,000       242,000       346,000       346,000

                        FIRST NATIONAL BANK OF CHEROKEE

                              GENERAL INFORMATION
                               ________________

GENERAL OFFICES                     BOARD OF DIRECTORS

  9860 Highway 92                     Alan D. Bobo  --
  Woodstock, Georgia  30188             Bobo Plumbing Company

MAILING ADDRESS                       Elwin K. Bobo --
                                        Bobo Construction Company
  P. O. Box 1238
  Woodstock, Georgia  30188           Michael A. Edwards --
                                        Edwards Tire Company
EXECUTIVE OFFICERS
                                      J. Stanley Fitts --
  Carl. C. Hames, Jr .--                Reeves Floral Products, Inc.
    Chief Executive Officer
                                      Russell L. Flynn --
  Rick Kononen --                       Cherokee Realty Company
    President
                                      Carl C. Hames, Jr. --
  Kitty A. Kendrick --                  First National Bank of Cherokee
    Executive Vice President/
    Chief Financial Officer           C. Garry Haygood --
                                        Haygood Hauling & Grading
  Neal Davies --
    Executive Vice President/         Thomas D. Hopkins, Jr. --
    Asset Quality                       Hopkins Auto Parts, Inc.

                                      Bobby R. Hubbard --
                                        Flight Equipment Instructor,
                                        Lockheed Aeronautical System

                                      Dennis M. Lord --
                                        Bay, Lingerfelt & Lord, Inc.

                                      Larry R. Lusk --
                                        Lusk Construction Company

                                      Stuart R. Tasman --
                                        Doctor of Optometry

                        FIRST CHEROKEE BANCSHARES, INC.

                              GENERAL INFORMATION

                               ________________

GENERAL OFFICES                        BOARD OF DIRECTORS
  9860 Highway 92
  Woodstock, Georgia 30188                  Alan D. Bobo  --
                                              Bobo Plumbing Company
MAILING ADDRESS                             Elwin K. Bobo --
  P.O. Box 1238                               Bobo Construction Company
  Woodstock, Georgia 30188                  Michael A. Edwards --
                                              Edwards Tire Company
GENERAL COUNSEL                             J. Stanley Fitts --
  Powell, Goldstein, Frazer & Murphy          Reeves Floral Products, Inc.
                                            Russell L. Flynn --
INDEPENDENT CERTIFIED                         Cherokee Realty Company
PUBLIC ACCOUNTANTS                          Carl C. Hames, Jr. --
  Porter, Keadle, Moore, LLP                  First National Bank of Cherokee
                                            C. Garry Haygood --
                                              Haygood Hauling & Grading
EXECUTIVE OFFICERS                          Thomas D. Hopkins, Jr. --
  Carl C. Hames, Jr. --                       Hopkins Auto Parts, Inc.
    Chief Executive Officer                 Bobby R. Hubbard --
                                              Flight Equipment Instructor,
  Kitty A. Kendrick --                        Lockheed Aeronautical System
    Executive Vice President/               Dennis M. Lord --
    Chief Financial Officer                   Bay, Lingerfelt & Lord, Inc.
                                            Larry R. Lusk --
                                              Lusk Construction Company
                                            Stuart R. Tasman --
                                              Doctor of Optometry


                                ANNUAL MEETING

                             Date:  April 16, 1997
                     Time:  4:00 PM Eastern Daylight Time
                        Place: Woodstock Public Library
                             510 North Main Street
                              Woodstock, GA 30188


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

                              FIRST NATIONAL BANK
                                  OF CHEROKEE
                                9860 HIGHWAY 92
                            WOODSTOCK, GEORGIA 30188