Form 10KSB40, Exhibit 13
period 1997-12-31
FIRST CHEROKEE BANCSHARES INC
filed 1998-03-27
CIK 841545

                                                                    Exhibit 13.1

                        FIRST CHEROKEE BANCSHARES, INC.

                              1997 ANNUAL REPORT

                                TO SHAREHOLDERS







         P.O. Box 1238  .  Woodstock, Georgia 30188  .  (770) 591-9000

MARCH 27, 1998

TO OUR SHAREHOLDERS AND FRIENDS:

I AM PLEASED TO PROVIDE YOU WITH THE 1997 ANNUAL REPORT FOR FIRST CHEROKEE BANCSHARES, INC. THE REPORT COVERS THE COMPANY'S CONSOLIDATED FINANCIAL POSITION AS OF DECEMBER 31, 1997 AND 1996 AND RESULTS OF OPERATIONS FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997.

NET EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1997 OF $220,884, REPRESENT A .26% RETURN ON AVERAGE ASSETS AND DID NOT MEET EXPECTATIONS. THE PRIMARY REASON FOR THE LOWER LEVEL OF EARNINGS WAS A NONRECURRING LOSS OF $654,395 AS A RESULT OF A FRAUDULENT "CHECK-KITING" SCHEME. ADDITIONALLY, THE COSTS ASSOCIATED WITH THE RESOLUTION OF NONPERFORMING ASSETS, SUCH AS LOST INTEREST INCOME, COLLECTION COSTS, AND LEGAL FEES, SIGNIFICANTLY AFFECTED EARNINGS AGAIN IN 1997. SIGNIFICANT TIME AND ATTENTION IS BEING SPENT TO RECOVER THESE COSTS AS WELL AS TO PREVENT ANY FUTURE LOSSES. I CAN ASSURE YOU THAT THE PRIMARY FOCUS OF THE BOARD OF DIRECTORS AND MANAGEMENT OF THE BANK IS TO RETURN THE BANK TO A RESPECTABLE LEVEL OF EARNINGS. ASIDE FROM THE NONRECURRING ITEMS AFFECTING THE BANK'S EARNINGS, CORE EARNINGS ARE IMPROVING, AND THE BANK REMAINS WELL CAPITALIZED. ASSETS GREW FROM $75.6 MILLION TO $87.6 MILLION AND LOANS GREW FROM $60.9 MILLION TO $71.6 MILLION DURING 1997.

THE BANK'S INVESTMENT IN "STATE-OF-THE-ART" TECHNOLOGIES FOR OUR CUSTOMERS AND EMPLOYEES HAS ENABLED US TO PROVIDE SUPERIOR QUALITY SERVICE. OUR OBJECTIVE OF PROVIDING CUSTOMERS THE TOOLS TO MAKE THEIR BANKING RELATIONSHIP EASY AND CONVENIENT WAS ENHANCED DURING 1997. DEBIT CARDS AND INTERNET BANKING BECAME AVAILABLE TO CUSTOMERS; AND WHILE WE HAVE IMPLEMENTED THIS NEW TECHNOLOGY, WE HAVE CONSISTENTLY MAINTAINED OUR HIGH LEVELS OF PERSONAL SERVICE. ACCOUNT INFORMATION CAN NOW BE ACCESSED IN ANY OF SEVERAL WAYS: BY TALKING WITH ANY OF OUR EXCEPTIONAL BRANCH REPRESENTATIVES; BY CALLING "FNBLINE", OUR TELEPHONE BANKING SERVICE; OR VIA THE INTERNET AT OUR ADDRESS "FNBINTERNET.COM". PAYMENTS CAN CONVENIENTLY BE MADE USING A DEBIT CARD, THEREBY ELIMINATING THE NEED FOR CASH OR A CHECKBOOK. BUT SHOULD A CUSTOMER PREFER WRITING CHECKS, THEIR IMAGED MONTHLY STATEMENT PROVIDES THE INFORMATION REQUIRED IN A CONVENIENT, CONSOLIDATED MANNER, A SERVICE WHICH SIMPLIFIES ACCOUNT RECONCILING AND TAX PREPARATION.

IN 1998, OUR OBJECTIVE IS TO CONTINUE TO EXPAND CONVENIENCES FOR OUR CUSTOMERS. OUR THIRD LOCATION IS SCHEDULED TO OPEN IN MAY 1998, IN CANTON, GEORGIA, THE COUNTY SEAT OF CHEROKEE COUNTY. WE PLAN TO ADD THE "BILL PAY" FEATURE TO OUR INTERNET SITE. FURTHERMORE, WE ARE REENGINEERING OUR INTERNAL OPERATIONS IN ORDER TO PROVIDE FASTER SERVICE TO OUR CUSTOMERS.

I AM PLEASED TO REPORT THAT MANY POSITIVE THINGS ARE HAPPENING. WE REMAIN FOCUSED ON OUR GOALS AND CONTINUE TO BE COMMITTED TO MAKING FIRST CHEROKEE BANCSHARES, INC. AND FIRST NATIONAL BANK OF CHEROKEE A SOUNDLY OPERATED, HIGHLY CAPITALIZED AND PROFITABLE COMPANY AND COMMUNITY BANK. WE ARE EXCITED ABOUT THE OPPORTUNITIES AHEAD IN 1998. THE MARKET VALUE OF YOUR STOCK CONTINUES TO INCREASE AND REACHED $19 PER SHARE DURING THE FIRST QUARTER OF 1998. WE ARE PROUD OF OUR COMMUNITY AND YOUR COMMUNITY BANK.

VERY TRULY YOURS,

/S/ CARL C. HAMES, JR.

CARL C. HAMES, JR.
CHIEF EXECUTIVE OFFICER

                                         FIRST CHEROKEE BANCSHARES, INC.
                                            SELECTED FINANCIAL DATA

                                                                   As of and for the year ended December 31,
                                                                        1997           1996          1995
                                                             -----------------------------------------------
Selected Statement of Earnings Data:
Total Interest Income                                                 $8,005,330    $7,254,504    $7,073,346
Net Interest Income                                                    4,422,588     3,510,743     3,550,659
Provision for Loan Losses                                                623,738       373,510       255,471
Net Earnings                                                             220,884       418,220     1,077,466
Basic Earnings per Share                                                    0.38          0.76          1.95
Diluted Earnings per Share                                                  0.33          0.68          1.85
Cash Dividends per Share                                                       0             0             0
------------------------------------------------------------------------------------------------------------

Selected Balance Sheet Data:
Average Balances:
     Total Assets                                                    $83,484,669   $80,865,818   $74,757,186
     Total Loans, net                                                 65,733,060    55,373,204    51,902,061
     Total Deposits                                                   75,351,044    73,712,687    67,998,500
     Stockholders' Equity                                              7,020,904     6,471,501     5,632,546
End of Period Balances:
     Total Assets                                                     87,609,352    75,612,198    82,856,287
     Total Loans, net                                                 71,620,734    60,879,170    54,236,513
     Total Deposits                                                   78,483,832    68,397,118    76,121,001
     Stockholders' Equity                                              7,063,899     6,568,583     6,152,760
     Book Value per Share                                                 $12.13        $11.90        $11.15
------------------------------------------------------------------------------------------------------------

Financial Ratios:
Return on Average Assets                                                   0.26%         0.52%         1.44%
Return on Average Shareholders' Equity                                     3.15%         6.46%        19.12%
Stockholders' Equity as a Percent
       of Total Assets                                                     8.06%         8.69%         7.43%
Net Interest Rate Spread                                                   5.80%         4.73%         5.11%
Loan Loss Reserve/Loans                                                    1.50%         1.39%         1.25%
------------------------------------------------------------------------------------------------------------

Asset Quality:
Nonaccrual Loans as a percentage
    of Total Loans                                                         2.04%         2.30%         3.23%
Loans Past Due 90 Days or More
    as a Percent of Net Loans                                              0.50%         0.00%         0.04%
Loan Chargeoffs as a Percent
    of Net Average Loans                                                   0.85%         0.59%         0.12%
------------------------------------------------------------------------------------------------------------




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

The Bank's main office is located at 9860 Highway 92 in Woodstock, Georgia. The Bank's primary mission is to provide quality service to depositing and borrowing customers while maintaining adequate security for depositors' funds and shareholders' investments.

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere in this report.

                             Results of Operations
                             ---------------------

The Company's goals are to sustain profitability while maintaining prudent banking practices and maximizing its contributions to its community. Maintaining profitability is essential to the Bank's long-term viability because a strong equity position is vital to take advantage of future opportunities available to the Bank. The Company met these goals with net earnings in 1997 of $220,884, representing a .26% return on average assets. However, earnings were significantly less than expectations, primarily as a result of a loss of $654,395 from a fraudulent "check-kiting" scheme.

NET INTEREST INCOME

Net interest income for the year ended December 31, 1997 was $4,422,588, a 25.97% increase compared to $3,510,743 for the year ended December 31, 1996. The increase in net interest income is attributable to an increase of .75% in average yield on earning assets combined with a .32% decrease in average cost of funds on interest bearing liabilities, resulting in an increase in the net interest rate spread of 1.07%.

Total interest income for the year ended December 31, 1997 was $8,005,330 (including $425,038 resulting from the amortization of deferred loan fees), a 10.35% increase compared to $7,254,504 for the year ended December 31, 1996. The average yield on earning assets was 11.22% in 1997, compared to 10.47% in 1996. The increase in yields is the result of a change in the mix of earning assets between the two years. Loans comprised 92% of average earning assets during 1997 as opposed to 80% during 1996.

Interest expense for the year ended December 31, 1997 was $3,582,742, a 4.30% decrease compared to $3,743,761 for the year ended December 31, 1996. The Bank's average cost of funds was 5.42% in 1997, a decrease of .32% compared to 5.74% in 1996. The decrease is primarily attributable to the repricing of maturing certificates of deposit to lower rates. Interest-bearing deposits for the year ended December 31, 1997 averaged $65,728,665, a .76% increase compared to $65,232,402 for the year ended December 31, 1996.

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

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid thereon during the years ended December 31, 1997 and 1996.

                                                         1997                                 1996
                                         ----------------------------------   ----------------------------------
                                                        Interest   Average                   Interest   Average
                                           Average      Income/     Yield/      Average      Income/     Yield/
                                           Balance      Expense      Cost       Balance      Expense      Cost
                                         -----------  -----------  --------   -----------  -----------  --------
ASSETS
Interest-Earning Assets
   Loan Portfolio (1)                     $65,733,060   $7,691,664   11.70%    $55,373,204   $6,473,525   11.69%
   Investment Securities (2)                1,341,593       83,200    6.20%      1,608,227       84,357    5.25%
   Federal Funds Sold, Interest-Bearing
      Deposits and Other Investments        4,252,140      230,466    5.42%     12,279,168      696,622    5.67%
                                          -----------   ----------   ------    -----------   ----------   ------
        Total Interest-Earning Assets      71,326,793   $8,005,330   11.22%     69,260,599   $7,254,504   10.47%
Non-Earning Assets                         12,157,876                           11,605,219
                                          -----------                          -----------
         Total Average Assets             $83,484,669                          $80,865,818
                                          ===========                          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
   Interest-Bearing Deposits:
      NOW Accounts                         $4,929,867     $117,567    2.38%     $4,891,026     $122,738    2.51%
      Money Market Accounts                 7,094,029      259,508    3.66%      5,241,153      188,132    3.59%
      Savings                               2,283,814       57,110    2.50%      2,477,314       65,073    2.63%
      Time, $100,000 and Over              12,975,607      782,429    6.03%     13,992,042      875,902    6.26%
      Other Time                           38,445,348    2,348,358    6.11%     38,630,867    2,491,916    6.45%
                                          -----------   ----------   ------    -----------   ----------   ------
   Total Interest-Bearing Deposits         65,728,665   $3,564,972    5.42%     65,232,402   $3,743,761    5.74%
FHLB Advances and Federal Funds Purchased     314,574       17,770    5.65%              0            0    0.00%
                                          -----------   ----------   ------    -----------   ----------   ------
Total Interest-Bearing Liabilities         66,043,239   $3,582,742    5.42%     65,232,402   $3,743,761    5.74%
Non Interest-Bearing Demand Deposits        9,622,379                            8,480,285
Other Liabilities                             798,147                              681,630
                                          -----------                          -----------
          Total Liabilities                76,463,765                           74,394,317
Stockholders' Equity                        7,020,904                            6,471,501
                                          -----------                          -----------
Total Average Liabilities and
   Stockholders' Equity                   $83,484,669                          $80,865,818
                                          ===========                          ===========

Net Earning Assets                         $5,283,554                           $4,028,197
Net Yield on Interest Earning Assets            6.20%                                5.06%
Net Interest Rate Spread                        5.80%                                4.73%
Net Interest Margin                        $4,422,588                           $3,510,743

(1) When computing yields on interest-earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $425,038 and $ 187,432 are included in interest income for the periods ending December 31, 1997 and 1996, respectively.

(2) All investment securities are taxable.



ALLOWANCE FOR LOAN LOSSES

The loan loss provision for the year ended December 31, 1997 was $623,738 compared to $373,510 for the year ended December 31, 1996. Charge-offs during 1997 amounted to $556,332, and recoveries amounted to $165,053. This compares to 1996 charge-offs of $328,253 and $127,308 in recoveries. Two loan relationships, one Small Business Administration ("SBA") and one Commercial, accounted for approximately 48% of chargeoffs. The consumer loan chargeoffs were primarily due to losses associated with automobile floor plan lending. (The Bank is in the process of discontinuing this type of lending.) The allowance for loan loss at December 31, 1997 was $1,090,730, or 1.50% of total loans, compared to $858,271, or 1.39% of total loans, at the end of 1996. Management increased the allowance for loan loss during 1997 in an effort to keep up with the growth in the loan portfolio. Additionally, the Bank continued to experience an above average level of nonperforming assets and chargeoffs during 1997 and 1996.

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

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 1997 and 1996.

                   ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                 1997              1996
                                              ----------       ------------
Balance at the Beginning of Year              $  858,271          $685,706
Charge-offs:
     Real Estate Construction                          0                 0
     Real Estate Mortgage                              0                 0
     SBA - Unguaranteed                          150,581                 0
     Commercial                                  198,791           182,161
     Consumer                                    206,960           146,092
                                              ----------          --------
Total Charge-offs                                556,332           328,253
Recoveries:
     Real Estate Construction                          0                41
     Real Estate Mortgage                              0                 0
     SBA - Unguaranteed                           12,398                 0
     Commercial                                   67,983           104,999
     Consumer                                     84,672            22,268
                                              ----------          --------
Total Recoveries                                 165,053           127,308
     Net Chargeoffs                              391,279           200,945
Provision for Loan Losses                        623,738           373,510
                                              ----------          --------
Balance at the End of Year                    $1,090,730          $858,271
                                              ==========          ========
Percentage of Allowance for Loan
 Loss to Loans Outstanding
     as of Year End                                 1.50%             1.39%
Ratio of Net Charge-offs to Average
     Loans Outstanding During the                   0.60%             0.36%
      Year                                    ==========          ========

The Bank provides specific allocations as a precautionary measure if it is anticipated that a particular loan may deteriorate or on a group of loans that have a significant risk level or have suffered a notable level of losses in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 1997, no loans were considered impaired, therefore no specific reserves were required. At December 31, 1996, three loans were considered impaired requiring specific reserves totaling $149,880. For allocation purposes, the specific reserves are appropriated directly to the category for which the individual loan is included. The remaining allowance, less any surplus in the allowance based on an internal analysis, is attributed to the loan categories based on the relative percentage of the particular category to total loans. Any surplus is considered unallocated. At December 31, 1997, management's analysis calculated the surplus to be $260,643. At December 31, 1996, management calculated the surplus to be $100,000.

The following table presents the allocation of the Allowance for Loan Losses as of December 31, 1997 and 1996.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                               1997                     1996
                                        -------------------     -------------------
                                                     % of                   % of
                                                     Loss                   Loss
                                         Amount    Allocated     Amount   Allocated
                                        ---------  ---------    --------  ---------
Real Estate Construction                 $125,426    11.50%      $93,192    10.86%
Real Estate Mortgage                      191,501    17.56%      202,492    23.59%
SBA - Unguaranteed                        247,117    22.66%      174,092    20.28%
Commercial                                201,296    18.46%      245,233    28.57%
Consumer                                   64,747     5.94%       43,262     5.04%
Unallocated                               260,643    23.90%      100,000    11.65%
                                       ----------   -------     --------   -------
     Total Allowance for Loan Losses   $1,090,730   100.00%     $858,271   100.00%
                                       ===========  =======     =========  =======



The Bank had four properties classified as Other Real Estate Owned totaling $794,361 as of December 31, 1997. The largest of these properties consists of 95 acres of land in Cherokee County with a balance of $510,047 and an appraised value of $515,000. The property is currently under a contract which would net the Bank approximately $700,000 and is scheduled to close by July 31, 1998. Two of the other four properties are scheduled to be sold during March 1998 with no loss. Additionally, no material loss is anticipated on the resolution of the fourth property. As of December 31, 1997, the Bank had repossessed 24 vehicles with fair value totaling $141,155. No material loss is anticipated on the sale of these vehicles.

At December 31, 1997, the Bank had eight borrowers on nonaccrual status in the amount of $1,460,262 or 2.04% of total loans compared to $1,444,709 or 2.30% of total loans at December 31, 1996. One borrower accounts for $721,798 or 49% of total nonaccrual loans. It is anticipated that this borrower will be current by June 1998. Another borrower had two construction loans totaling $208,283 at December 31, 1997. One of these loans paid off in full in January 1998. The other was foreclosed in January 1998 and the property is scheduled to be sold with no loss in March 1998. The remaining loans average approximately $88,000 each. No specific reserves have been allocated on nonaccrual loans because management believes that the collateral is adequate and no impairment exists. Two loans, totaling $356,666 were past due greater than 90 days and were still accruing as of December 31, 1997, due to anticipated payoffs. There were no loans past due greater than 90 days and accruing interest as of December 31, 1996.

OTHER INCOME

Other income was $1,431,349 for the year ended December 31, 1997, compared to $1,286,452 for the year ended December 31, 1996. Other income for 1997 consisted primarily of gains on sales of SBA loans of $825,569 and service charges on deposit accounts of $381,427. Other income for 1996 consisted primarily of gains on sales of SBA loans of $791,793 and service charges on deposit accounts of $276,305.

Gains on the sales of loans represent a recurring source of income for the Bank. They are dependent upon the Bank's ability to originate SBA guaranteed loans, as well as the market price for such loans. During 1997, SBA sales totaled $9.6 million compared to sales of $6.1 million in 1996, representing a 57% increase. Gains on sales of loans increased to $825,569 in 1997 compared to $791,793 in 1996, representing a 4.3% increase. Effective January 1, 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The new standard accounts for gains on sales of SBA loans in a more conservative manner than the rules in place prior to 1997. The Bank anticipates approximately the same level of income from the sale of SBA loans in 1998. ("See Forward-Looking Statement.")

During 1997, service charges on deposit accounts increased due to the increase in transaction accounts that are assessed service charges as well as higher fees. For example, fees on checks returned due to insufficient funds were increased to $25 from $20 per check during 1997. Service charge income for the year ended December 31, 1997 was $381,427, a 38% increase compared to $276,305 for the year ended December 31, 1996. Management believes service charges on deposit accounts will continue to increase in 1998 as a result of marketing efforts towards increasing demand deposit and savings accounts as well as fee increases. ("See Forward-Looking Statement.")

OTHER EXPENSE

Other expense for the year ended December 31, 1997 was $4,963,268, a 29% increase compared to $3,839,716 for the year ended December 31, 1996. Other expense is primarily composed of salaries and other personnel expenses, occupancy and other miscellaneous operating expenses.

Salary expense and employee benefits was $2,106,356 for the year ended December 31, 1997, an 8% increase compared to $1,950,415 for the year ended December 31, 1996. At December 31, 1997, the Bank employed 49 full-time employees and 7 part-time employees, compared to 40 full-time employees and 6 part-time employees at December 31, 1996. The increase in personnel, as well as routine performance-based raises, accounted for the increase. Personnel expense is anticipated to increase commensurate with asset growth and the expected opening of a new branch in 1998.

Occupancy and equipment expense was $510,441 for the year ended December 31, 1997, a 5% decrease compared to $537,810 for the year ended December 31, 1996. The new branch, which is scheduled to open in May 1998, is anticipated to cause an increase in occupancy expense during 1998.

Net loss on sales of other real estate were $106,531 in 1997. The sale of one SBA property accounts for 81% of the loss. Management anticipates no loss from the disposition of other real estate owned as of December 31, 1997. (See "Forward-Looking Statement.")

Other operating expense was $1,585,545 for the year ended December 31, 1997, a 17% increase compared to $1,351,491 for the year ended December 31, 1996. The primary reason for the increase was increased legal fees of $236,473 in 1997 compared to $69,005 in 1996. The increased legal fees relate to the resolution of nonperforming assets and litigation. Management does not expect legal fees to be as high in 1998 and anticipates recovering some of these fees from the Bank's bonding company. Additionally, the Bank invested in improved technology and consultants to aid with the implementation. During 1996, the Bank was assessed a special one-time premium of approximately $84,000 by the Federal Deposit Insurance Corporation ("FDIC") as a result of SAIF insured deposits previously acquired by the Bank. Other operating expense as it relates to variable expense is expected to increase in future periods commensurate with applicable transaction volume. Non-variable expense is not expected to increase significantly in 1998.

During 1997, the Bank recorded a nonrecurring loss of $654,395 as a result of a fraudulent "check-kiting" scheme in which a customer was allowed to gain access to deposited funds before the Bank was able to collect them from the institution on which they were drawn. While management is diligently pursuing recovery of this loss, it is uncertain whether recovery will be forthcoming. Management of the Bank has implemented more stringent procedures in an effort to prevent such a loss from occurring again.

For the years ended December 31, 1997 and 1996, the Company's effective tax rate was 17% and 28%, respectively. The decrease in the effective tax rate during 1997 was attributable to increased deductions as well as a lower tax bracket due to lower earnings.

                              Financial Condition
                              -------------------
Assets

Total assets as of December 31, 1997 were $87,609,352, compared to $75,612,198 as of December 31, 1996. This represents an increase in total assets of 16% for 1997. Total average assets for the year ended December 31, 1997 were $83,484,669, an increase of 3% compared to $80,865,818 at December 31, 1996.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 7% of total assets at December 31, 1997 and December 31, 1996. Non-earning assets accounted for 11% of total assets as of December 31, 1997, compared to 12% as of the end of 1996. Management emphasized the investment of funds predominantly into loans during 1997 and 1996.

LOANS

The Bank's net loan portfolio for the year ended December 31, 1997 was $71,620,734, an 18% increase compared to $60,879,170 for the year ended December 31, 1996. Outstanding loans for the year ended December 31, 1997 averaged $65,733,060, a 19% increase compared to $55,373,204 for the year ended December 31, 1996. The growth is attributable to the continued loan demand the Bank has experienced in the last few years as well as the Bank's aggressively working toward changing the mix of earning assets. The loan portfolio carried an average yield of 11.70% during 1997 and 11.69% during 1996. The majority of the Bank's loans reprice immediately, monthly, or quarterly with changes in the prime rate.

The following table presents the loan portfolio stratified by type and the corresponding percentage of total loans as of December 31, 1997 and 1996.

                                       1997                       1996
                               ---------------------      ----------------------
                                            % Loans                   % Loans
                                            to Total                  to Total
                                 Amount      Loans         Amount      Loans
                               -----------  --------      ---------   ---------
Real Estate Construction       $17,635,088    24.25%      $9,606,039    15.56%
Real Estate Mortgage            21,649,051    29.77%      20,872,411    33.81%
SBA - Unguaranteed              16,774,339    23.07%      13,698,354    22.19%
Commercial                      10,983,107    15.11%      13,101,300    21.22%
Consumer                         5,669,879     7.80%       4,459,337     7.22%
                               -----------   ------      -----------   ------
     Total Loans               $72,711,464   100.00%     $61,737,441   100.00%
                               ===========   ======      ===========   ======


Deposits

Total deposits as of December 31, 1997 were $78,483,832, a 15% increase compared to $68,397,118 as of December 31, 1996. Average outstanding interest-bearing deposits were $65,728,665 for 1997, a .8% increase compared to $65,232,402 for 1996. Interest-bearing deposits cost the Bank an average of 5.42 % during 1997, compared to 5.74% for 1996. Certain high-yielding certificates of deposit repriced during the year at lower rates, resulting in a decrease in cost of funds. Average noninterest-bearing demand deposits were $9,622,379 in 1997, a 13% increase compared to $8,480,285 for 1996.

Total time deposits represented 66% of total deposits at December 31, 1997, compared to 69% at the end of 1996. Time deposits averaged 68% of total average deposits for 1997, compared to 71% during 1996. The average cost of time deposits decreased to 6.09% during 1997 from 6.39% during 1996, while the cost of other funds increased to 3.03% during 1997 as compared to 2.98% during 1996.

During 1997, the Bank utilized available overnight credit lines in the form of Federal Home Loan Bank advances and Federal Funds Purchased. The borrowings averaged $314,574 during the year and had an average cost of funds of 5.65%. Management anticipates the utilization of the lines in the future as a funds management tool.

LIQUIDITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the Bank's ability to meet those needs. The Bank seeks to meet liquidity requirements primarily through management of short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans. During 1997, federal funds sold, interest-bearing deposits and other investments averaged $4,252,140 compared to average overnight investments of $12,279,168 in 1996. Management intentionally managed liquidity more actively to improve the yield on assets while maintaining more than sufficient funds necessary to meet immediate needs.

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

INTEREST RATE SENSITIVITY

The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on the net interest margin while maintaining net interest income at acceptable levels. The major factors used to manage interest rate risk include the mix of fixed and floating interest rates, and pricing and maturity patterns for all asset and liability accounts. Repricing periods are determined as the next period that the interest rate on an asset or liability can change. Fixed rate instruments, such as certificates of deposit and fixed rate loans, are categorized by maturity dates. Variable rate instruments are placed in the period of their next possible adjustment date. At December 31, 1997, the interest rate sensitivity analysis was as follows:

                                                                        Repricing Within
                                      ------------------------------------------------------------------------------------
                                       0-90 Days   91-180 Days   180-365 Days     >1 Yr. -  5 Yrs.     > 5 Yrs.   Total
                                      ------------------------------------------------------------------------------------
                                                                            (In Thousands)
Investment Securities                      $0             $0            $46               $518            $38       $602
Federal Funds Sold, Interest-Bearing
     Deposits and other Investments     5,022              0              0                  0              0      5,022
Loans                                  53,485            700            528              5,713         11,195     71,621
                                      --------        ------         ------             ------        -------    -------
Total Earning Assets                  $58,507           $700           $574             $6,231        $11,233    $77,245
                                      =======         ======         ======             ======        =======    =======

Interest Bearing Demand Deposits      $13,114             $0             $0                 $0             $0    $13,114
Savings Deposits                        2,250              0              0                  0              0      2,250
Certificates of Deposits               15,240         10,170          9,005             17,082              0     51,497
                                      --------        ------         ------             ------        -------    -------
Total Interest Bearing Liabilities    $30,604        $10,170         $9,005$           $17,082             $0    $66,861
                                      =======         ======         ======             ======        =======    =======

Interest Sensitivity GAP              $27,903       ($9,470)       ($8,431)          ($10,851)        $11,233    $10,384

Cumulative GAP                        $27,903        $18,433        $10,002             ($849)        $10,384

% of Earning Assets to
     Interest Bearing Liabilities     191.17%          6.88%          6.37%             36.48%             N/A

Cumulative % of Earning
     Assets to Interest
     Bearing Liabilities              191.17%        145.21%        120.09%             98.73%         115.53%

% of Cumulative GAP to Total
     Earning Assets                    36.12%         23.86%         12.95%             -1.10%          13.44%

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

CAPITAL RESOURCES

Capital, as measured by stockholders' equity to total assets, was 8.06% at December 31, 1997, as compared to 8.69% at December 31, 1996. The Company's common stock had a book value per share of $12.13 at December 31, 1997 compared to $11.90 at December 31, 1996. In January 1997, 30,500 shares of stock were issued as a result of the exercise of certain directors' warrants, resulting in a capital infusion of $280,000.

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

The following table sets forth information with respect to the risk-based and leverage ratios for the Bank at December 31, 1997, when compared to minimum ratios required by regulation. The Company's capital ratios are similar to those of the Bank and exceed the minimum risk-weighted requirements of the Federal Reserve Bank.

                                     AMOUNT     RATIO
                                     -------    -----
                                      (in thousands)
RISK-BASED CAPITAL RATIOS:
Tier 1 Capital                        $6,584     8.98%
Minimum Requirement per regulations    2,934     4.00%
                                      ------    -----
Excess                                $3,650     4.98%
                                      ======    =====

Tier 1 and Tier 2 Capital             $7,511    10.24%
Minimum Requirement per regulations    5,868     8.00%
                                      ------    -----
Excess                                $1,643     2.24%
                                      ======    =====

LEVERAGE RATIOS:
Tier 1 Capital                        $6,584     7.53%
Minimum Requirement per regulations    3,498     4.00%
                                      ------    -----
Excess                                $3,086     3.53%
                                      ======    =====

YEAR 2000

The Company recognizes the operational risk from technology as the Year 2000 ("Y2k") approaches. The Company has established an internal committee to identify and address how the century change may affect its operations. A Y2k Plan has been approved by the Board of Directors detailing the steps the committee plans to take to comply with regulatory directives. The Company has developed a tracking report which identifies and monitors the areas that the century change is expected to impact, including the Bank's data processor, its computer hardware and software, its telephone system, etc. The tracking report also documents whether the area is "mission critical", the individual responsible and testing dates. The Y2k Plan also addresses the potential risk to the Bank from the impact of Y2k on Bank customers. The Bank's analysis of its Allowance for Loan and Lease losses includes a factor addressing the possibility of loan losses due to the century change. In addition, the Bank has budgeted $50,000 in 1998 for Y2k issues. (See "Forward-Looking Statement.")

FORWARD-LOOKING STATEMENT

The foregoing statements are forward-looking statements which reflect significant assumptions and subjective judgments believed by management to be reasonable as of the date of this Report. They do not constitute a forecast or prediction of actual results, and actual performance and financial results may differ materially from those anticipated due to a variety of factors, including but not limited to (i) increased competition with other financial institutions,
(ii) lack of sustained growth in the local economy, (iii) rapid fluctuations in interest rates, and (iv) changes in the legislative and regulatory environment. The foregoing statements should not be construed as exhaustive and the Company disclaims any obligation to subsequently update or revise any forward-looking statements after the date of this Report.

                     MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 1997, there were approximately 650 shareholders of record and 582,304 shares of the Company's common stock outstanding. Since the first quarter of 1996, the investment banking firm of J.C. Bradford and Co. has acted as principal market-maker for the common stock of First Cherokee Bancshares, Inc. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading has occurred since January 1, 1996.

                          SALES PERIOD                                 SALES PRICE
                        ----------------                             ----------------
CALENDAR  PERIOD          HIGH     LOW          CALENDAR  PERIOD      HIGH     LOW
----------------        --------  ------        ----------------     ------   ------
1997                                            1996
----                                            ----
First Quarter            $16.50   $13.50        First Quarter        $15.00   $11.00
Second  Quarter          $16.50   $15.00        Second  Quarter      $18.25   $14.50
Third Quarter            $18.25   $16.50        Third Quarter        $18.37   $17.00
Fourth  Quarter          $18.00   $17.00        Fourth  Quarter      $17.00   $14.00


Management believes that all of the above sales were between individuals or entities who had differing reasons and degrees of motivation for their purchases and sales. Further, there may have been sales between private individuals who have not presented the shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that the Bank can pay the Company. At December 31, 1997, the Bank could pay approximately $636,000 to the Company in dividends without obtaining prior approval. The Company does not anticipate paying cash dividends in the immediate future. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

             [LETTERHEAD OF PORTER KEADLE MOORE, LLP APPEARS HERE]



              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             /s/ PORTER KEADLE MOORE, LLP


Atlanta, Georgia
January 16, 1998

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1997 AND 1996

                                    Assets
                                    ------


                                                                                                1997                 1996
                                                                                        ---------------------  ----------------
Cash and due from banks, including reserve requirements
  of $327,000 and $190,000                                                            $              811,253         2,518,342
Interest-bearing deposits with banks                                                               5,021,671         3,865,532
                                                                                                  ----------        ----------

      Cash and cash equivalents                                                                    5,832,924         6,383,874

Securities available for sale                                                                        602,403           793,735
Other investments                                                                                    697,800           650,800
Loans, net                                                                                        71,620,734        60,879,170
Premises and equipment, net                                                                        3,380,329         2,017,236
Accrued interest receivable and other assets                                                       5,475,162         4,887,383
                                                                                                  ----------        ----------

                                                                                      $           87,609,352        75,612,198
                                                                                                  ==========        ==========

                                               Liabilities and Stockholders' Equity
                                              --------------------------------------

Deposits:
   Demand                                                                             $           11,622,913         8,034,616
   Interest-bearing demand                                                                        13,114,251        10,751,941
   Savings                                                                                         2,249,558         2,299,246
   Time                                                                                           43,439,801        40,635,475
   Time, in excess of $100,000                                                                     8,057,309         6,675,840
                                                                                                  ----------        ----------

      Total deposits                                                                              78,483,832        68,397,118

Federal Home Loan Bank advances                                                                    1,000,000                 -
Accrued interest payable and other liabilities                                                     1,061,621           646,497
                                                                                                  ----------        ----------

      Total liabilities                                                                           80,545,453        69,043,615
                                                                                                  ----------        ----------

Commitments

Stockholders' equity:
   Common stock, par value $1, authorized 10,000,000 shares, issued
       591,544 and 561,044 shares, outstanding 582,304 and 551,804 shares                            591,544           561,044
   Additional paid-in capital                                                                      5,273,257         5,026,457
   Retained earnings                                                                               1,281,422         1,060,538
   Unrealized gain on securities available for sale, net of tax                                        1,676             4,544
                                                                                                  ----------        ----------

                                                                                                   7,147,899         6,652,583
   Less treasury stock at cost, 9,240 shares                                                         (84,000)          (84,000)
                                                                                                  ----------        ----------

       Total stockholders' equity                                                                  7,063,899         6,568,583
                                                                                                  ----------        ----------

                                                                                      $           87,609,352        75,612,198
                                                                                                  ==========        ==========




See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                                  1997            1996            1995
                                                                             --------------  --------------  --------------

Interest income:
  Interest and fees on loans                                               $      7,691,664       6,473,525       6,265,591
  Interest on federal funds sold                                                      3,371          26,941          37,254
  Interest on deposits with other banks                                             227,095         633,184         543,420
  Interest and dividends on investments:
    U.S. Government agencies and mortgage-backed                                     43,540          84,357         195,914
    Other                                                                            39,660          36,497          31,167
                                                                                  ---------       ---------       ---------

      Total interest income                                                       8,005,330       7,254,504       7,073,346
                                                                                  ---------       ---------       ---------

Interest expense:
  Interest on deposits:
    Demand                                                                          377,075         310,870         341,244
    Savings                                                                          57,110          65,073          72,729
    Time                                                                          3,130,787       3,367,818       3,108,714
                                                                                  ---------       ---------       ---------

                                                                                  3,564,972       3,743,761       3,522,687
  Interest on FHLB advances and federal funds purchased                              17,770               -               -
                                                                                  ---------       ---------       ---------

      Total interest expense                                                      3,582,742       3,743,761       3,522,687
                                                                                  ---------       ---------       ---------

      Net interest income                                                         4,422,588       3,510,743       3,550,659

Provision for loan losses                                                           623,738         373,510         255,471
                                                                                  ---------       ---------       ---------

      Net interest income after provision for loan losses                         3,798,850       3,137,233       3,295,188
                                                                                  ---------       ---------       ---------

Other income:
  Service charges on deposit accounts                                               381,427         276,305         214,724
  Gains on sales of loans, net                                                      825,569         791,793       1,062,554
  Miscellaneous                                                                     224,353         218,354         164,150
                                                                                  ---------       ---------       ---------

      Total other income                                                          1,431,349       1,286,452       1,441,428
                                                                                  ---------       ---------       ---------

Other expenses:
  Salaries and employee benefits                                                  2,106,356       1,950,415       1,608,589
  Occupancy                                                                         510,441         537,810         501,061
  Loss on sales of other real estate                                                106,531               -               -
  Other operating                                                                 1,585,545       1,351,491         996,724
  Nonrecurring loss on deposit account                                              654,395               -               -
                                                                                  ---------       ---------       ---------

      Total other expenses                                                        4,963,268       3,839,716       3,106,374
                                                                                  ---------       ---------       ---------

Earnings before income taxes                                                        266,931         583,969       1,630,242

Income tax expense                                                                   46,047         165,749         552,776
                                                                                  ---------       ---------       ---------

Net earnings                                                             $          220,884         418,220       1,077,466
                                                                                  =========       =========       =========


Basic earnings per share                                                 $             0.38            0.76            1.95
                                                                                  =========       =========       =========
Diluted earnings per share                                               $             0.33            0.68            1.85
                                                                                  =========       =========       =========

See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                       Unrealized
                                                                      Gain (Loss)
                                                                     on Securities
                                             Additional                Available
                                    Common    Paid-In     Retained     for Sale,     Treasury
                                     Stock    Capital     Earnings     Net of Tax      Stock      Total
                                    -------  ----------  ----------  --------------  ---------  ----------

Balance, December 31, 1994        $ 510,040   4,516,417    125,896         (82,734)   (84,000)  4,985,619

10% stock dividend                   51,004     510,040   (561,044)              -          -           -

Change in unrealized gain
(loss) on securities available
for sale, net of tax                      -           -          -          89,675          -      89,675

Net earnings                              -           -  1,077,466               -          -   1,077,466
                                    -------  ----------  ---------   -------------   --------   ---------

Balance, December 31, 1995          561,044   5,026,457    642,318           6,941    (84,000)  6,152,760

Change in unrealized gain
  (loss) on securities available
  for sale, net of tax                    -           -          -          (2,397)         -      (2,397)

Net earnings                              -           -    418,220               -          -     418,220
                                    -------  ----------  ---------   -------------   --------   ---------

Balance, December 31, 1996          561,044   5,026,457  1,060,538           4,544    (84,000)  6,568,583

Exercise of stock warrants           30,500     246,800          -               -          -     277,300

Change in unrealized gain
  (loss) on securities available
  for sale, net of tax                    -           -          -          (2,868)         -      (2,868)

Net earnings                              -           -    220,884               -          -     220,884
                                    -------  ----------  ---------   -------------   --------   ---------

Balance, December 31, 1997       $  591,544   5,273,257  1,281,422           1,676    (84,000)  7,063,899
                                    =======  ==========  =========   =============   ========   =========




See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                           1997             1996            1995
                                                                       -----------      -----------      -----------
Cash flows from operating activities:
  Net earnings                                                        $    220,884          418,220        1,077,466
  Adjustments to reconcile net earnings to net cash
    provided (used) by operating activities:
       Depreciation, amortization and accretion                            212,046          128,716          189,344
       Provision for loan losses                                           623,738          373,510          255,471
       Gain on sales of loans, net                                        (825,569)        (791,793)      (1,062,554)
       Deferred income tax benefit                                         (57,924)        (120,718)         (74,789)
       Loss on sales of other real estate                                  106,531                -                -
       Change in:
         Interest receivable                                               (25,964)         (17,526)        (128,745)
         Other assets                                                     (330,402)         888,235       (1,231,630)
         Interest payable                                                   10,977             (590)             120
         Other liabilities                                                 404,147           64,562         (139,583)
                                                                       -----------      -----------      -----------

            Net cash provided (used) by operating activities               338,464          942,616       (1,114,900)
                                                                       -----------      -----------      -----------

Cash flows from investing activities:
  Proceeds from maturities and calls of securities
     available for sale                                                    185,236        5,694,188        2,735,402
  Purchases of securities available for sale                                     -       (5,450,344)        (495,441)
  Purchases of other investments                                           (47,000)         (58,500)        (188,500)
  Proceeds from sales of loans                                           9,569,405        6,116,575        7,222,903
  Net increase in loans                                                (20,583,384)     (12,894,896)     (15,325,100)
  Purchases of premises and equipment                                   (1,539,420)        (150,024)        (119,930)
  Proceeds from sales of other real estate                                 194,066           79,277                -
  Improvements to other real estate                                        (32,331)         (75,695)          (4,300)
                                                                       -----------      -----------      -----------

            Net cash used by investing activities                      (12,253,428)      (6,739,419)      (6,174,966)
                                                                       -----------      -----------      -----------

Cash flows from financing activities:
  Net change in demand and savings deposits                              5,900,919       (3,159,237)       7,385,093
  Net change in time deposits                                            4,185,795       (4,564,646)      11,724,368
  Proceeds from FHLB advances                                            1,000,000                -                -
  Proceeds from exercise of stock warrants                                 277,300                -                -
                                                                       -----------      -----------      -----------

            Net cash provided (used) by financing activities            11,364,014       (7,723,883)      19,109,461
                                                                       -----------      -----------      -----------

Net change in cash and cash equivalents                                   (550,950)     (13,520,686)      11,819,595

Cash and cash equivalents at beginning of year                           6,383,874       19,904,560        8,084,965
                                                                       -----------      -----------      -----------

Cash and cash equivalents at end of year                              $  5,832,924        6,383,874       19,904,560
                                                                       ===========      ===========      ===========

Supplementary disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                          $  3,571,765        3,744,351        3,522,567
    Income taxes                                                      $    355,000          275,000          963,000

Noncash investing activities:
  Change in unrealized gain (loss) on securities
    available for sale, net of tax                                    $     (2,868)          (2,397)          89,675
  Transfer of loans to other real estate                              $  1,018,383        1,092,545          934,219
  Financed sales of other real estate                                 $    544,137        1,512,764          203,003



See accompanying notes to consolidated financial statements.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization
   ------------

   First Cherokee Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly owned bank subsidiary, First National Bank of Cherokee (the "Bank"). The Company is subject to regulation under the Bank Holding Company Act of 1956.

   The Bank is a commercial bank that serves Woodstock, Georgia, a community located approximately 20 miles north of metropolitan Atlanta, and surrounding Cherokee and Cobb counties. The Bank is chartered and regulated by the Office of the Comptroller of the Currency, is insured and subject to regulation by the Federal Deposit Insurance Corporation and is a member of the Federal Reserve System.

   Basis of Presentation and Reclassification
   ------------------------------------------

   The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1995 and 1996 amounts have been reclassified to conform to the 1997 presentation.

   The accounting principles followed by the Company and the Bank, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, prepayment speeds of the SBA loan portfolio and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

   Cash and Cash Equivalents
   -------------------------

   For presentation purposes in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

   Securities Available for Sale
   -----------------------------

   The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. At December 31, 1997 and 1996, all investment securities were classified as available for sale.

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

   Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses from sales of securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

   Other Investments
   -----------------
   Other investments include equity securities with no readily determinable fair value. These investment securities are carried at cost.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   Loans, Loan Fees and Interest Income
   ------------------------------------

   Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at the principal amount outstanding, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest on all loans is calculated principally by using the simple interest method on the daily balance of the principal amount outstanding.

   A loan is considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Interest income from impaired loans is recognized when received.

   Effective January 1, 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The standard requires, among other things, that servicing assets and liabilities be measured by the amortization in proportion to and over the period of estimated net servicing income and that servicing assets and liabilities should be assessed for impairment or increased obligation based on their fair values. The standard also requires the recognition of two separate categories of assets, servicing assets and interest-only strips receivable, in instances in which excess servicing fees are recognized.

   When the bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA") the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of earnings net of brokerage expenses.

   Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 1997. There were no SBA loans held for sale at December 31, 1997 and 1996.

   Allowance for Loan Losses
   -------------------------

   The Bank's provision for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is intended to create an allowance adequate to absorb losses on loans outstanding as of the end of each reporting period. For significant loans, management's review consists of evaluations of the financial strength of the borrowers and the related collateral. The review of groups of loans, which are individually insignificant, is based upon delinquency status of the group, lending policies and collection experience.

   Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   Premises and Equipment
   ----------------------

   Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are charged to the asset accounts while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed currently. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period.

   Depreciation expense is computed using the straight-line method over the following estimated useful lives:

     Buildings                             15 - 40 years
     Furniture, fixtures and equipment      3 - 10 years

   Other Real Estate
   -----------------

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

   Treasury Stock
   --------------
   Treasury stock is accounted for by the cost method. Subsequent reissuances are on a first-in, first-out basis.

   Income Taxes
   ------------

   Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

   In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

   Net Earnings Per Share
   ----------------------

   SFAS No. 128 "Earnings Per Share" became effective for the Company for the year ended December 31, 1997. This new standard specifies the computation, presentation and disclosure requirements for earnings per share and is designed to simplify previous earnings per share standards and to make domestic and international practices more compatible. Basic earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares. All net earnings per share amounts have been restated to conform to the provisions of SFAS No. 128.

   SFAS No. 128 requires the presentation on the face of the statement of earnings of net earnings per share with and without the dilutive effects of potential common stock issuances from instruments such as options and warrants. Additionally, the new statement requires the reconciliation of the amounts used in the computation of both "basic earnings per share" and "diluted earnings per share" for the years ended December 31, 1997, 1996 and 1995 as follows:

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

   Net Earnings Per Share, continued
   ---------------------------------

                                           FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                     Net Earnings        Common Shares        Per Share
                                                                      (Numerator)        (Denominator)          Amount
                                                                   -----------------  -------------------  ----------------

Basic earnings per share                                                  $220,884              580,390            $  0.38
                                                                                                                   =======
Effect of dilutive securities:
       Stock options                                                             -               10,401
       Warrants                                                                  -               72,357
                                                                          --------              -------

Diluted earnings per share                                                $220,884              663,148            $  0.33
                                                                          ========              =======            =======

                                               FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                     Net Earnings       Common Shares         Per Share
                                                                     (Numerator)        (Denominator)           Amount
                                                                   ----------------   ------------------   ----------------

Basic earnings per share                                                 $ 418,220              551,804            $  0.76
                                                                                                                   =======
Effect of dilutive securities:
      Stock options                                                              -                7,378
      Warrants                                                                   -               59,056
                                                                         ---------             --------

Diluted earnings per share                                               $ 418,220              618,238            $  0.68
                                                                          ========             ========           ========

                                               FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                     Net Earnings       Common Shares         Per Share
                                                                     (Numerator)        (Denominator)           Amount
                                                                   ----------------   ------------------   ----------------

Basic earnings per share                                               $ 1,077,466              551,804           $  1.95
                                                                                                                  =======
Effect of dilutive securities:
       Stock options                                                             -                3,294
       Warrants                                                                  -               26,367
                                                                       -----------              -------

Diluted earnings per share                                             $ 1,077,466              581,465           $  1.85
                                                                       ===========              =======           =======

Recent Accounting Pronouncements
--------------------------------

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 specifies the presentation and disclosure of operating segment information reported in the annual report and interim reports issued to stockholders. The provisions of both statements are effective for fiscal years beginning after December 15, 1997. The management of the Company believes that the adoption of these statements will not have a material impact on the Company's financial position, results of operations or liquidity.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(2)  SECURITIES AVAILABLE FOR SALE

   The amortized cost and estimated fair value of securities available for sale at December 31, 1997 and 1996 are presented below:

                                                                             Gross       Gross     Estimated
                                                                Amortized  Unrealized  Unrealized    Fair
                                                                  Cost       Gains       Losses      Value
                                                                ---------  ----------  ----------  ---------
              1997
              ----
   U.S. Government agencies                                  $    500,000           -         469    499,531
   Mortgage-backed securities                                      99,700       3,172           -    102,872
                                                                  -------       -----  ----------    -------

                                                             $    599,700       3,172         469    602,403
                                                                  =======       =====  ==========    =======

              1996
              ----
   U.S. Government agencies                                  $    500,000           -           -    500,000
   Mortgage-backed securities                                     286,405       7,330           -    293,735
                                                                  -------       -----  ----------    -------

                                                             $    786,405       7,330           -    793,735
                                                                  =======       =====  ==========    =======

   The amortized cost and estimated fair value of securities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


                                                                                            Amortized      Estimated
                                                                                               Cost        Fair Value
                                                                                           ------------  --------------

         One to five years                                                                    $ 500,000         499,531
         Mortgage-backed securities                                                              99,700         102,872
                                                                                                -------         -------

                                                                                              $ 599,700         602,403
                                                                                                =======         =======

   There were no sales of securities during 1997, 1996 and 1995.

   Securities with a carrying value of approximately $546,000 and $608,000 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits as required by law.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(3)    LOANS

   Major classifications of loans at December 31, 1997 and 1996 are presented below:

                                                                                  1997             1996
                                                                            -----------------  -------------
         Commercial                                                              $ 10,983,107     13,101,300
         SBA - unguaranteed                                                        16,774,339     13,698,354
         Real estate - mortgage                                                    21,649,051     20,872,411
         Real estate - construction                                                17,635,088      9,606,039
         Installment and other consumer                                             5,669,879      4,459,337
                                                                                   ----------     ----------

                  Total loans                                                      72,711,464     61,737,441

                  Less allowance for loan losses                                    1,090,730        858,271
                                                                                   ----------     ----------

                  Total net loans                                                $ 71,620,734     60,879,170
                                                                                   ==========     ==========

   The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Cherokee and Cobb County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

   The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 1997 and 1996 of approximately $29,588,000 and $28,020,000, respectively. Servicing assets amounted to $486,000 and $974,000 at December 31, 1997 and 1996. Interest only strips receivable totaled $598,000 at December 31, 1997.

   A substantial portion of the Company's revenues are generated from the origination of loans guaranteed by the SBA, and the sale of the guaranteed portions of these loans. Funding for the various SBA loan programs depends upon annual appropriations by the U.S. Congress.

   An analysis of the activity in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 is presented below:

                                                                                  1997         1996         1995
                                                                             ------------  -----------  ----------

            Balance at beginning of year                                      $   858,271      685,706     461,030
            Provision charged to operations                                       623,738      373,510     255,471
            Loans charged off                                                    (556,332)    (328,253)    (64,094)
            Recoveries                                                            165,053      127,308      33,299
                                                                                ---------     --------     -------

            Balance at end of year                                            $ 1,090,730      858,271     685,706
                                                                                =========     ========     =======

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(4)    PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                                                                    1997            1996
                                                                              -----------------  -----------

            Land                                                                    $   586,885      185,202
            Buildings and improvements                                                2,085,187    1,834,311
            Furniture, fixtures and equipment                                           835,839      569,267
            Construction in progress                                                    635,193       14,904
                                                                                      ---------    ---------

                                                                                      4,143,104    2,603,684
            Less accumulated depreciation                                               762,775      586,448
                                                                                      ---------    ---------

                                                                                    $ 3,380,329    2,017,236
                                                                                      =========    =========

   Depreciation expense was approximately $176,000, $152,000 and $135,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(5)    TIME DEPOSITS

   At December 31, 1997 the scheduled maturities of time deposits are as follows:

       1998                                             $29,197,562
       1999                                              11,054,154
       2000                                               6,146,136
       2001                                               2,290,002
       2002 and thereafter                                2,809,256
                                                         ----------

                                                        $51,497,110
                                                         ==========

(6)  FEDERAL HOME LOAN BANK ADVANCES

   During 1996, the Bank entered into an agreement with the Federal Home Loan Bank ("FHLB") to provide the Bank credit facilities. Any amounts advanced by the FHLB are collateralized under a blanket floating lien covered by all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 1997, the Bank had one variable rate (currently 6.5%) advance outstanding totaling $1,000,000 which matures in December 1998. The Bank had no borrowings from the FHLB outstanding as of December 31, 1996.

(7)  INCOME TAXES

   The following is an analysis of income tax expense for the years ended December 31, 1997, 1996 and 1995:


                                                                               1997            1996         1995
                                                                        ------------------  -----------  -----------

         Current                                                                 $103,971      286,467      627,565
         Deferred                                                                 (57,924)    (120,718)     (74,789)
                                                                                  -------     --------      -------

                                                                                 $ 46,047      165,749      552,776
                                                                                  =======     ========      =======

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(7)  INCOME TAXES, CONTINUED

   The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                                             1997         1996        1995
                                                                         ------------  ----------  ----------

       Pretax income at statutory rates                                      $90,756     198,549     554,282
       Add (deduct):
         Increase in cash surrender value of life insurance                  (25,817)    (14,208)    (14,634)
         State taxes, net of federal tax effect                              (17,996)    (14,918)      4,376
         Other                                                                  (896)     (3,674)      8,752
                                                                             -------     -------     -------

                                                                             $46,047     165,749     552,776
                                                                             =======     =======     =======

   The following summarizes the components of the net deferred tax asset. The net deferred tax asset is included in other assets at December 31, 1997 and 1996.

                                                                                         1997            1996
                                                                                  ------------------  -----------
        Deferred tax assets:
             Allowance for loan losses                                                    $339,027      277,305
             Deferred gains on SBA loans                                                   102,643      149,223
             State tax credits                                                              28,263       14,918
             Deferred gains on sales of other real estate                                    8,053       19,681
             Nonaccrual loan interest                                                       46,529       19,334
             Deferred compensation                                                          32,197       18,742
             Core deposit intangible                                                        24,920       20,498
                                                                                            -------      -------
                  Gross deferred tax asset                                                 581,632      519,701
                                                                                            -------      -------
         Deferred tax liabilities:
             Premises and equipment                                                        (38,072)     (34,065)
             Unrealized gain on securities available for sale                               (1,027)      (2,785)
                                                                                            -------      -------

                   Gross deferred tax liability                                            (39,099)     (36,850)
                                                                                            -------      -------

                   Net deferred tax asset                                                  $542,533      482,851
                                                                                            =======      =======

(8)  STOCKHOLDERS' EQUITY

   Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. At December 31, 1997, the Bank could pay approximately $636,000 to the Company in dividends without obtaining prior regulatory approval.

   On January 17, 1995, the Company declared a 10% stock dividend. All references to shares outstanding and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to give effect to the dividend.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9) EMPLOYEE AND DIRECTOR BENEFIT PLANS

   In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allow each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and are exercisable for ten years from the date of opening of the Bank at the initial offering price (adjusted for stock dividends) of $9.09 per share. These warrants expire in November 1999. During 1997, 30,500 warrants were exercised at $9.09 per share.

   The Company also has an Employee Stock Plan whereby 66,000 shares of common stock have been reserved for incentive stock options. These options will allow employees to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options are vested immediately at the date of grant.

   A summary status of the Company's Employee Stock Plan as of December 31, 1997 and 1996, and changes during the years ending on those dates, is presented below:

                                                                               1997                        1996
                                                                             --------                    -------
                                                                                    Wtd. Avg.                  Wtd. Avg.
                                                                       Option        Exercise      Option      Exercise
                                                                       Shares         Price        Shares        Price
                                                                    -------------  ------------  ----------  -------------

Outstanding, beginning of year                                            24,531         $ 9.09      24,531          $9.09
Granted during the year                                                    5,000         $14.00           -              -
Canceled during the year                                                  (2,200)        $ 9.09           -              -
                                                                          ------                     ------

Outstanding, end of year                                                  27,331         $ 9.99      24,531          $9.09
                                                                          ======                     ======

Options exercisable at year end                                           27,331         $ 9.99      24,531          $9.09
                                                                          ======                     ======

Weighted average fair value of options
granted during the year                                                                  $ 6.56
                                                                                         ======

   Both plans are accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. No compensation cost has been recognized for either of the plans. Had compensation cost for the plans been determined based upon the fair value of the options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below. As there were no awards granted in 1996, only proforma effects of 1997 and 1995 awards are presented below.

                                                                                            1997             1995
                                                                                          --------        --------

Net earnings                             As reported                                      $220,884           1,077,466
                                         Proforma                                         $200,548           1,041,760

Basic earnings per share                 As reported                                      $   0.38                1.95
                                         Proforma                                         $   0.35                1.89

Diluted earnings per share               As reported                                      $   0.33                1.85
                                         Proforma                                         $   0.30                1.79

   The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1997 and 1995: volatility of .18% and .01%, respectively, no dividend yield, a risk free interest rate of 5.9% and 5.0%, respectively, and an expected life of 10 years.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9) EMPLOYEE AND DIRECTOR BENEFIT PLANS, CONTINUED

  The following information applies to all warrants and options outstanding at December 31, 1997:

                                                                       Warrants              Options
                                                                     -------------      ------------------

Number outstanding                                                         165,850             27,331
Range of exercise prices                                                  $   9.09         $9.09 - $ 14.00
Weighted average exercise price                                           $   9.09             $ 9.99
Weighted average remaining
   contractual life (years)                                                   2.00               5.42

   The Bank provides retirement benefits to its Chief Executive Officer and Board of Directors for purposes of providing death benefits for their designated beneficiaries. Under the plan, the Bank purchases split-dollar whole life insurance contracts on the lives of the Chief Executive Officer and each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1997 and 1996, the cash surrender value of the insurance contracts was approximately $1,461,000 and $1,385,000, and is included as a component of other assets. Expenses incurred for benefits were approximately $21,000, $18,000 and $17,000 during 1997, 1996 and 1995, respectively.

   The Company maintains a 401(k) profit sharing plan, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $36,000, $26,000 and $29,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(10)  RELATED PARTY TRANSACTIONS

   At December 31, 1997 and 1996, deposits from directors, executive officers and their related interests aggregated approximately $1,833,000 and $2,137,000. These deposits were taken in the normal course of business at market interest rates.

   The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1997:

          Balance at December 31, 1996                $       1,382,000
          New loans                                           2,457,000
          Repayments                                         (1,862,000)

          Balance at December 31, 1997                $       1,977,000
                                                             ==========

(11)  REGULATORY MATTERS

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 Capital to Risk-Weighted Assets and of Tier 1 Capital to average assets (all as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(11) REGULATORY MATTERS, CONTINUED

   As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

   The Bank's actual capital amounts and ratios are also presented below. Consolidated amounts do not materially differ from Bank-only capital amounts and ratios.

                                                                                            To Be Well
                                                                                        Capitalized Under
                                                               For Capital              Prompt Corrective
                                             Actual         Adequacy Purposes:          Action Provisions
                                       -----------------  ----------------------  ----------------------------
                                         Amount     Ratio    Amount       Ratio      Amount          Ratio
                                       ---------  -------  ---------  -----------  ---------     -------------

AS OF DECEMBER 31, 1997
 Total Capital
   (to Risk-Weighted Assets)       $   7,510,691   10.24%  5,867,832        8.00%  7,334,790          10.00%
 Tier 1 Capital
   (to Risk-Weighted Assets)       $   6,583,970    8.98%  2,933,916        4.00%  4,400,874           6.00%
 Tier 1 Capital
   (to Average Assets)             $   6,583,970    7.53%  3,497,880        4.00%  4,372,350           5.00%

AS OF DECEMBER 31, 1996:
 Total Capital
   (to Risk-Weighted Assets)       $   6,691,041   10.56%  5,055,886        8.00%  6,319,858          10.00%
 Tier 1 Capital
   (to Risk-Weighted Assets)       $   5,898,811    9.33%  2,527,943        4.00%  3,791,915           6.00%
 Tier 1 Capital
   (to Average Assets)             $   5,898,811    7.29%  3,234,633        4.00%  4,043,291           5.00%

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

   During the years ended December 31, 1997, 1996 and 1995, rental payments of $57,054, $55,393 and $55,123 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors which expired in January 1997. Total rent expense for both affiliated and unaffiliated lessors was approximately $147,000, $176,000 and $215,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12)  COMMITMENTS, CONTINUED

   Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

      Year Ending
      December 31,
--------------------

        1998                                $ 58,765
        1999                                  60,529
        2000                                  62,344
        2001                                  64,215
        2002                                  66,141
        Thereafter                           404,517
                                            --------

                                            $716,511
                                            ========

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

   In most cases, the Bank requires collateral to support financial instruments with credit risk.

                                                                                      Approximate
                                                                                       Contract
                                                                                        Amount
                                                                                -----------------------
                                                                                   1997         1996
                                                                                -----------  ----------
            Financial instruments whose contract
            amounts represent credit risk:
            Commitments to extend credit                                   $     10,461,000  14,704,000
            Standby letters of credit                                      $        316,000     242,000

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

   Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are secured by real estate, certificates of deposit or other personal assets at December 31, 1997 and 1996.

(13) NONRECURRING LOSS ON DEPOSIT ACCOUNT

   During 1997, the Bank recorded a loss of $654,395 as a result of a "check-kiting" scheme in which a customer was allowed to gain access to deposited funds before the Bank was able to collect them from the institution on which they were drawn. The Bank is involved in litigation to collect this amount, however, the outcome of this litigation is unable to be determined at this time.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(14)  SUPPLEMENTAL FINANCIAL DATA

   Components of other operating expenses in excess of 1% of total interest and other income for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                  1997       1996       1995
                                                --------    -------    -------
   Legal and professional fees                  $357,640    123,558     56,658
   Data processing                              $323,600    242,134    192,326
   FDIC assessment                              $  5,115    139,071     85,997
   Stationery and supplies                      $ 85,914     87,310     68,548
   Collection expense                           $ 29,774     87,714     48,589
   Other real estate expense                    $112,890     54,186     57,759

(15) FIRST CHEROKEE BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                BALANCE SHEETS

                          DECEMBER 31, 1997 AND 1996

                                                        1997          1996
                                                     ----------     ---------
                                    ASSETS
                                    ------
Cash                                                 $   11,888        11,382
Investment in bank subsidiary                         7,052,011     6,557,201
                                                      ---------     ---------

                                                     $7,063,899     6,568,583
                                                      =========     =========

                             STOCKHOLDERS' EQUITY
                             ---------------------
Stockholders' equity                                 $7,063,899     6,568,583
                                                      =========     =========


                             Statements of Earnings

              For the Years Ended December 31, 1997, 1996 and 1995

                                                          1997      1996        1995
                                                        --------   -------    ---------
Interest income                                         $  3,206         -            -

Equity in undistributed earnings of bank subsidiary      217,678   418,220    1,077,466
                                                         -------   -------    ---------

Net earnings                                            $220,884   418,220    1,077,466
                                                         =======   =======    =========

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(15) FIRST CHEROKEE BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION, CONTINUED

                           Statements of Cash Flows

             For the Years Ended December 31, 1997, 1996 and 1995

                                                                       1997          1996         1995
                                                                    ---------     ---------    ----------
      Cash flows from operating activities:
      Net earnings                                                  $ 220,884      418,220      1,077,466
      Adjustments to reconcile net earnings to
          net cash provided by operating activities:
            Equity in undistributed earnings of bank subsidiary      (217,678)    (418,220)    (1,077,466)
                                                                     --------     --------     ----------
           Net cash provided by operating activities                    3,206            -              -
                                                                     --------     --------     ----------

      Cash flows from financing activities:
        Proceeds from exercise of stock warrants                      277,300            -              -
        Capital infusion to bank subsidiary                          (280,000)           -              -
                                                                     --------     --------     ----------

           Net cash used by financing activities                       (2,700)           -              -
                                                                     --------     --------     ----------

      Net change in cash                                                  506            -              -

      Cash at beginning of the period                                $ 11,382       11,382         11,382
                                                                     --------     --------     ----------

      Cash at end of the period                                        11,888       11,382         11,382
                                                                     ========     ========     ==========

      Noncash investing activities:
        Change in unrealized gain (loss) of subsidiary's
         securities available for sale, net of tax                  $  (2,868)      (2,397)        89,675

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

   The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

     Cash and Cash Equivalents
     -------------------------
     For cash, due from banks, interest-bearing deposits with other banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

     Securities Available for Sale
     -----------------------------
     Fair values for securities available for sale are based on quoted market prices.

     Other Investments
     -----------------
     The carrying amount of other investments approximates fair value.

     Loans
     -----
     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

                FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

     Servicing Assets and Interest-Only Strips Receivable
     ----------------------------------------------------

     The fair value of servicing assets and interest-only strips receivable is estimated by discounting future net servicing income over the estimated life of the related loan adjusted for changes in prepayment speeds of the related loans.

     Deposits
     --------

     The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     FHLB Advances
     -------------
     Because FHLB advances are made at variable rates, the carrying value is a reasonable estimate of fair value.

     Commitments to Extend Credit and Standby Letters of Credit
     ----------------------------------------------------------
     Because commitments to extend credit and standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

     Limitations
     -----------

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

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996 are as follows:

                                                                     1997                            1996
                                                     ------------------------------------  -------------------------
                                                         Carrying           Estimated        Carrying     Estimated
                                                          Amount           Fair Value         Amount     Fair Value
                                                     -----------------  -----------------  ------------  -----------
        Assets:
           Cash and cash equivalents                $     5,832,924          5,832,924     6,383,874    6,383,874
           Securities available for sale            $       602,403            602,403       793,735      793,735
           Other investments                        $       697,800            697,800       650,800      650,800
           Loans, net                               $    71,620,734         71,380,704    60,879,170   60,814,127
           Servicing assets                         $       436,000            436,000       974,000      974,000
           Interest-only strips receivable          $       598,000            598,000             -            -

        Liabilities:
           Deposits                                 $    78,483,832         78,727,000    68,397,118   68,815,000
           FHLB advances                            $     1,000,000          1,000,000             -            -

        Unrecognized financial instruments:
           Commitments to extend credit             $    10,461,000         10,461,000    14,704,000   14,704,000
           Standby letters of credit                $       316,000            316,000       242,000      242,000

                       FIRST NATIONAL BANK OF CHEROKEE

                           GENERAL INFORMATION

                             ________________


GENERAL OFFICES                        BOARD OF DIRECTORS

  9860 Highway 92                         Alan D. Bobo  --
  Woodstock, Georgia  30188                 Bobo Plumbing Company

MAILING ADDRESS                           Elwin K. Bobo --
                                            Bobo Construction Company
  P. O. Box 1238
  Woodstock, Georgia  30188               Michael A. Edwards --
                                            Edwards Tire Sales, Inc.
EXECUTIVE OFFICERS
                                          J. Stanley Fitts --
  Carl C. Hames, Jr .--                     Reeves Floral Products, Inc.
  Chief Executive Officer
                                          Russell L. Flynn --
  R. O. Kononen, Jr. --                     Century 21 Cherokee Realty
  President
                                          Carl C. Hames, Jr. --
  Kitty A. Kendrick --                      First National Bank of Cherokee
  Executive Vice President/
  Chief Financial Officer                 C. Garry Haygood --
                                            Haygood Contracting, Inc.
  Neal E. Davies --
  Executive Vice President/               Thomas D. Hopkins, Jr. --
  Asset Quality                             Hopkins and Son, Inc.

                                          Bobby R. Hubbard --
                                            Lockheed Martin Aeronautical System

                                          R. O. Kononen, Jr. --
                                            First National Bank of Cherokee

                                          Dennis M. Lord --
                                            Bay, Lingerfelt & Lord, Inc.

                                          Larry R. Lusk --
                                            Industrial and Commercial Developer

                                          Stuart R. Tasman --
                                            Doctor of Optometry

                        FIRST CHEROKEE BANCSHARES, INC.

                              GENERAL INFORMATION

                                ANNUAL MEETING

GENERAL OFFICES                           BOARD OF DIRECTORS
 9860 Highway 92
 Woodstock, Georgia 30188                  Alan D. Bobo-
                                            Bobo Plumbing Company
MAILING ADDRESS                            Elwin K. Bobo-
 P.O. Box 1238                              Bobo Construction Company
 Woodstock, Georgia 30188                  Michael A. Edwards-
                                            Edwards Tire Sales, Inc.
GENERAL COUNSEL                            J. Stanley Fitts-
 Powell, Goldstein, Frazer &                Reeves Floral Products, Inc.
   Murphy, LLP                             Russell L. Flynn-
                                            Century 21 Cherokee Realty
INDEPENDENT CERTIFIED                      Carl C. Hames, Jr.-
 PUBLIC ACCOUNTANTS                         First National Bank of Cherokee
  Porter, Keadle, Moore, LLP               C. Garry Haygood-
                                            Haygood Contracting, Inc.
EXECUTIVE OFFICERS                         Thomas D. Hopkins, Jr.-
 Carl C. Hames, Jr.-                        Hopkins and Son, Inc.
  Chief Executive Officer/President        Bobby R. Hubbard-
                                            Lockheed Martin Aeronautical
 Kitty A. Kendrick-                            System
   Executive Vice President/               Dennis M. Lord-
   Chief Financial Officer                  Bay, Lingerfelt & Lord, Inc.
                                           Larry R. Lusk-
                                            Industrial & Commercial Developer
                                           Stuart R. Tasman-
                                            Doctor of Optometry

                             Date:  April 22, 1998
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