Form 10KSB, Exhibit 13
period 1998-12-31
FIRST CHEROKEE BANCSHARES INC
filed 1999-03-30
CIK 841545

FIRST CHEROKEE BANCSHARES, INC.

                               1998 ANNUAL REPORT

                                 TO SHAREHOLDERS








































            P.O. Box 1238 * Woodstock, Georgia 30188 * (770) 591-9000

March 30, 1999

To Our Shareholders and Friends:

On behalf of the Board of Directors and management, I am pleased to provide you with the 1998 annual report for First Cherokee Bancshares, Inc. The report covers the Company's consolidated balance sheets as of December 31, 1998 and 1997 and results of operations for each of the three years in the period ended December 31, 1998.

I am proud to report a significant improvement in net earnings for 1998 as compared to 1997. Net earnings for 1998 improved to $872,608, an increase of $651,724, or 295%, as compared to net earnings for 1997. The Company's asset size also increased impressively to $110.2 million as of December 31, 1998 from $87.6 million as of December 31, 1997, representing a growth rate of 26%.

During 1998, the Company achieved many of the objectives set forth for the year. Our third branch, located in Canton, Georgia, opened in June 1998 and achieved a level of approximately $10 million in deposits by December 1998. We implemented new operational procedures in our branches which have significantly shortened the time necessary to process transactions. We also added the "bill pay" feature to our Internet site, "fnbinternet.com."

In 1999, our primary objective is to continue to streamline processes and improve efficiencies in order to provide superior quality service for our customers. We remain focused on our goals and continue to be committed to making First Cherokee Bancshares, Inc. and First National Bank of Cherokee a soundly operated, well capitalized and profitable Company and community bank. We are excited about the opportunities ahead in 1999, our tenth year of operation. We are proud of our community and your community bank.


Very truly yours,


/s/Carl C. Hames, Jr.
_____________________
CARL C. HAMES, JR.
Chief Executive Officer


                              FIRST CHEROKEE BANCSHARES, INC.
                                  SELECTED FINANCIAL DATA

                                                 As of and for the year ended December 31,
                                                      1998          1997          1996
                                                 -------------------------------------------

Selected Statement of Earnings Data:
------------------------------------
Total Interest Income                                $9,229,997    $8,005,330    $7,254,504
Net Interest Income                                   5,173,792     4,422,588     3,510,743
Provision for Loan Losses                               503,671       623,738       373,510
Net Earnings                                            872,608       220,884       418,220
Basic Earnings per Share                                   1.53          0.38          0.76
Diluted Earnings per Share                                 1.31          0.33          0.68
Cash Dividends per Share                                      0             0             0
--------------------------------------------------------------------------------------------

Selected Balance Sheet Data:
----------------------------
Average Balances:
     Total Assets                                   $95,628,431   $83,484,669   $80,865,818
     Total Loans, net                                75,176,275    65,733,060    55,373,204
     Total Deposits                                  87,260,807    75,351,044    73,712,687
     Stockholders' Equity                             7,475,431     7,020,904     6,471,501
End of Period Balances:
     Total Assets                                   110,229,513    87,618,335    75,612,198
     Total Loans, net                                85,171,903    71,620,734    60,879,170
     Total Deposits                                 101,397,797    78,483,832    68,397,118
     Stockholders' Equity                             7,418,348     7,063,899     6,568,583
     Book Value per Share                                $13.40        $12.13        $11.90
--------------------------------------------------------------------------------------------

Financial Ratios:
-----------------
Return on Average Assets                                  0.91%         0.26%         0.52%
Return on Average Stockholders' Equity                   11.67%         3.15%         6.46%
Stockholders' Equity as a Percent
       of Total Assets                                    6.73%         8.06%         8.69%
Net Interest Rate Spread                                  5.71%         5.80%         4.73%
Loan Loss Reserve/Loans                                   1.75%         1.50%         1.39%
--------------------------------------------------------------------------------------------

Asset Quality:
--------------
Nonaccrual Loans as a percentage
    of Net Loans                                          1.54%         2.04%         2.30%
Loans Past Due 90 Days or More
    as a Percent of Net Loans                             0.04%         0.50%         0.00%
Loan Chargeoffs as a Percent
    of Net Average Loans                                  0.12%         0.85%         0.59%
--------------------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items; (2) statements of plans and objectives of the Company or its management or Board of Directors, including those relating to products or services; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (1) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (2) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) inflation, interest rate, market and monetary fluctuations; (4) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;
(5) changes in consumer spending, borrowing and saving habits; (6) Year 2000 issues and technological changes; (7) acquisitions; (8) the ability to increase market share and control expenses; (9) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and the Bank must comply; (10) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board;
(11) changes in the Company's organization, compensation and benefit plans; (12) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (13) the success of the Company at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

First Cherokee Bancshares, Inc. (the "Company") is a bank holding company whose sole, wholly-owned subsidiary is First National Bank of Cherokee (the "Bank"). The Company was incorporated on July 26, 1988, and became a bank holding company on December 27, 1988. The Company acquired 100% of the common stock of the Bank and began banking operations on November 27, 1989.

The Company's main office is located at 9860 Highway 92 in Woodstock, Georgia. The Company's primary mission is to provide quality service to loan and deposit customers while maintaining adequate security for depositors' funds and shareholders' investments.

The following discussion should be read with the Company's consolidated financial statements and the related notes, which are included elsewhere in this report.


                              Results of Operations
                              ---------------------

The Company's goals are to be profitable, to maintain prudent banking practices, and to maximize its contributions to its community. Maintaining profitability is essential to the Company's long-term viability, and a strong equity position allows the Company to take advantage of future opportunities to grow. In 1998, the Company met its goals with net earnings of $872,608, representing a .91% return on average assets.

Net Interest Income
-------------------

Net interest income for the year ended December 31, 1998 was $5,173,792, a 16.99% increase over net interest income of $4,422,588 for the year ended December 31, 1997. The increase in net interest income is primarily attributable to the increase in net earning assets. Net earning assets as of December 31, 1998 were $7,984,396, a 51.11% increase from $5,283,554 as of December 31, 1997.

Total interest income for the year ended December 31, 1998 was $9,229,997 (including $349,182 resulting from the amortization of deferred loan fees), a 15.30% increase over total interest income of $8,005,330 for the year ended December 31, 1997. The average yield on earning assets was 11.11% in 1998 compared to 11.22% in 1997. The decrease in average yield is the result of increased percentages of short-term investments at lower rates during 1998 than 1997. Loans comprised 90% of average earning assets during 1998 compared to 92% during 1997.

Interest expense for the year ended December 31, 1998 was $4,056,205, a 13.22% increase over interest expense of $3,582,742 for the year ended December 31, 1997. The Bank's average cost of funds was 5.40% in 1998, a decrease of .02% from 5.42% in 1997. The decrease is primarily attributable to the repricing of maturing certificates of deposit to lower rates. Interest-bearing deposits for the year ended December 31, 1998 averaged $74,696,845, a 13.64% increase over interest-bearing deposits of $65,728,665 for the year ended December 31, 1997.

The Bank's interest rate spread and interest rate margin are sensitive to changes in interest rates paid on deposits and earned on loans and other earning assets. Therefore, interest rate sensitivity, as discussed later in this report, is an important consideration for the Bank. The majority of the Bank's loans adjust immediately, monthly or quarterly to changes in the Bank's prime lending rate. However, the Bank has interest rate floors in individual loan agreements on approximately half of its loan portfolio. These floors protect the Bank's
interest   margin  should  rates  decrease significantly.

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid thereon during the years ended December 31, 1998 and 1997.

                                                        1998                                  1997
                                        -----------------------------------------------------------------------
                                                      Interest    Average                   Interest    Average
                                          Average      Income/    Yield/        Average      Income/    Yield/
                                          Balance      Expense     Cost         Balance      Expense     Cost
                                        -----------  ----------  --------     -----------  ----------  --------
ASSETS
Interest-Earning Assets
   Loan Portfolio (1)                   $75,176,275  $8,809,126    11.72%     $65,733,060  $7,691,664    11.70%
   Investment Securities (2)              1,284,686      83,710     6.52%       1,341,593      83,200     6.20%
   Federal Funds Sold, Interest-Bearing
      Deposits and Other Investment       6,621,352     337,161     5.09%       4,252,140     230,466     5.42%
                                        -----------  ----------  --------     -----------  ----------  --------
        Total Interest-Earning Assets    83,082,313  $9,229,997    11.11%      71,326,793   $8,005,330   11.22%
Non-Earning Assets                       12,546,118                            12,157,876
                                        -----------                           -----------
         Total Average Assets           $95,628,431                           $83,484,669
                                        ===========                           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
   Interest-Bearing Deposits:
      NOW Accounts                       $5,832,606    $134,291     2.30%      $4,929,867    $117,567     2.38%
      Money Market Accounts               7,454,788     285,087     3.82%       7,094,029     259,508     3.66%
      Savings                             2,614,927      65,423     2.50%       2,283,814      57,110     2.50%
      Time, $100,000 and Over            15,774,440     944,889     5.99%      12,975,607     782,429     6.03%
      Other Time                         43,020,084   2,598,227     6.04%      38,445,348   2,348,358     6.11%
                                        -----------  ----------  --------     -----------  ----------  --------
   Total Interest-Bearing Deposits       74,696,845  $4,027,917     5.39%      65,728,665  $3,564,972     5.42%
Note Payable and Other Borrowings           401,072      28,288     7.05%         314,574      17,770     5.65%
                                        -----------  ----------  --------     -----------  ----------  --------
Total Interest-Bearing Liabilities       75,097,917  $4,056,205    5.40%       66,043,239  $3,582,742     5.42%
Non Interest-Bearing Demand Deposits     12,563,963                             9,622,379
Other Liabilities                           491,120                               798,147
                                        -----------                           -----------
          Total Liabilities              88,153,000                            76,463,765
Stockholders' Equity                      7,475,431                             7,020,904
                                        -----------                           -----------
Total Average Liabilities and
   Stockholders' Equity                 $95,628,431                           $83,484,669
                                        ===========                           ===========

Net Earning Assets                       $7,984,396                            $5,283,554
Net Yield on Interest Earning Assets           6.23%                                 6.20%
Net Interest Rate Spread                       5.71%                                 5.80%
Net Interest Margin                      $5,173,792                            $4,422,588

(1) When computing yields on interest-earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $349,182 and $425,038 are included in interest income for the periods ending December 31, 1998 and 1997, respectively. (2) All investment securities are taxable.

Allowance for Loan Losses
-------------------------

The loan loss provision for the year ended December 31, 1998 was $503,671 compared to $623,738 for the year ended December 31, 1997. Charge-offs during 1998 amounted to $89,702, and recoveries amounted to $12,006. Charge-offs during 1997 amounted to $556,332 and recoveries amounted to $165,053. Two consumer loan relationships and one commercial loan relationship account for approximately 55% of chargeoffs during 1998. The allowance for loan losses at December 31, 1998 was $1,516,705, or 1.75% of total loans, compared to $1,090,730, or 1.50% of total loans, at the end of 1997. Management increased the allowance for loan losses during 1998 to cover growth in the loan portfolio and management's evaluation of the level of risk in the portfolio.

After considering current appraisals, comparable sales values, discounted cash flows and other evidence of current value, management believes that the allowance for loan losses is sufficient to cover losses inherent in the loan portfolio. While management uses available information to project losses on loans, future additions to the allowance may be necessary if economic conditions change. For example, the Bank's loan portfolio depends in part on real estate collateral values for repayment. If real estate values decrease, management may need to adjust the allowance for loan losses. In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to increase its allowance based on information available at the time of their examination.

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 1998 and 1997.

                                                    1998           1997
                                                    ----           ----

Balance at the Beginning of Year                 $1,090,730      $858,271
Charge-offs:
     Real Estate Construction                             0             0
     Real Estate Mortgage                                 0             0
     SBA - Unguaranteed                              11,833       150,581
     Commercial                                       5,800       198,791
     Consumer                                        72,069       206,960
                                                     ------       -------
Total Charge-offs                                    89,702       556,332
Recoveries:
     Real Estate Construction                             0             0
     Real Estate Mortgage                                 0             0
     SBA - Unguaranteed                               5,768        12,398
     Commercial                                           0        67,983
     Consumer                                         6,238        84,672
                                                      -----        ------
Total Recoveries                                     12,006       165,053
     Net Chargeoffs                                  77,696       391,279
Provision for Loan Losses                           503,671       623,738
                                                    -------       -------
Balance at the End of Year                       $1,516,705    $1,090,730
                                                 ==========    ==========
Percentage of Allowance for Loan Loss to Loans
     Outstanding as of Year End                        1.75%         1.50%
                                                       ====          ====
Ratio of Net Charge-offs to Average Net
     Loans Outstanding During the Year                 0.10%         0.60%
                                                       ====          ====

The Bank sets aside specific reserves as a precautionary measure on a particular loan that may deteriorate or on a group of loans that have a significant risk level or have suffered notable levels of loss in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 1998, management determined that eight loans required specific reserves totaling $465,637. At December 31, 1997, no loans were considered impaired, therefore, no specific reserves were required. For allocation purposes, the Y2K risk factor identified by management is considered unallocated. The remaining allowance is attributed to the loan categories based on the relative percentage of the particular category to total loans and not according to risk.

The following table presents the allocation of the allowance for loan losses as of December 31, 1998 and 1997.

                                                    1998                           1997
                                                    ----                           ----
                                                           % of                           % of
                                                           Loss                           Loss
                                            Amount       Allocated         Amount       Allocated
                                            ------       ---------         ------       ---------
Real Estate Construction                   $320,753        21.14%         $264,502        24.25%
Real Estate Mortgage                        526,730        34.73%          324,711        29.77%
SBA - Unguaranteed                          373,205        24.61%          251,631        23.07%
Commercial                                  136,139         8.98%          164,809        15.11%
Consumer                                    116,544         7.68%           85,077         7.80%
Unallocated                                  43,334         2.86%                0         0.00%
                                             ------         ----                 -         ----
     Total Allowance for Loan Losses     $1,516,705       100.00%       $1,090,730       100.00%
                                         ==========       ======        ==========       ======



The Bank had one property held as "other real estate owned," with a total value of $27,652 as of December 31, 1998. No material loss is anticipated on the sale of the property. As of December 31, 1997, the Bank had repossessed two vehicles with a fair value totaling $14,798. No material loss is anticipated on the sale of these vehicles.

At December 31, 1998, the Bank had eleven borrowers on nonaccrual status in the total amount of $1,314,170 or 1.54% of net loans, compared to $1,460,262 or 2.04% of net loans at December 31, 1997. One borrower accounts for $578,318 or 44% of total nonaccrual loans, while another borrower had one SBA loan totaling $514,664 or 39% of total nonaccrual loans at December 31, 1998. The remaining loans average approximately $22,000 each. Specific reserves totaling $465,637 have been allocated on certain nonaccrual loans considered impaired. One loan, totaling $35,466 was past due greater than ninety days and still accruing due to anticipated collectability of the loan. Two loans, totaling $356,666 were past due greater than 90 days and were still accruing as of December 31, 1997.

Noninterest Income
------------------

Noninterest income was $1,875,496 for the year ended December 31, 1998, compared to $1,324,818 for the year ended December 31, 1997. Noninterest income for 1998 consisted primarily of gains on sales of SBA loans of $996,250 and service charges on deposit accounts of $449,161. Noninterest income for 1997 consisted primarily of gains on sales of SBA loans of $825,569 and service charges on deposit accounts of $381,427.

Gains on the sales of loans are a recurring source of income for the Bank. They depend on the Bank's ability to originate SBA guaranteed loans and/or the market price for such loans. During 1998, SBA sales totaled $12.0 million compared to sales of $9.6 million in 1997, representing a 25% increase. Gains on sales of loans increased to $996,250 in 1998 from $825,569 in 1997, representing a 20.67% increase.

Service charge income for the year ended December 31, 1998 was $449,161, a 17.76% increase over $381,427 for the year ended December 31, 1997. The increase is primarily attributable to the increase in transaction accounts that are assessed service charges. Management believes that service charge income will continue to increase in 1999 as a result of the Bank's marketing of demand deposit and savings accounts, as well as its fee increases.

Net gains on sales of other real estate were $218,093 in 1998 compared to net losses on sales of other real estate in 1997 of $106,531. The gain on the sale of one property accounted for 91% of total gains in 1998.


Noninterest Expense
-------------------

Noninterest expense for the year ended December 31, 1998 was $5,236,791, a 7.83% increase over $4,856,737 for the year ended December 31, 1997. Noninterest expense is primarily composed of salaries and other personnel expenses, occupancy and miscellaneous operating expenses.

Salary expense and employee benefits was $2,831,528 for the year ended December 31, 1998, a 34.43% increase over $2,106,356 for the year ended December 31, 1997. At December 31, 1998, the Bank employed 62 full-time employees and 8 part-time employees, compared to 49 full-time employees and 7 part-time employees at December 31, 1997. The increase in the number of personnel, primarily due to the addition of a third branch and routine performance-based raises, accounted for the increase. Personnel expense is anticipated to increase commensurate with asset growth.

Occupancy and equipment expense was $699,453 for the year ended December 31, 1998, a 37.03% increase over $510,441 for the year ended December 31, 1997. The increase is primarily due to the addition of a new branch in June 1998.

Other operating expense was $1,705,810 for the year ended December 31, 1998, a 7.59% increase over $1,585,545 for the year ended December 31, 1997. The primary reason for the increase was increased data processing costs due to growth and increased advertising costs. Additionally, the Bank continued to invest in improved technology and consultants to aid with its implementation. Other operating expense as it relates to variable expense is expected to increase in future periods commensurate with applicable transaction volume.

During 1997, the Bank recorded a nonrecurring loss of $654,395 as a result of a fraudulent "check-kiting" scheme. The customer involved gained access to funds deposited in the Bank before the Bank had collected them from the institution on which they were drawn. Management is trying diligently to recover this loss, but is uncertain whether its efforts will succeed.

For the years ended December 31, 1998 and 1997, the Company's effective tax rate was 33% and 17%, respectively. The increase in the effective tax rate during 1998 was primarily attributable to the increase in pre-tax income.

                               Financial Condition
                               -------------------


Assets
------

Total assets as of December 31, 1998 were $110,229,513, compared to $87,618,335 as of December 31, 1997. This represents an increase in total assets of 25.8% for 1998. Total average assets for the year ended December 31, 1998 were $95,628,431, an increase of 14.54% from $83,484,669 at December 31, 1997.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 11% of total assets at December 31, 1998 and 7% of total assets at December 31, 1997. Non-earning assets accounted for 12% of total assets as of December 31, 1998, compared to 11% as of the end of 1997. Management invested funds predominantly into loans during 1998 and 1997.

Loans
-----

The Bank's net loan portfolio for the year ended December 31, 1998 was $85,171,903, an 18.92% increase over $71,620,734 for the year ended December 31, 1997. Outstanding loans for the year ended December 31, 1998 averaged $75,176,275, a 14.36% increase over $65,733,060 for the year ended December 31, 1997. Loan growth is attributable to continued loan demand over the last few years, as well as the Bank's aggressively working toward changing the mix of earning assets. The loan portfolio had an average yield of 11.72% during 1998 and 11.70% during 1997. The majority of the Bank's loans reprice immediately, monthly, or quarterly with changes in the prime rate.

The following table presents the loan portfolio categorized by type and the corresponding percentage of total loans as of December 31, 1998 and 1997.

                                          1998                          1997
                                          ----                           ----
                                              % Loans                        % Loans
                                             to Total                       to Total
                                   Amount      Loans              Amount      Loans
                                   ------      -----              ------      -----
Real Estate Construction      $18,868,908      21.77%        $17,635,088      24.25%
Real Estate Mortgage           30,995,083      35.75%         21,649,051      29.77%
SBA - Unguaranteed             21,955,805      25.33%         16,774,339      23.07%
Commercial                      8,011,468       9.24%         10,983,107      15.11%
Consumer                        6,857,344       7.91%          5,669,879       7.80%
                                ---------       ----           ---------       ----
     Total Loans              $86,688,608     100.00%        $72,711,464     100.00%
                              ===========     ======         ===========     ======

Deposits
--------

Total deposits as of December 31, 1998 were $101,397,797, a 29.20% increase over $78,483,832 as of December 31, 1997. Average outstanding interest-bearing deposits were $74,696,845 for 1998, a 13.64% increase from $65,728,665 for 1997.
Interest-bearing deposits cost the Bank an average of 5.39% during 1998, compared to 5.42% for 1997. Certain high-yielding certificates of deposit repriced during the year at lower rates, resulting in a decrease in cost of funds. Average noninterest-bearing demand deposits were $12,563,963 in 1998, a 30.57% increase from $9,622,379 for 1997.

Total time deposits represented 67% of total deposits at December 31, 1998, compared to 66% at the end of 1997. Time deposits averaged 67% of total average deposits for 1998, compared to 68% during 1997. The average cost of time deposits decreased to 6.03% during 1998 from 6.09% during 1997, while the cost of other funds increased to 3.05% during 1998 as from 3.03% during 1997.

During 1998 and 1997, the Bank used available overnight credit lines in the form of Federal Home Loan Bank advances and federal funds purchased. During 1998, the Company obtained a $1 million line of credit from another financial institution. Company borrowings averaged $401,072 during 1998 compared to $314,574 during 1997. The average cost of the Company's borrowed funds was 7.05% for 1998 and 5.65% for 1997. Management plans to use the credit lines in the future as a funds management tool.

Liquidity
---------

Liquidity management involves matching the cash flow needs of customers, either depositors wanting to withdraw funds or borrowers needing sufficient funds to meet their credit needs, and the Bank's ability to meet those needs. The Bank matched the cash flow needs of its customers primarily by managing short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans.

During 1998, federal funds sold, interest-bearing deposits and other investments averaged $6,621,352 compared to average overnight investments of $4,252,140 in 1997.

Another source of liquidity is the repayment of maturing loans. The Bank has relationships with several correspondent banks that can provide funds on short notice. Management monitors closely and maintains appropriate levels of interest-bearing assets and liabilities so that the Bank has adequate funds to meet customer withdrawals and loan requests and so that net interest margins are maximized. The Company believes that its liquidity will remain adequate to meet its expected business needs.

Interest Rate Sensitivity
-------------------------

The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on the Bank's net interest margin while maintaining net interest income at acceptable levels. The major factors used to manage interest rate risk include the mix of fixed and floating interest rates, and pricing and maturity patterns for all asset and liability accounts. Repricing periods are determined at the next period that the interest rate on an asset or liability can change. Fixed rate instruments, such as certificates of deposit and fixed rate loans, are categorized by maturity dates. Variable rate instruments are placed in the period of their next possible adjustment date. At December 31, 1998, the interest rate sensitivity analysis was as follows:

                                                                      Repricing Within
                                       --------------------------------------------------------------------------------
                                         0-90 Days   91-180 Days  180-365 Days  >1 Yr. - 5 Yrs.  > 5 Yrs.        Total
                                         ---------   -----------  ------------  ---------------  --------        -----
                                                                            (In Thousands)
Investment Securities                           $0            $0           $0             $516        $26         $542
Federal Funds Sold, Interest-Bearing
     Deposits and other Investments         10,770             0            0                0          0       10,770
Loans                                       58,528         1,770        1,014            7,598     16,262       85,172
                                            ------         -----        -----            -----     ------       ------

Total Earning Assets                       $69,298        $1,770       $1,014           $8,114    $16,288      $96,484
                                           =======        ======       ======           ======    =======      =======


Interest Bearing Demand Deposits           $15,072            $0           $0               $0         $0      $15,072
Savings Deposits                             3,091             0            0                0          0        3,091
Certificates of Deposit                     14,293        13,090       18,413           22,516          0       68,312
Note Payable and Other Borrowings              519             0            0                0          0          519
                                               ---             -            -                -          -          ---

Total Interest Bearing Liabilities         $32,975       $13,090      $18,413          $22,516         $0      $86,994
                                           =======       =======      =======          =======         ==      =======


Interest Sensitivity GAP                   $36,323      ($11,320)    ($17,399)        ($14,402)   $16,288        9,490

Cumulative GAP                             $36,323        25,003        7,604          ($6,798)     9,490

% of Earning Assets to
     Interest Bearing Liabilities          210.15%        13.52%        5.51%            36.04%       N/A

Cumulative % of Earning
     Assets to Interest
     Bearing Liabilities                   210.15%       154.28%      111.79%            92.19%    110.91%

% of Cumulative GAP to Total
     Earning Assets                         37.65%        25.91%        7.88%            -7.05%      9.84%


Based on this gap analysis and assuming no change in the mix of earning assets or interest bearing liabilities, rising interest rates generally would increase the Bank's net interest margin. Falling interest rates generally would decrease the Bank's net interest margin. However, interest rate floors on approximately half of the Bank's loan portfolio would minimize the effect of lower rates on the Bank's margin. The present gap position is within the range acceptable to management. Management monitors on a monthly basis the effect of potential interest rate changes and prepayments on its entire portfolio.

Capital Resources
-----------------

Capital, as measured by total stockholders' equity to total assets, was 6.73% at December 31, 1998, compared to 8.06% at December 31, 1997. The Company's common stock had a book value per share of $13.40 at December 31, 1998 compared to $12.13 at December 31, 1997. In January 1997, 30,500 shares of stock were issued as a result of the exercise of certain directors' warrants, resulting in a capital infusion of $280,000. During 1998, the Company purchased 28,500 of its common shares at $18.20 per share, totaling $518,716. All of the repurchased shares were held in treasury at December 31, 1998 for issuance under employee and director benefit plans.

There are two federal measures of capital adequacy for national banks and their bank holding companies: risk-based capital guidelines and the leverage ratio. The risk-based capital guidelines developed by regulatory authorities assign weighted levels of risk to asset categories to measure capital adequacy. These guidelines established a minimum requirement of 8.00% of total capital to risk-adjusted assets. One-half of 8.00%, or 4.00%, must consist of qualifying capital that includes common stockholders equity and qualifying perpetual preferred stock (subject to certain limitations). In addition, banks and bank holding companies must meet a minimum leverage ratio of 4% of Tier 1 capital to total assets. Tier 1 capital generally consists of qualifying capital, less intangible assets, and the minimum Tier 1 capital only applies to banks that have received the highest supervisory rating from their regulators. Institutions that have not received the highest rating, as well as institutions with supervisory, financial or operational weaknesses, and institutions anticipating significant growth, are expected to operate well above minimum capital standards. For example, most such banks generally operate at capital levels ranging from 1% to 2% above the stated minimums.

The following table sets forth information with respect to the risk-based and leverage ratios for the Company and Bank at December 31, 1998, compared to the minimum ratios required by regulation.


                                                                                               TO BE WELL
                                                                                           CAPITALIZED UNDER
                                                                FOR CAPITAL                PROMPT CORRECTIVE
                                       ACTUAL                ADEQUACY PURPOSES             ACTION PROVISIONS
                                       ------                -----------------             -----------------
                                 AMOUNT       RATIO          AMOUNT       RATIO          AMOUNT         RATIO
                                 ------       -----          ------       -----          ------         -----
                                     (in thousands)            (in thousands)                (in thousands)
As of December 31, 1998:
  Total Capital (to Risk-Weighted Assets)
           Consolidated             $8,413      9.53%         7,059       8.00%           N/A            N/A
           Bank                     $8,940     10.13%         7,059       8.00%            8,823         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated             $7,305      8.28%         3,529       4.00%              N/A            N/A
           Bank                     $7,832      8.88%         3,529       4.00%            5,294          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated             $7,305      6.95%         4,202       4.00%              N/A            N/A
           Bank                     $7,832      7.45%         4,202       4.00%            5,253          5.00%
As of December 31, 1997:
  Total Capital (to Risk-Weighted Assets)
           Consolidated             $7,499     10.22%         5,868       8.00%              N/A            N/A
           Bank                     $7,511     10.24%         5,868       8.00%            7,335         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated             $6,572      8.96%         2,934       4.00%              N/A            N/A
           Bank                     $6,584      8.98%         2,934       4.00%            4,401          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated             $6,572      7.51%         3,498       4.00%              N/A            N/A
           Bank                     $6,584      7.53%         3,498       4.00%            4,372          5.00%



Year 2000
---------

The Company recognizes the operational risk from technology as the Year 2000 ("Y2k") approaches. The Company has established an internal committee to identify and address how the century change may affect its operations. A Y2k Plan has been approved by the Board of Directors detailing the steps the committee plans to take to comply with regulatory directives. The Company has developed a tracking report which identifies and monitors the areas that the century change is expected to impact, including the Company's data processor, its computer hardware and software, its telephone system, etc. The tracking report also documents whether the area is "mission-critical", the individual responsible for confirming compliance, and testing dates. The Y2k Plan also addresses the potential risk to the Company from the impact of Y2k on Company customers.

The Company has identified the two most mission-critical information technology areas to be (1) the core processing system for loans, deposits, and general ledger, and (2) the wide area computer network. The existing core processing system was successfully tested by proxy in May 1998 and October 1998 and directly by the Company in August 1998. The wide area network has been tested successfully on two occasions, in July 1998 and August 1998, by the Company in a simulated Y2k environment. Additionally, independent testing by consultants has been performed.

The Company has identified the most significant non-information technology areas to be liquidity, customer impact including potential loan losses, and loss of power, telephone, and water. While the Company currently has a liquidity contingency plan, management will amend this plan in the future to address Y2k issues specifically. The Company has established a methodology for defining Y2k risk in the loan portfolio, including assessing the specific risk of each commercial customer with total debt in excess of $100,000. Currently, the allowance for loan losses includes a factor of approximately $43,000. This factor will be adjusted as necessary as information on the risk assessment of specific loans is completed. Y2k risk from deposit customers has been determined to be minimal and will be considered in the liquidity contingency plan. The Company has received written documentation from its local power, telephone and water companies assuring successful transition to the Year 2000.

The Company has identified third-parties with which it has a significant relationship to include its core processor and its correspondent bank. The core processing system has been successfully tested by proxy and directly by the Company. The Company's correspondent bank reports that its organization expects to achieve full Year 2000 compliance by July 1999.

The Company incurred approximately $50,000 in 1998 and has budgeted $50,000 in 1999 for Y2k issues. Based on information currently available, management does not believe that the Company will incur significant additional costs in connection with the Y2k issue. Nevertheless, there can be no assurance that all hardware and software that the Company uses will be Y2k compliant, and the Company cannot predict with any certainty the costs the Company will incur to respond to any Y2k issues. Further, the business of the Company's customers and vendors may be negatively affected by the Y2k issue, and any financial difficulties incurred by the Company's customers and vendors in solving Y2k issues could negatively affect their ability to perform their agreements with the Company. Therefore, even if the Company does not incur additional significant direct costs in connection with responding to the Y2k issue, there can be no assurance that the failure or delay of the Company's customers, vendors, or other third parties in addressing the Y2k issue or the costs involved in such process will not have a material adverse effect on the Company's business, financial condition and results of operations.

As a result of the successful completion of the majority of Y2k testing, the Company believes the risk from areas under its control to be minimal. While the worst case scenario could include a loss of power and/or loss of communications with its core processor, the Company is reasonably assured that this will not occur. The Company's contingency plan, to be completed and adopted shortly, will address these potential issues.

The Company has decided to change core processors in order to improve efficiencies from new technology. The decision to change is not associated with Y2k issues. After extensive investigation, the Company has chosen a new third-party vendor and anticipates that the conversion will occur during the second quarter of 1999. The new vendor has represented to the Company that it complies with Y2k regulatory requirements. The Company will perform required Y2k testing on the new system during the conversion period and immediately thereafter and anticipates continued compliance.

                      MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 1998, there were approximately 650 shareholders of record and 553,804 shares of the Company's common stock outstanding. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading occurred since January 1, 1997.

                              Sales Price                                     Sales Price
                              -----------                                     -----------
Calendar Period             High         Low        Calendar Period          High         Low
---------------             ----         ---        ---------------          ----         ---
1998                                                1997
----                                                ----
First Quarter              $19.00      $17.00       First Quarter           $16.50      $13.50
Second Quarter             $18.50      $17.25       Second Quarter          $16.50      $15.00
Third Quarter              $18.50      $16.75       Third Quarter           $18.25      $16.50
Fourth Quarter             $18.75      $17.00       Fourth Quarter          $18.00      $17.00


Management believes that the above prices reflect sales were between individuals or entities that had various reasons and degrees of motivation for their purchases and sales. Further, there may have been sales between private individuals who have not presented their shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that the Bank can pay the Company. At December 31, 1998, the Bank could pay approximately $1,110,000 to the Company in dividends without obtaining prior approval. The Company does not anticipate paying cash dividends in the immediate future. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                     /s/Porter Keadle Moore, LLP



Atlanta, Georgia
January 22, 1999

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                     ------



                                                                                        1998              1997
                                                                                        ----              ----


  Cash and due from banks, including reserve requirements
    of $429,000 and $327,000                                                       $    4,549,595          811,253
  Interest-bearing deposits with banks                                                 10,770,141        5,021,671
                                                                                       ----------        ---------

       Cash and cash equivalents                                                       15,319,736        5,832,924

  Securities available for sale                                                           542,345          602,403
  Other investments                                                                       697,800          697,800
  Loans, net                                                                           85,171,903       71,620,734
  Premises and equipment, net                                                           3,789,718        3,380,329
  Accrued interest receivable and other assets                                          4,708,011        5,484,145
                                                                                        ---------        ---------

                                                                                   $  110,229,513       87,618,335
                                                                                   ==============       ==========

                      Liabilities and Stockholders' Equity

  Deposits:
    Demand                                                                         $   14,922,682       11,622,913
    Interest-bearing demand                                                            15,071,709       13,114,251
    Savings                                                                             3,091,456        2,249,558
    Time                                                                               55,814,726       43,439,801
    Time, in excess of $100,000                                                        12,497,224        8,057,309
                       --------                                                        ----------        ---------

       Total deposits                                                                 101,397,797       78,483,832

  Note payable and other borrowings                                                       518,712        1,000,000
  Accrued interest payable and other liabilities                                          894,656        1,070,604
                                                                                          -------        ---------

       Total liabilities                                                              102,811,165       80,554,436
                                                                                      ===========       ==========

  Commitments

  Stockholders' equity:
    Common stock, par value $1, authorized 10,000,000 shares, issued
     591,544 shares, outstanding 553,804 and 582,304 shares                               591,544          591,544
    Additional paid-in capital                                                          5,273,257        5,273,257
    Retained earnings                                                                   2,154,030        1,281,422
    Accumulated other comprehensive income, net of tax                                      2,233            1,676
                                                                                            -----            -----

                                                                                        8,021,064        7,147,899
    Less treasury stock at cost, 37,740 and 9,240 shares                                 (602,716)         (84,000)
                                                                                         --------          -------

       Total stockholders' equity                                                       7,418,348        7,063,899
                                                                                        ---------        ---------

                                                                                   $  110,229,513       87,618,335
                                                                                   ==============       ==========




See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                       Consolidated Statements of Earnings

              For the Years Ended December 31, 1998, 1997 and 1996


                                                                             1998           1997          1996
                                                                             ----           ----          ----

  Interest income:
  Interest and fees on loans                                           $   8,809,126     7,691,664     6,473,525
  Interest on federal funds sold                                                   -         3,371        26,941
  Interest on deposits with other banks                                      337,161       227,095       633,184
  Interest and dividends on investments:
  U.S. Government agencies and mortgage-backed                                38,566        43,540        84,357
  Other                                                                       45,144        39,660        36,497
                                                                              ------        ------        ------

  Total interest income                                                    9,229,997     8,005,330     7,254,504
                                                                           ---------     ---------     ---------

  Interest expense:
  Interest on deposits:
  Demand                                                                     419,378       377,075       310,870
  Savings                                                                     65,423        57,110        65,073
  Time                                                                     3,543,116     3,130,787     3,367,818
                                                                           ---------     ---------     ---------

                                                                           4,027,917     3,564,972     3,743,761
  Interest on note payable and other borrowings                               28,288        17,770             -
                                                                              ------        ------     ---------

  Total interest expense                                                   4,056,205     3,582,742     3,743,761
                                                                           ---------     ---------     ---------

  Net interest income                                                      5,173,792     4,422,588     3,510,743

  Provision for loan losses                                                  503,671       623,738       373,510
                                                                             -------       -------       -------

  Net interest income after provision for loan losses                      4,670,121     3,798,850     3,137,233
                                                                           ---------     ---------     ---------

  Noninterest  income:
  Service charges on deposit accounts                                        449,161       381,427       276,305
  Gains on sales of loans, net                                               996,250       825,569       791,793
  Gain (loss) on sales of other real estate and repossessions                218,093      (106,531)            -
  Miscellaneous                                                              211,992       224,353       218,354
                                                                             -------       -------       -------

  Total noninterest income                                                 1,875,496     1,324,818     1,286,452

  Noninterest expenses:
  Salaries and employee benefits                                           2,831,528     2,106,356     1,950,415
  Occupancy                                                                  699,453       510,441       537,810
  Other operating                                                          1,705,810     1,585,545     1,351,491
  Nonrecurring loss on deposit account                                             -       654,395             -
                                                                           ---------     ---------     ---------

  Total noninterest expenses                                               5,236,791     4,856,737     3,839,716
                                                                           ---------     ---------     ---------

  Earnings before income taxes                                             1,308,826       266,931       583,969
  Income tax expense                                                         436,218        46,047       165,749
                                                                             -------        ------       -------

  Net earnings                                                          $    872,608       220,884       418,220
                                                                        ============       =======       =======
  Basic earnings per share                                              $       1.53          0.38          0.76
                                                                        ============          ====          ====
  Diluted earnings per share                                            $       1.31          0.33          0.68
                                                                        ============          ====          ====


See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

              For the Years Ended December 31, 1998, 1997 and 1996


                                                                                1998         1997           1996
                                                                                ----         ----           ----

  Net earnings                                                            $    872,608      220,884         418,220
  Other comprehensive income, net of tax:
     Unrealized gain (loss) arising during the period, net of
       tax of $287, $1,477 and $1,235, respectively                                557       (2,868)         (2,397)
                                                                                   ---       ------          ------

  Comprehensive income                                                    $    873,165      218,016         415,823
                                                                          ============      =======         =======













































See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 1998, 1997 and 1996


                                                                             Accumulated
                                                                                Other
                                               Additional                    Comprehensive
                                     Common     Paid-In         Retained       Income,       Treasury
                                      Stock     Capital         Earnings      Net of Tax       Stock      Total
                                      -----     -------         --------      ----------       -----      -----

  Balance, December 31, 1995       $ 561,044     5,026,457       642,318        6,941          (84,000)  6,152,760

  Change in accumulated
     other comprehensive
     income, net of tax                    -             -             -       (2,397)               -      (2,397)

  Net earnings                             -             -       418,220            -                -     418,220
                                   ---------     ---------       -------       -------         --------    -------

  Balance, December 31, 1996         561,044     5,026,457     1,060,538        4,544          (84,000)  6,568,583

  Exercise of stock warrants          30,500       246,800             -            -                -     277,300

  Change in accumulated
     other comprehensive
     income, net of tax                    -             -             -       (2,868)               -      (2,868)

  Net earnings                             -             -       220,884            -                -     220,884
                                   ---------     ---------       -------      -------         --------     -------

  Balance, December 31, 1997         591,544     5,273,257     1,281,422        1,676          (84,000)  7,063,899

  Purchase of treasury stock               -             -             -            -         (518,716)   (518,716)

  Change in accumulated
     other comprehensive
     income, net of tax                    -             -             -          557                -         557

  Net earnings                             -             -       872,608            -                -     872,608
                                   ---------     ---------     ---------        -----          -------     -------

  Balance, December 31, 1998       $ 591,544     5,273,257     2,154,030        2,233         (602,716)  7,418,348
                                   =========     =========     =========        =====         ========   =========





See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1998, 1997 and 1996


                                                                              1998             1997             1996
                                                                              ----             ----             ----

Cash flows from operating activities:
    Net earnings                                                        $     872,608         220,884          418,220
    Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation, amortization and accretion                                  436,339         349,424          244,401
    Provision for loan losses                                                 503,671         623,738          373,510
    Gain on sales of loans, net                                              (996,250)       (825,569)        (791,793)
    Deferred income tax benefit                                              (110,031)        (57,924)        (120,718)
    (Gain) loss on sales of other real estate and repossessions              (218,093)        106,531                -
       Change in:
         Interest receivable                                                  (92,175)        (25,964)         (17,526)
         Other assets                                                         (79,413)       (602,324)         676,083
         Interest payable                                                        (444)         10,977             (590)
         Other liabilities                                                   (175,504)        404,147           64,562
                                                                             --------         -------           ------

                   Net cash provided by operating activities                  140,708         203,920          846,149
                                                                              -------         -------          -------

    Cash flows from investing activities:
      Proceeds from maturities and calls of securities available for sale      61,017         185,236        5,694,188
      Purchases of securities available for sale                                    -               -       (5,450,344)
      Purchases of other investments                                                -         (47,000)         (58,500)
      Proceeds from sales of loans                                         11,964,064       9,569,405        6,116,575
      Net increase in loans                                               (25,538,943)    (20,448,840)     (12,798,429)
      Purchases of premises and equipment                                    (690,639)     (1,539,420)        (150,024)
      Proceeds from sales of other real estate and repossessions            1,672,411         194,066           79,277
      Improvements to other real estate and repossessions                     (35,767)        (32,331)         (75,695)
                                                                              -------         -------          -------

                   Net cash used in investing activities                  (12,567,857)    (12,118,884)      (6,642,952)
                                                                          -----------     -----------       ----------

    Cash flows from financing activities:
      Net change in demand and savings deposits                             6,099,125       5,900,919       (3,159,237)
      Net change in time deposits                                          16,814,840       4,185,795       (4,564,646)
      Proceeds from (payment of) FHLB advances                             (1,000,000)      1,000,000                -
      Proceeds from exercise of stock warrants                                      -         277,300                -
      Net proceeds from note payable                                          518,712               -                -
      Purchase of treasury stock                                             (518,716)              -                -
                                                                             --------       ---------        ---------

                   Net cash provided (used) by financing activities        21,913,961      11,364,014       (7,723,883)
                                                                           ----------      ----------       ----------

    Net change in cash and cash equivalents                                 9,486,812        (550,950)     (13,520,686)
    Cash and cash equivalents at beginning of year                          5,832,924       6,383,874       19,904,560
                                                                            ---------       ---------       ----------

    Cash and cash equivalents at end of year                             $ 15,319,736       5,832,924        6,383,874
                                                                         ============       =========        =========

    Supplemental disclosure of cash flow information:
      Cash paid during the year for:
        Interest                                                        $   4,056,649       3,571,765        3,744,351
        Income taxes, net of refunds received                           $     223,740         355,000          275,000
      Noncash investing activities:
        Change in accumulated other comprehensive income, net of tax    $         557          (2,868)          (2,397)
        Transfer of loans to other real estate and repossessions        $     789,132       1,018,383        1,092,545
        Financed sales of other real estate and repossessions           $     110,141         544,137        1,512,764

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

      The Bank is a commercial bank that serves Woodstock, Georgia, a community located approximately 20 miles north of metropolitan Atlanta and surrounding Cherokee and Cobb counties. The Bank is chartered and regulated by the Office of the Comptroller of the Currency, is insured and subject to regulation by the Federal Deposit Insurance Corporation and is a member of the Federal Reserve System.

      Basis of Presentation and Reclassification
      ------------------------------------------
      The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1996 and 1997 amounts have been reclassified to conform to the 1998 presentation.

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

      Securities Available for Sale
      -----------------------------
      The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. At December 31, 1998 and 1997, all investment securities were classified as available for sale.

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

      Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA") the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan, as well as the servicing assets and interest-only strip receivable, based upon their respective fair market values at the date of sale. Gains on sales of loans, calculated by taking the net proceeds from the sale less the allocated sold portion of the loan, are presented in the statement of earnings net of brokerage expenses.

      Servicing assets and interest-only strips receivable recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing are carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans, less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 1998. There were no SBA loans held for sale at December 31, 1998 and 1997.

      Allowance for Loan Losses
      -------------------------
      The Bank's provision for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is intended to create an allowance adequate to absorb losses on loans outstanding as of the end of each reporting period. For significant loans, management's review consists of evaluations of the financial strength of the borrowers and the related collateral. The review of groups of loans, which are individually insignificant, is based upon delinquency status of the group, lending policies and collection experience. The Bank supplements its internal review process through the use of an independent external loan review performed on an annual basis.

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

      Net Earnings Per Share
      ----------------------
      Basic earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 is as follows:

                      For the Year Ended December 31, 1998
                      ------------------------------------

                                               Net         Common      Per Share
                                            Earnings       Shares        Amount
                                            --------       ------        ------
      Basic earnings per share         $     872,608       572,103      $ 1.53
                                       =============       =======      ======
      Effect of dilutive securities:
       Stock options                               -        13,059
       Warrants                                    -        81,707
                                             -------        ------

      Diluted earnings per share       $     872,608       666,869      $ 1.31
                                       =============       =======      ======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      Net Earnings Per Share, continued
      ---------------------------------
                      For the Year Ended December 31, 1997
                      ------------------------------------
                                          Net          Common         Per Share
                                       Earnings        Shares           Amount
                                       --------        ------           ------
      Basic earnings per share       $  220,884        580,390          $ 0.38
                                                                        ======
      Effect of dilutive securities:
          Stock options                       -         10,401
          Warrants                            -         72,357
                                      ---------         ------
      Diluted earnings per share      $ 220,884        663,148          $ 0.33
                                      =========        =======          ======


                      For the Year Ended December 31, 1996
                      ------------------------------------
                                          Net          Common         Per Share
                                        Earnings       Shares           Amount
                                        --------       ------           ------
      Basic earnings per share        $ 418,220        551,804          $ 0.76
                                                                        ======
      Effect of dilutive securities:
          Stock options                       -          7,378
          Warrants                            -         59,056
                                      ---------         ------

      Diluted earnings per share      $ 418,220        618,238          $ 0.68
                                      =========        =======          ======

     Comprehensive Income
     --------------------
     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. Accumulated other comprehensive income is solely related to the net of tax effect of unrealized gains and losses on securities available for sale.

     Recent Accounting Pronouncements
     --------------------------------
     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging and for derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Changes in fair value for instruments used as fair value hedges are recorded in earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in fair value for cash flow hedges are recorded in comprehensive income rather than earnings. Changes in fair value for derivative instruments that are not intended as a hedge are recorded in the earnings of the period of the change. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(2)   SECURITIES AVAILABLE FOR SALE

      The amortized cost and estimated fair value of securities available for sale at December 31, 1998 and 1997 are presented below:

                                            Gross        Gross        Estimated
                             Amortized    Unrealized   Unrealized       Fair
                               Cost         Gains        Losses         Value
                               ----         -----        ------         -----
         1998
         ----
U.S. Government agencies     $ 500,000       1,608           -        501,608
Mortgage-backed securities      38,744       1,993           -         40,737
                                ------       -----        -----        ------
                             $ 538,744       3,601           -        542,345
                             =========       =====        =====       =======

         1997
         ----
U.S. Government agencies     $ 500,000           -         469        499,531
Mortgage-backed securities      99,700       3,172           -        102,872
                                ------       -----         ---        -------
                             $ 599,700       3,172         469        602,403
                             =========       =====         ===        =======


     The amortized cost and estimated fair value of securities available for sale at December 31, 1998, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


                                         Amortized      Estimated
                                           Cost         Fair Value
                                           ----         ----------

          One to five years             $ 500,000          501,608
          Mortgage-backed securities       38,744           40,737
                                           ------           ------
                                        $ 538,744          542,345
                                        =========          =======

      There were no sales of securities during 1998, 1997 and 1996.

     Securities with a carrying value of approximately $502,000 and $546,000 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits as required by law.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(3)   LOANS

      Major classifications of loans at December 31, 1998 and 1997 are presented below:
                                                      1998           1997
                                                      ----           ----
               Commercial                      $   8,011,468      10,983,107
               SBA - unguaranteed                 21,955,805      16,774,339
               Real estate - mortgage             30,995,083      21,649,051
               Real estate - construction         18,868,908      17,635,088
               Installment and other consumer      6,857,344       5,669,879
                                                   ---------       ---------
                    Total loans                   86,688,608      72,711,464

               Less allowance for loan losses      1,516,705       1,090,730
                                                   ---------       ---------

                    Total net loans             $ 85,171,903      71,620,734
                                                ============      ==========

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

     The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 1998 and 1997 of approximately $34,345,000 and $29,588,000, respectively. Servicing assets amounted to $631,000 and $486,000 at December 31, 1998 and 1997, respectively. During 1998, the Bank recognized servicing assets of $299,000 and amortized approximately $154,000. Interest only strips receivable totaled $573,000 and $598,000 at December 31, 1998 and 1997, respectively. Servicing assets and interest only strips receivable are included in accrued interest receivable and other assets on the consolidated balance sheet.

     An analysis of the activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996 is presented below:

                                           1998          1997          1996
                                           ----          ----          ----

       Balance at beginning of year   $ 1,090,730       858,271       685,706
       Provision                          503,671       623,738       373,510
       Loans charged off                  (89,702)     (556,332)     (328,253)
       Recoveries                          12,006       165,053       127,308
                                           ------       -------       -------
       Balance at end of year         $ 1,516,705     1,090,730       858,271
                                      ===========     =========       =======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(4)   PREMISES AND EQUIPMENT

      Premises and equipment at December 31, 1998 and 1997 are summarized as follows:
                                                      1998            1997
                                                      ----            ----
          Land                                  $    586,885         586,885
          Buildings and improvements               2,828,108       2,085,187
          Furniture, fixtures and equipment        1,401,683         835,839
          Construction in progress                    17,068         635,193
                                                      ------         -------
                                                   4,833,744       4,143,104
          Less accumulated depreciation            1,044,026         762,775
                                                   ---------         -------
                                                 $ 3,789,718       3,380,329
                                                 ===========       =========

     Depreciation expense was approximately $281,000, $176,000 and $152,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(5)   TIME DEPOSITS

      At December 31, 1998 the scheduled maturities of time deposits are as follows:

          1999                               $ 45,795,549
          2000                                 12,542,110
          2001                                  3,032,865
          2002                                  3,193,246
          2003 and thereafter                   3,748,180
                                                ---------
                                             $ 68,311,950
                                             ============

(6)   NOTE PAYABLE AND OTHER BORROWINGS

     In April 1998, the Company obtained a $1,000,000 line of credit with another financial institution. The debt is collateralized by 100% of the stock of the Bank and calls for interest to be paid quarterly at the prime rate less 50 basis points. The loan matures on March 5, 1999; interest is due on a quarterly basis. The loan agreement contains covenants relating to the level of the allowance for loan losses, payments of dividends, regulatory capital adequacy and return on average assets. At December 31, 1998, the Company was in compliance with all loan covenants.

     The Bank has an agreement with the Federal Home Loan Bank ("FHLB") to provide the Bank credit facilities. Any amounts advanced by the FHLB are collateralized under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 1997, the Bank had one variable rate advance outstanding totaling $1,000,000 which matured in December 1998. The Bank had no borrowings from the FHLB outstanding as of December 31, 1998.

(7)   INCOME TAXES

      The following is an analysis of income tax expense for the years ended December 31, 1998, 1997 and 1996:

                                  1998           1997           1996
                                  ----           ----           ----
          Current              $ 546,249        103,971        286,467
          Deferred              (110,031)       (57,924)      (120,718)
                                --------        -------       --------
                               $ 436,218         46,047        165,749
                               =========         ======        =======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(7)   INCOME TAXES, CONTINUED

     The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                        1998      1997    1996
                                                        ----      ----    ----
 Pretax income at statutory rates                    $445,001   90,756  198,549
 Add (deduct):
  Increase in cash surrender value of life insurance  (22,876) (25,817) (14,208)
  State taxes, net of federal tax effect                 (709) (17,996) (14,918)
  Other                                                14,802     (896)  (3,674)
                                                       ------     ----   ------
                                                     $436,218   46,047   165,749
                                                     ========   ======   =======

     The following summarizes the components of the net deferred tax asset. The net deferred tax asset is included in other assets at December 31, 1998 and 1997.

                                                       1998            1997
                                                       ----            ----
  Deferred tax assets:
   Allowance for loan losses                        $ 504,092         339,027
   Deferred gains on SBA loans                         64,688         102,643
   State tax credits                                   16,240          28,263
   Deferred gains on sales of other real state              -           8,053
   Nonaccrual loan interest                            37,876          46,529
   Deferred compensation                               49,774          32,197
   Core deposit intangible                             29,254          24,920
                                                       ------          ------
      Gross deferred tax asset                        701,924         581,632
                                                      -------         -------

  Deferred tax liabilities:
   Premises and equipment                              48,333          38,072
   Unrealized gain on securities available for sale     1,368           1,027
                                                        -----           -----
  Gross deferred tax liability                         49,701          39,099
                                                       ------          ------
      Net deferred tax asset                        $ 652,223         542,533
                                                    =========         =======

(8)   STOCKHOLDERS' EQUITY

     Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. The amount of dividends that the Bank could pay in 1999 without obtaining prior regulatory approval is approximately $1,110,000 plus 1999 earnings of the Bank.

     During 1998, the Company purchased 28,500 of its common shares at an aggregate purchase price of $518,716, or $18.20 per share. All of the acquired shares are held in treasury for issuance under employee and director benefit plans.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9)   EMPLOYEE AND DIRECTOR BENEFIT PLANS

     In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allow each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and are exercisable for ten years from the date of opening of the Bank at the initial offering price (adjusted for stock dividends) of $9.09 per share. These warrants expire in November 1999. During 1997, 30,500 warrants were exercised at $9.09 per share. No warrants were exercised in 1998.

     The Company has an Employee Stock Plan whereby 66,000 shares of common stock have been reserved for incentive stock options. These options will allow employees to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options granted prior to March 1998 vested immediately at the date of grant. All options granted subsequent to February 1998 vest over a five-year period.

     In March 1998, the Company reserved 15,000 shares of nonqualified stock options for the benefit of the Company's directors which allows them to purchase Company stock at a price equal to the fair market value at the date of grant. The options vest over a five-year period and are exerciseable no later than ten years from the date of grant.

     A summary status of the Company's director and employee option activity as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates, is presented below:

                                                  1998                  1997                   1996
                                                  ----                  ----                   ----

                                                      Wtd. Avg.              Wtd. Avg.              Wtd. Avg.
                                            Option    Exercise     Option    Exercise     Option    Exercise
                                            Shares     Price       Shares     Price       Shares     Price
                                            ------     -----       ------     -----       ------     -----

       Outstanding, beginning of year       27,331     $ 9.99       24,531    $ 9.09       24,531    $  9.09
       Granted during the year              39,400     $17.64        5,000    $14.00            -          -
       Canceled during the year                  -          -       (2,200)   $ 9.09            -          -
                                            ------                  ------                ------

       Outstanding, end of year             66,731     $14.51       27,331    $ 9.99       24,531    $  9.09
                                            ======                  ======                 ======
       Options exercisable at year end      27,331     $ 9.99       27,331    $ 9.99       24,531    $  9.09
                                            ======                  ======                 ======

       Weighted average fair value of
         options granted during the year               $ 8.89                 $  6.56
                                                       ======                 =======

     The weighted average remaining contractual life for options with exercise prices ranging from $9.09 to $14.00 is 2.8 years and with exercise prices ranging from $17.00 to $17.71 is 9.3 years at December 31, 1998.

     All director and employee options are accounted for under Accounting Principles Board Opinion No. 25 and related Interpretations. No compensation cost has been recognized for either of the plans. Had compensation cost for director and employee options been determined based upon the fair value of the options at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below. As there were no awards granted in 1996, only proforma effects of 1998 and 1997 awards are presented below.
                                                      1998          1997
                                                      ----          ----
    Net earnings                  As reported        $ 872,608        220,884
                                  Proforma           $ 840,031        200,548

    Basic earnings per share      As reported        $    1.53           0.38
                                  Proforma           $    1.47           0.35

    Diluted earnings per share    As reported        $    1.31           0.33
                                  Proforma           $    1.26           0.30

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9)   EMPLOYEE AND DIRECTOR BENEFIT PLANS, CONTINUED

     The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1998 and 1997: volatility of 0.28 and 0.18, respectively, no dividend yield, a risk-free interest rate of 5.0% and 5.9%, respectively, and an expected life of 10 years.

     The Bank provides retirement benefits to its Chief Executive Officer and Board of Directors for purposes of providing death benefits for their designated beneficiaries. Under the plan, the Bank purchases split-dollar whole life insurance contracts on the lives of the Chief Executive Officer and each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1998 and 1997, the cash surrender value of the insurance contracts was approximately $1,528,000 and $1,461,000 and is included as a component of other assets. Expenses incurred for benefits were approximately $36,000, $21,000 and $18,000 during 1998, 1997 and 1996, respectively.

     The Company maintains a 401(k) profit sharing plan, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $43,000, $36,000 and $26,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(10)  RELATED PARTY TRANSACTIONS

     At December 31, 1998 and 1997, deposits from directors, executive officers and their related interests aggregated approximately $2,328,000 and $1,833,000. These deposits were taken in the normal course of business at market interest rates.

     The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1998:

            Balance at December 31, 1997                        $ 1,977,000
            New loans                                               698,000
            Repayments                                           (1,985,000)
                                                                 ----------
            Balance at December 31, 1998                       $    690,000
                                                               ============

(11)  REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total and Tier 1 Capital to Risk-Weighted Assets and of Tier 1 Capital to average assets (all as defined). Management believes, as of December 31, 1998, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

     As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(11)  REGULATORY MATTERS, CONTINUED

      The Company's and the Bank's actual capital amounts and ratios are also presented below.

                                                                                         To Be Well
                                                                                      Capitalized Under
                                                                   For Capital        Prompt Corrective
                                                Actual          Adequacy Purposes     Action Provisions
                                                ------          -----------------     -----------------
                                           Amount      Ratio     Amount      Ratio     Amount      Ratio
                                           ------      -----     ------      -----     ------      -----

As of December 31, 1998:
-----------------------
   Total Capital
   (to Risk-Weighted Assets)
       Consolidated                     $ 8,412,824     9.53%   7,058,639    8.00%           N/A     N/A
       Bank                             $ 8,939,662    10.13%   7,058,639    8.00%     8,823,299   10.00%
   Tier 1 Capital
   (to Risk-Weighted Assets)
       Consolidated                     $ 7,304,803     8.28%   3,529,320    4.00%           N/A     N/A
       Bank                             $ 7,831,641     8.88%   3,529,320    4.00%     5,293,979    6.00%
   Tier 1 Capital
   (to Average Assets)
       Consolidated                     $ 7,304,803     6.95%   4,202,147    4.00%           N/A     N/A
       Bank                             $ 7,831,641     7.45%   4,202,147    4.00%     5,252,684    5.00%

  As of December 31, 1997:
  ------------------------
   Total Capital
   (to Risk-Weighted Assets)
       Consolidated                     $ 7,498,803    10.22%   5,867,832    8.00%           N/A     N/A
       Bank                             $ 7,510,691    10.24%   5,867,832    8.00%     7,334,790   10.00%
    Tier 1 Capital
    (to Risk-Weighted Assets)
       Consolidated                     $ 6,572,082     8.96%   2,933,916    4.00%           N/A     N/A
       Bank                             $ 6,583,970     8.98%   2,933,916    4.00%     4,400,874    6.00%
    Tier 1 Capital
    (to Average Assets)
       Consolidated                     $ 6,572,082     7.51%   3,497,880    4.00%           N/A     N/A
       Bank                             $ 6,583,970     7.53%   3,497,880    4.00%     4,372,350    5.00%

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

     During the years ended December 31, 1998, 1997 and 1996, rental payments of approximately $59,000, $57,000 and $55,000 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors. Total rent expense for both affiliated and unaffiliated lessors was approximately $145,000, $147,000 and $176,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12)  COMMITMENTS, CONTINUED

      Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

           Year Ending
           December 31,
           ------------

              1999            $   60,529
              2000                62,344
              2001                64,215
              2002                66,141
              2003                68,126
              Thereafter         392,828
                                 -------
                              $  714,183
                              ==========

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

                                                      Approximate
                                                    Contract Amount
                                                    ---------------
                                                 1998            1997
                                                 ----            ----
 Financial instruments whose contract
    amounts represent credit risk:
     Commitments to extend credit            $ 15,532,000    10,461,000
     Standby letters of credit               $    309,000       316,000

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

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are collateralized by real estate, certificates of deposit or other personal assets at December 31, 1998 and 1997.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(13)  NONRECURRING LOSS ON DEPOSIT ACCOUNT

     During 1997, the Bank recorded a loss of $654,395 as a result of a "check-kiting" scheme in which a customer was allowed to gain access to deposited funds before the Bank was able to collect them from the institution on which they were drawn. The Bank continues to pursue collection of this amount, however, the outcome is currently unable to be determined.

(14)  SUPPLEMENTAL FINANCIAL DATA

     Components of other operating expenses in excess of 1% of total interest and noninterest income for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                         1998         1997         1996
                                         ----         ----         ----

   Legal and professional fees        $ 298,463      357,640      123,558
   Data processing                    $ 359,750      323,600      242,134
   FDIC assessment                    $  19,802        5,115      139,071
   Stationery and supplies            $ 140,902       85,914       87,310
   Collection expense                 $  11,128       29,774       87,714
   Other real estate expense          $  14,233      112,890       54,186

(15)FIRST CHEROKEE BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                     ------
                                                  1998             1997
                                                  ----             ----
      Cash                                   $     2,251           11,888
      Investment in bank subsidiary            7,945,186        7,052,011
                                               ---------        ---------
                                             $ 7,947,437        7,063,899
                                             ===========        =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

      Note payable                           $   518,712                -
      Other liabilities                           10,377                -
      Stockholders' equity                     7,418,348        7,063,899
                                               ---------        ---------
                                             $ 7,947,437        7,063,899
                                             ===========        =========

                             Statements of Earnings

              For the Years Ended December 31, 1998, 1997 and 1996

                                            1998        1997       1996
                                            ----        ----       ----
Interest income (expense)               $ (20,010)      3,206          -

Equity in undistributed
    earnings of bank subsidiary           892,618     217,678    418,220
                                          -------     -------    -------
 Net earnings                           $ 872,608     220,884    418,220
                                        =========     =======    =======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(15) FIRST  CHEROKEE   BANCSHARES,   INC.   (PARENT   COMPANY  ONLY)   FINANCIAL
     INFORMATION, CONTINUED

                            Statements of Cash Flows

              For the Years Ended December 31, 1998, 1997 and 1996

                                                          1998         1997         1996
                                                          ----         ----         ----
Net earnings                                           $ 872,608      220,884      418,220
Adjustments to reconcile net earnings to
 net cash provided (used) by operating activities:
  Equity in undistributed earnings of bank subsidiary   (892,618)    (217,678)    (418,220)
  Change in other liabilities                             10,377            -            -
                                                          ------      -------      -------

   Net cash provided (used) by operating activities       (9,633)       3,206            -
                                                          ------        -----      -------

Cash flows from financing activities:
 Net proceeds from note payable                          518,712            -            -
 Proceeds from exercise of stock warrants                      -      277,300            -
 Capital infusion to bank subsidiary                           -     (280,000)           -
 Purchase of treasury stock                             (518,716)           -            -
                                                        --------      -------      -------

     Net cash used by financing activities                    (4)      (2,700)           -
                                                              --       ------           --

Net change in cash                                        (9,637)         506            -

Cash at beginning of the period                           11,888       11,382       11,382
                                                          ------       ------       ------

Cash at end of the period                            $     2,251       11,888       11,382

Noncash investing activities:
 Change in accumulated other comprehensive income,
      net of tax                                     $       557       (2,868)      (2,397)
                                                     ===========       ======       ======

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

     Cash and Cash Equivalents
     -------------------------
     For cash, due from banks and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

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

     Note Payable and Other Borrowings
     ---------------------------------
     Because the note payable and other borrowings are made at variable rates, the carrying value is a reasonable estimate of fair value.

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

     Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1998 and 1997 are as follows:

                                                               1998                         1997
                                                               ----                         ----
                                                      Carrying      Estimated       Carrying     Estimated
                                                       Amount       Fair Value      Amount       Fair Value
                                                       ------       ----------      ------       ----------
   Assets:
   -------
    Cash and cash equivalents                  $    15,319,736      15,319,736      5,832,924     5,832,924
    Securities available for sale              $       542,345         542,345        602,403       602,403
    Other investments                          $       697,800         697,800        697,800       697,800
    Loans, net                                 $    85,171,903      84,968,921     71,620,734    71,380,704
    Servicing assets                           $       631,000         631,000        486,000       486,000
    Interest-only strips receivable            $       573,000         573,000        598,000       598,000

  Liabilities:
    Deposits                                   $   101,397,797     101,715,663     78,483,832    78,727,000
    Note payable and other borrowings          $       518,712         518,712      1,000,000     1,000,000

  Unrecognized financial instruments:
    Commitments to extend credit               $    15,532,000      15,532,000     10,461,000    10,461,000
    Standby letters of credit                  $       309,000         309,000        316,000       316,000


                         FIRST NATIONAL BANK OF CHEROKEE

                               GENERAL INFORMATION
                                ----------------

 GENERAL OFFICES                       BOARD OF DIRECTORS

     9860 Highway 92                       Alan D. Bobo  --
     Woodstock, Georgia  30188               Bobo Plumbing Company

                                           Elwin K. Bobo --
 MAILING ADDRESS                             Bobo Construction Company

     P. O. Box 1238                        Michael A. Edwards --
     Woodstock, Georgia  30188               Edwards Tire Sales, Inc.

 EXECUTIVE OFFICERS                        J. Stanley Fitts --
                                             Reeves Floral Products, Inc.
     Carl C. Hames, Jr .--
       Chief Executive Officer             Russell L. Flynn --
                                             Century 21 Cherokee Realty
     R. O. Kononen, Jr. --
       President                           Carl C. Hames, Jr. --
                                             First National Bank of Cherokee
     Kitty A. Kendrick --
       Executive Vice President/           C. Garry Haygood --
       Chief Financial Officer               Haygood Contracting, Inc.

     Neal E. Davies --                     Thomas D. Hopkins, Jr. --
       Executive Vice President/             Hopkins and Son, Inc.
       Asset Quality
                                           Bobby R. Hubbard --
                                             Lockheed Martin Aeronautical System

                                           R. O. Kononen, Jr. --
                                             First National Bank of Cherokee

                                           Dennis M. Lord --
                                             Bay, Lingerfelt & Lord, Inc.

                                           Larry R. Lusk --
                                             Industrial and Commercial Developer

                                           Stuart R. Tasman --
                                             Doctor of Optometry

                         FIRST CHEROKEE BANCSHARES, INC.

                               GENERAL INFORMATION

GENERAL OFFICES                       BOARD OF DIRECTORS
  9860 Highway 92
  Woodstock, Georgia  30188               Alan D. Bobo  --
                                            Bobo Plumbing Company
                                          Elwin K. Bobo --
MAILING ADDRESS                             Bobo Construction Company
  P. O. Box 1238                          Michael A. Edwards --
  Woodstock, Georgia  30188                 Edwards Tire Sales, Inc.
                                          J. Stanley Fitts --
GENERAL COUNSEL                             Reeves Floral Products, Inc.
  Powell,Goldstein,Frazer & Murphy,LLP    Russell L. Flynn --
                                            Century 21 Cherokee Realty
INDEPENDENT CERTIFIED                     Carl C. Hames, Jr. --
  PUBLIC ACCOUNTANTS                        First National Bank of Cherokee
  Porter, Keadle, Moore, LLP              C. Garry Haygood --
                                            Haygood Contracting, Inc.
                                          Thomas D. Hopkins, Jr. --
EXECUTIVE OFFICERS                          Hopkins and Son, Inc.
  Carl C. Hames, Jr .--                   Bobby R. Hubbard --
       Chief Executive Officer/             Lockheed Martin Aeronautical System
       President                          R. O. Kononen, Jr. --
  Kitty A. Kendrick --                      First National Bank of Cherokee
       Executive Vice President/          Dennis M. Lord --
       Chief Financial Officer              Bay, Lingerfelt & Lord, Inc.
                                          Larry R. Lusk --
                                            Industrial and Commercial Developer
                                          Stuart R. Tasman --
                                            Doctor of Optometry




                                 ANNUAL MEETING

                              Date: April 28, 1999
                       Time: 4:00 PM Eastern Daylight Time
                         Place: Woodstock Public Library
                                7745 Main Street
                               Woodstock, GA 30188

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