Form 10KSB, Exhibit 13
period 1999-12-31
FIRST CHEROKEE BANCSHARES INC
filed 2000-03-30
CIK 841545

FIRST CHEROKEE BANCSHARES, INC.

                               1999 ANNUAL REPORT

                                 TO SHAREHOLDERS



































            P.O. Box 1238 * Woodstock, Georgia 30188 * (770) 591-9000

March 30, 2000

To Our Shareholders and Friends:

On behalf of the Board of Directors and management, I am pleased to provide you with the 1999 annual report for First Cherokee Bancshares, Inc. The report covers the Company's consolidated balance sheets as of December 31, 1999 and 1998, and results of operations for each of the three years in the period ended December 31, 1999.

I am proud to report a notable improvement in net earnings for 1999 as compared to 1998. Net earnings for 1999 improved to $1,036,851, an increase of $164,243, or 19%, as compared to net earnings for 1998. The Company's asset size also increased impressively to $126 million as of December 31, 1999, from $110.2 million as of December 31, 1998, representing a growth rate of 14%.

1999 was a year of accomplishment for the Company. The Bank successfully converted to a new data processing system in April 1999, which in turn has helped us to achieve significant improvements in efficiencies. We resolved many problem asset issues during 1999, and ended the year with much improved asset quality. We offered our employees the opportunity for ownership in the Company through the Bank's 401k plan. And, because of their belief in the Company, your Directors exercised all of their original stock warrants, resulting in a capital infusion of approximately $1.4 million.

In 2000, we will continue to invest in superior people and technology in order to support our strategy of providing quality service to our customers. We remain focused on our goals and committed to making First Cherokee Bancshares, Inc. and First National Bank of Cherokee a soundly operated, well capitalized and profitable Company and community bank. We are excited about the opportunities ahead in 2000, our eleventh year of operation. We are proud of our community and your community bank.


Very truly yours,

/s/Carl C. Hames, Jr.

CARL C. HAMES, JR.
Chief Executive Officer

                              FIRST CHEROKEE BANCSHARES, INC.
                                  SELECTED FINANCIAL DATA

                                                 As of and for the year ended December 31,
                                                      1999          1998          1997
                                                 -------------------------------------------

Selected Statement of Earnings Data:
------------------------------------
Total Interest Income                               $10,998,679    $9,229,997    $8,005,330
Net Interest Income                                   6,273,716     5,173,792     4,422,588
Provision for Loan Losses                               143,135       503,671       623,738
Net Earnings                                          1,036,851       872,608       220,884
Basic Earnings per Share                                   1.76          1.53          0.38
Diluted Earnings per Share                                 1.75          1.31          0.33
Cash Dividends per Share                                      0             0             0
--------------------------------------------------------------------------------------------

Selected Balance Sheet Data:
----------------------------
Average Balances:
     Total Assets                                  $119,055,938   $95,628,431   $83,484,669
     Total Loans, net                                98,568,066    75,176,275    65,733,060
     Total Deposits                                 107,656,643    87,260,808    75,351,044
     Stockholders' Equity                             8,924,613     7,475,431     7,020,904
End of Period Balances:
     Total Assets                                   126,059,704   110,229,513    87,618,335
     Total Loans, net                               109,209,866    85,171,903    71,620,734
     Total Deposits                                 110,721,414   101,397,797    78,483,832
     Stockholders' Equity                            10,339,195     7,418,348     7,063,899
     Book Value per Share                                $13.86        $13.40        $12.13
--------------------------------------------------------------------------------------------

Financial Ratios:
-----------------
Return on Average Assets                                  0.87%         0.91%         0.26%
Return on Average Stockholders' Equity                   11.62%        11.67%         3.15%
Stockholders' Equity as a Percent
       of Total Assets                                    8.20%         6.73%         8.06%
Net Interest Rate Spread                                  5.49%         5.71%         5.80%
Loan Loss Reserve/Loans                                   1.21%         1.75%         1.50%
--------------------------------------------------------------------------------------------

Asset Quality:
--------------
Nonaccrual Loans as a percentage
    of Net Loans                                          0.31%         1.54%         2.04%
Loans Past Due 90 Days or More
    as a Percent of Net Loans                             0.02%         0.04%         0.50%
Loan Chargeoffs as a Percent
    of Net Average Loans                                  0.33%         0.12%         0.85%
--------------------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to:

/o/ projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure and other financial items;
/o/ statements of plans and objectives of the Company or its management or Board of Directors, including those relating to products or services;
/o/ statements of future economic performance; and /o/ statements of assumptions underlying such statements.

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

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

/o/ the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted;
/o/ the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
/o/ inflation, interest rate, market and monetary fluctuations;
/o/ the timely development of and acceptance of new products and services and perceived overall value of these products and services by users;
/o/ changes in consumer spending, borrowing and saving habits;
/o/ technological changes;
/o/ acquisitions;
/o/ the ability to increase market share and control expenses;
/o/ the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and the Bank must comply;
/o/ the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board;
/o/ changes in the Company's organization, compensation and benefit plans;
/o/ the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and
/o/ the success of the Company at managing the risks involved in the foregoing.

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


                              Results of Operations

The Company's goals are to be profitable, to maintain prudent banking practices, and to maximize its contributions to its community. Maintaining profitability is essential to the Company's long-term viability, and a strong equity position allows the Company to take advantage of future opportunities to grow. In 1999, the Company met its goals with net earnings of $1,036,851, representing a .87% return on average assets.

Net Interest Income
-------------------

Net interest income for the year ended December 31, 1999 was $6,273,716, a 21.26% increase over net interest income of $5,173,792 for the year ended December 31, 1998. The increase in net interest income is primarily attributable to the increase in net earning assets. Net average earning assets as of December 31, 1999 were $10,832,937, a 35.68% increase from $7,984,396 as of December 31,
1998.

Total interest income for the year ended December 31, 1999 was $10,998,679, a 19.16% increase over total interest income of $9,229,997 for the year ended December 31, 1998. The average yield on earning assets was 10.55% in 1999 compared to 11.11% in 1998. The decrease in average yield is the result of compressed margins on loans. Loans comprised 95% of average earning assets during 1999 compared to 90% during 1998.

Interest expense for the year ended December 31, 1999 was $4,724,963, a 16.49% increase over interest expense of $4,056,205 for the year ended December 31, 1998. The Company's average cost of funds was 5.06% in 1999, a decrease of .34% from 5.40% in 1998. The decrease is primarily attributable to the repricing of maturing certificates of deposit to lower rates. Also, the percentage of non-time-deposits, which carry lower rates, to total deposits increased during the year. Interest-bearing deposits for the year ended December 31, 1999 averaged $91,017,419, a 21.85% increase over interest-bearing deposits of $74,696,845 for the year ended December 31, 1998.

The Company's interest rate spread and interest rate margin are sensitive to changes in interest rates paid on deposits and earned on loans and other earning assets. Therefore, interest rate sensitivity, as discussed later in this report, is an important consideration for the Company. The majority of the Company's loans adjust daily, monthly or quarterly to changes in the Company's prime lending rate. In addition, the Company has interest rate floors in individual loan agreements on approximately half of its loan portfolio. These floors protect the Company's interest margin should rates decrease significantly.

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid thereon during the years ended December 31, 1999 and 1998.

                                                           1999                                        1998
                                       ------------------------------------------------------------------------------------
                                                         Interest      Average                       Interest     Average
                                          Average        Income/       Yield/          Average        Income/      Yield/
                                          Balance        Expense        Cost           Balance        Expense       Cost
                                       --------------  -------------  ----------     -------------  ------------  ---------
ASSETS
Interest-Earning Assets
   Loan Portfolio (1)                    $98,568,066    $10,708,238      10.86%       $75,176,275    $8,809,126     11.72%
   Investment Securities (2)                 529,722         33,126       6.25%           697,800        38,566      5.53%
   Federal Funds Sold, Interest-Bearing
      Deposits and Other Investments       5,108,401        257,315       5.04%         7,208,238       382,305      5.30%
                                       --------------  -------------  ----------     -------------  ------------  ---------
        Total Interest-Earning Assets    104,206,189    $10,998,679      10.55%        83,082,313    $9,229,997     11.11%
Non-Earning Assets                        14,849,749                                   12,546,118
                                       --------------                                -------------
         Total Average Assets           $119,055,938                                  $95,628,431
                                       ==============                                =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
   Interest-Bearing Deposits:
      NOW Accounts                        $7,802,654       $179,872       2.31%        $5,832,606      $134,291      2.30%
      Money Market Accounts               11,075,780        439,480       3.97%         7,454,788       285,087      3.82%
      Savings                              3,684,209         91,079       2.47%         2,614,927        65,423      2.50%
      Time, $100,000 and Over             20,472,091      1,158,000       5.66%        15,774,440       944,889      5.99%
      Other Time                          47,982,685      2,708,461       5.64%        43,020,084     2,598,227      6.04%
                                       --------------  -------------  ----------     -------------  ------------  ---------
   Total Interest-Bearing Deposits        91,017,419     $4,576,892       5.03%        74,696,845    $4,027,917      5.39%
Note Payable and Other Borrowings          2,355,833        148,071       6.29%           401,072        28,288      7.05%
                                       --------------  -------------  ----------     -------------  ------------  ---------
Total Interest-Bearing Liabilities        93,373,252     $4,724,963       5.06%        75,097,917    $4,056,205      5.40%
Non Interest-Bearing Demand Deposits      16,639,224                                   12,563,963
Other Liabilities                            118,849                                      491,120
                                       --------------                                -------------
          Total Liabilities              110,131,325                                   88,153,000
Stockholders' Equity                       8,924,613                                    7,475,431
                                       --------------                                -------------
Total Average Liabilities and
   Stockholders' Equity                 $119,055,938                                  $95,628,431
                                       ==============                                =============

Net Average Earning Assets               $10,832,937                                   $7,984,396
Net Yield on Interest Earning Assets           6.02%                                        6.23%
Net Interest Rate Spread                       5.49%                                        5.71%
Net Interest Margin                       $6,273,716                                   $5,173,792

(1) When computing yields on interest-earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $409,294 and $349,182 are included in interest income for the periods ending December 31, 1999 and 1998, respectively.

(2) All investment securities are taxable.

Allowance for Loan Losses
-------------------------

The loan loss provision for the year ended December 31, 1999 was $143,135, compared to $503,671 for the year ended December 31, 1998. Charge-offs during 1999 amounted to $324,546, and recoveries amounted to $3,397. Charge-offs during 1998 amounted to $89,702, and recoveries amounted to $12,006. One commercial loan relationship accounted for approximately 46% of chargeoffs during 1999. The allowance for loan losses at December 31, 1999 was $1,338,691, or 1.21% of total loans, compared to $1,516,705, or 1.75% of total loans at the end of 1998. Management believes that the lower ratio of the allowance for loan losses to total loans at December 31, 1999 is appropriate based on the improvement in asset quality and our evaluation of the current level of risk in the portfolio.

After considering current appraisals, comparable sales values, discounted cash flows and other evidence of current value, management believes that the allowance for loan losses is sufficient to cover losses inherent in the loan portfolio. While management uses available information to project losses on loans, future additions to the allowance may be necessary if economic conditions change. For example, the Company's loan portfolio depends in part on real estate collateral values for repayment. If real estate values decrease, management may need to adjust the allowance for loan losses. In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to increase its allowance based on information available at the time of their examination.

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 1999 and 1998.

                                                    1999                 1998
                                                    ----                 ----
Balance at the Beginning of Year                 $1,516,705          $1,090,730
Charge-offs:
     Real Estate Construction                         5,674                   0
     Real Estate Mortgage                                 0                   0
     SBA - Unguaranteed                             198,000              11,833
     Commercial                                      70,430               5,800
     Consumer                                        50,442              72,069
                                                    -------              ------
Total Charge-offs                                   324,546              89,702
Recoveries:
     Real Estate Construction                             0                   0
     Real Estate Mortgage                                 0                   0
     SBA - Unguaranteed                                   0               5,768
     Commercial                                         431                   0
     Consumer                                         2,966               6,238
                                                      -----              ------
Total Recoveries                                      3,397              12,006
     Net Chargeoffs                                 321,149              77,696
Provision for Loan Losses                           143,135             503,671
                                                    -------             -------
Balance at the End of Year                       $1,338,691          $1,516,705
                                                 ==========          ==========
Percentage of Allowance for Loan Loss to Loans
     Outstanding as of Year End                        1.21%               1.75%
                                                       ====                ====
Ratio of Net Charge-offs to Average Net
     Loans Outstanding During the Year                 0.33%               0.10%
                                                       ====                ====

The Company sets aside specific reserves as a precautionary measure on a particular loan that may deteriorate or on a group of loans that have a significant risk level or have suffered notable levels of loss in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 1999, management determined that no loans required specific reserves. For allocation purposes, the "Y2K" risk factor of $55,274 identified by management is considered unallocated. The remaining allowance is attributed to the loan categories based on the relative percentage of the particular category to total loans and not according to risk.

The following table presents the allocation of the allowance for loan losses as of December 31, 1999 and 1998.

                                                     1999                              1998
                                                     ----                              ----
                                                             % of                              % of
                                                             Loss                              Loss
                                               Amount      Allocated             Amount      Allocated
                                               ------      ---------             ------      ---------
Real Estate Construction                      $292,619       21.86%             $320,753       21.14%
Real Estate Mortgage                           502,715       37.55%              526,730       34.73%
SBA - Unguaranteed                             309,560       23.12%              373,205       24.61%
Commercial                                     102,288        7.64%              136,139        8.98%
Consumer                                        76,235        5.70%              116,544        7.68%
Unallocated                                     55,274        4.13%               43,334        2.86%
                                        ---------------  -----------      ---------------  -----------
     Total Allowance for Loan Losses        $1,338,691      100.00%           $1,516,705      100.00%
                                        ===============  ===========      ===============  ===========


The Company had two properties held as "other real estate owned," with a total value of $494,907 as of December 31, 1999. Both properties were sold during the first quarter of 2000 with no loss on the sales. As of December 31, 1998, the Company had one property held as "other real estate owned," with a total value of $27,652.

At December 31, 1999, the Company had eleven borrowers on nonaccrual status in the total amount of $338,825 or .31% of net loans, compared to $1,314,170 or 1.54% of net loans at December 31, 1998. One SBA loan totaling $163,381 accounted for 48% of total nonaccrual loans at December 31, 1999. The remaining loans average approximately $18,000 each. One loan, totaling $20,000, was past due greater than ninety days and still accruing. This loan was paid current and renewed during the first quarter of 2000.

Noninterest Income
------------------

Noninterest income was $1,563,550 for the year ended December 31, 1999, compared to $1,875,496 for the year ended December 31, 1998. Noninterest income for 1999 consisted primarily of gains on sales of SBA loans of $603,480 and service charges on deposit accounts of $532,551. Noninterest income for 1998 consisted primarily of gains on sales of SBA loans of $996,250 and service charges on deposit accounts of $449,161.

Gains on the sales of loans are a recurring source of income for the Company. These gains depend on the Company's ability to originate SBA guaranteed loans and/or on the market price for such loans. During 1999, SBA sales totaled $8.5 million compared to sales of $12.0 million in 1998, representing a 29% decrease. Gains on sales of loans decreased to $603,480 in 1999 from $996,250 in 1998, representing a 39.42% decrease. The market price paid by the secondary market for SBA loans decreased during 1999 primarily because of compressed margins and the high level of prepayments of SBA loans nationally.

Service charge income for the year ended December 31, 1999 was $532,551, an 18.57% increase over $449,161 for the year ended December 31, 1998. The increase is primarily attributable to the increase in transaction accounts that pay service charges.

Net gains on sales of other real estate were $1,044 in 1999 compared to net gains on sales of other real estate in 1998 of $218,093. Miscellaneous income increased to $426,475 in 1999 from $211,992 in 1998, representing a 101.18% increase. The Company recognized $220,000 in income from the Company's bond company settlement of outstanding claims.

Noninterest Expense
-------------------

Noninterest expense for the year ended December 31, 1999 was $6,111,028, a 16.69% increase over $5,236,791 for the year ended December 31, 1998. Noninterest expense is primarily composed of salaries and other personnel expenses, occupancy and miscellaneous operating expenses.

Salary expense and employee benefits was $3,103,429 for the year ended December 31, 1999, a 9.60% increase over $2,831,528 for the year ended December 31, 1998. At December 31, 1999, the Bank employed 69 full-time employees and 12 part-time employees, compared to 62 full-time employees and 8 part-time employees at December 31, 1998. The increase in the number of personnel and routine performance-based raises accounted for the increase in personnel costs.

Occupancy and equipment expense was $877,443 for the year ended December 31, 1999, a 25.45% increase over $699,453 for the year ended December 31, 1998. The increase is primarily due to the addition of a new branch in June 1998 and increased depreciation costs relative to new computers.

Other operating expense was $2,130,156 for the year ended December 31, 1999, a 24.88% increase over $1,705,810 for the year ended December 31, 1998. The primary reason for the increase was additional data processing costs related to the change in core systems during April 1999. The Company also paid more for advertising in an attempt to attract new customers in the market and had increased legal fees relative to problem assets.

For the years ended December 31, 1999 and 1998, the Company's effective tax rate was 35% and 33%, respectively. The increase in the effective tax rate during 1999 was primarily attributable to the increase in pre-tax income.

                               Financial Condition
                               -------------------

Assets
------

Total assets as of December 31, 1999 were $126,059,704, compared to $110,229,513 as of December 31, 1998. This represents an increase in total assets of 14.36% for 1999. Total average assets for the year ended December 31, 1999 were $119,055,938, an increase of 24.50% from $95,628,431 at December 31, 1998.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 2% of total assets at December 31, 1999 and 11% of total assets at December 31, 1998. Non-earning assets accounted for 11% of total assets as of December 31, 1999, compared to 12% as of the end of 1998. Management invested funds predominantly into loans during 1999 and 1998.

Loans
-----

The Company's net loan portfolio for the year ended December 31, 1999 was $109,209,866, a 28.22% increase over $85,171,903 for the year ended December 31, 1998. Outstanding loans for the year ended December 31, 1999 averaged $98,568,066, a 31.12% increase over $75,176,275 for the year ended December 31, 1998. Loan growth is attributable to continued loan demand, as well as the Company's aggressive efforts to change the mix of earning assets. The loan portfolio had an average yield of 10.86% during 1999 and 11.72% during 1998. The majority of the Bank's loans reprice immediately, monthly, or quarterly with changes in the prime rate.

The following table presents the loan portfolio categorized by type and the corresponding percentage of total loans as of December 31, 1999 and 1998.

                                        1999                                 1998
                                        ----                                 ----
                                              % Loans                              % Loans
                                             to Total                             to Total
                            Amount             Loans               Amount           Loans
                            ------           --------              ------         --------

Real Estate Construction    $25,209,898        22.80%           $18,868,908         21.77%
Real Estate Mortgage        $43,305,661        39.17%            30,995,083         35.75%
SBA - Unguaranteed          $26,663,059        24.12%            21,955,805         25.33%
Commercial                   $8,807,965         7.97%             8,011,468          9.24%
Consumer                     $6,561,974         5.94%             6,857,344          7.91%
                            -----------        ------           -----------         ------
     Total Loans           $110,548,557       100.00%           $86,688,608        100.00%
                           ============       =======           ===========        =======

Deposits
--------

Total deposits as of December 31, 1999 were $110,721,414, a 9.2% increase over $101,397,797 as of December 31, 1998. Average outstanding interest-bearing deposits were $91,017,419 for 1999, a 21.85% increase from $74,696,845 for 1998.
Interest-bearing deposits cost the Company an average of 5.03% during 1999, compared to 5.39% for 1998. Certain high-yielding certificates of deposit repriced during the year at lower rates, resulting in a decrease in cost of funds. Average noninterest-bearing demand deposits were $16,639,224 in 1999, a 32.44% increase from $12,563,963 for 1998.

During 1999 and 1998, the Company used available overnight credit lines in the form of Federal Home Loan Bank advances and federal funds purchased. During 1999, the Company renewed an existing $1 million line of credit from another financial institution. Company borrowings averaged $2,355,833 during 1999 compared to $401,072 during 1998. The average cost of the Company's borrowed funds was 6.29% for 1999 and 7.05% for 1998. Management plans to use the credit lines in the future as a funds management tool.

Liquidity
---------

Liquidity management involves matching the cash flow needs of customers, either depositors wanting to withdraw funds or borrowers needing sufficient funds to meet their credit needs, and the Company's ability to meet those needs. The Bank matched the cash flow needs of its customers primarily by managing short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans.

During 1999, federal funds sold, interest-bearing deposits and other investments averaged $5,108,401 compared to average overnight investments of $6,621,352 in 1998.

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

Interest Rate Sensitivity
-------------------------

The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on the Bank's net interest margin while maintaining net interest income at acceptable levels. The major factors used to manage interest rate risk include the mix of fixed and floating interest rates, and pricing and maturity patterns for all asset and liability accounts. Repricing periods are determined at the next period that the interest rate on an asset or liability can change. Fixed rate instruments, such as certificates of deposit and fixed rate loans, are categorized by maturity dates. Variable rate instruments are placed in the period of their next possible adjustment date. At December 31, 1999, the interest rate sensitivity analysis was as follows:

                                                                 Repricing Within
                                       ----------------------------------------------------------------------
                                         0-90 Days     91-365 Days   >1 Yr. - 5 Yrs.> 5 Yrs.        Total
                                       -------------- -------------------------- --------------- ------------
Investment Securities                             $0            $0         $497             $21         $518
Federal Funds Sold, Interest-Bearing
     Deposits and other Investments            1,979             0            0               0       $1,979
Loans                                         71,016         4,929       24,418           8,847     $109,210
                                       -------------- -------------  ----------- --------------- ------------
Total Earning Assets                         $72,995        $4,929      $24,915          $8,868     $111,707
                                       ============== =============  =========== =============== ============

Interest Bearing Demand Deposits             $20,908            $0           $0              $0      $20,908
Savings Deposits                               3,935             0            0               0       $3,935
Certificates of Deposit                       15,989        34,346       18,889               0      $69,224
Note Payable and Other Borrowings              3,000           975            0               0        3,975
                                       -------------- -------------  ----------- --------------- ------------
Total Interest Bearing Liabilities           $43,832       $35,321      $18,889              $0      $98,042
                                       ============== =============  =========== =============== ============

Interest Sensitivity GAP                     $29,163      ($30,392)      $6,026          $8,868       13,665

Cumulative GAP                               $29,163        (1,229)      $4,797          13,665

% of Earning Assets to
     Interest Bearing Liabilities            166.53%        13.95%      131.90%             N/A

Cumulative % of Earning
     Assets to Interest
     Bearing Liabilities                     166.53%        98.45%      104.89%         113.94%

% of Cumulative GAP to Total
     Earning Assets                           26.11%        -1.10%        4.29%          12.23%


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

Capital Resources
-----------------

Capital, as measured by total stockholders' equity to total assets, was 8.20% at December 31, 1999, compared to 6.73% at December 31, 1998. The Company's common stock had a book value per share of $13.86 at December 31, 1999, compared to $13.40 at December 31, 1998. During 1999, 182,681 shares were issued upon the exercise of stock options and stock warrants totaling $1,717,651. During 1999, the Company sold 9,464 shares of its common stock to the Company's employee benefit plans at $18.46 per share, totaling $174,698. Shares repurchased during 1998 were held in treasury at December 31, 1999 for issuance under employee and director benefit plans.

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

The following table sets forth information with respect to the risk-based and leverage ratios for the Company and Bank at December 31, 1999 and December 31, 1998, compared to the minimum ratios required by regulation.

                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                    FOR CAPITAL                 PROMPT CORRECTIVE
                                          ACTUAL                 ADEQUACY PURPOSES              ACTION PROVISIONS
                                          ------                 -----------------              -----------------
                                    AMOUNT       RATIO           AMOUNT       RATIO           AMOUNT          RATIO
                                    ------       -----           ------       -----           ------          -----
                                      (in thousands)               (in thousands)                 (in thousands)
                                    ------------------          -------------------           ---------------------
As of December 31, 1999:
  Total Capital (to Risk-Weighted Assets)
           Consolidated             $10,557      9.96%            $8,481      8.00%               N/A            N/A
           Bank                     $11,144     10.51%            $8,481      8.00%           $10,602         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated              $9,231      8.71%            $4,241      4.00%               N/A            N/A
           Bank                      $9,819      9.26%            $4,241      4.00%            $6,361          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated              $9,231      7.49%            $4,928      4.00%               N/A            N/A
           Bank                      $9,819      7.97%            $4,928      4.00%            $6,160          5.00%
As of December 31, 1998:
  Total Capital (to Risk-Weighted Assets)
           Consolidated              $8,413      9.53%             7,059      8.00%               N/A            N/A
           Bank                      $8,940     10.13%             7,059      8.00%             8,823         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated              $7,305      8.28%             3,529      4.00%               N/A            N/A
           Bank                      $7,832      8.88%             3,529      4.00%             5,294          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated              $7,305      6.95%             4,202      4.00%               N/A            N/A
           Bank                      $7,832      7.45%             4,202      4.00%             5,253          5.00%

Year 2000
---------
During 1999, the Company incurred actual costs of approximately $25,000 for its Y2K efforts, not including indirect salary expenses for personnel working on this issue. The Company experienced no operational problems during the year 2000 date change. However, the Company is aware that risks associated with Y2K remain. These risks involve future critical dates that may cause system problems, risks associated with suitable Y2K records retention, and general and specific risks related to borrowers, depositors, and capital markets/asset management counterparties. Management believes that the Company has adequate systems and procedures in place to continue to monitor and respond to these risks. Based on current information, the Company does not expect to incur significant additional costs related to Y2K risks.



                      MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 1999, there were approximately 500 shareholders of record and 745,949 shares of the Company's common stock outstanding. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading occurred since January 1, 1998.

                                 Sales Price                                         Sales Price
                                 -----------                                         -----------
Calendar Period               High         Low         Calendar Period            High         Low
---------------               ----         ---         ---------------            ----         ---
1999                                                   1998
----                                                   ----
First Quarter                 $19.25      $18.00       First Quarter              $19.00       $17.00
Second Quarter                $18.50      $16.50       Second Quarter             $18.50       $17.25
Third Quarter                 $18.50      $16.50       Third Quarter              $18.50       $16.75
Fourth Quarter                $20.00      $18.125      Fourth Quarter             $18.75       $17.00


Management believes that the above prices reflect sales between individuals or entities that had various reasons and degrees of motivation for their purchases and sales. Further, there may have been sales between private individuals who have not presented their shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company are dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that the Bank may pay the Company. At December 31, 1999, the Bank could pay dividends of approximately $1,995,000, plus earnings to the Bank in 2000, to the Company without obtaining prior approval.

The Company does not anticipate paying cash dividends in the immediate future. No assurance can be given that any dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

                         FIRST CHEROKEE BANCSHARES, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997

                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First
Cherokee Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Porter Keadle Moore,LLP



Atlanta, Georgia
January 26, 2000

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1999 and 1998

                                                                                                 1999              1998
                                                                                                 ----              ----

                                     Assets
                                     ------
Cash and due from banks, including reserve requirements
    of $590,000 and $429,000                                                               $   3,431,915        4,549,595
Interest-bearing deposits with banks                                                           1,027,657       10,770,141
Federal funds sold                                                                               100,000                -
                                                                                               ---------       ----------
          Cash and cash equivalents                                                            4,559,572       15,319,736

Securities available for sale                                                                    518,264          542,345
Other investments                                                                                851,800          697,800
Loans, net                                                                                   109,209,866       85,171,903
Premises and equipment, net                                                                    4,199,410        3,789,718
Accrued interest receivable and other assets                                                   6,720,792        4,708,011
                                                                                             -----------       ----------

                                                                                           $ 126,059,704      110,229,513
                                                                                           =============      ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
Deposits:
    Demand                                                                                 $  16,654,068       14,922,682
    Interest-bearing demand                                                                   20,907,618       15,071,709
    Savings                                                                                    3,935,278        3,091,456
    Time                                                                                      56,405,587       55,814,726
    Time, in excess of $100,000                                                               12,818,863       12,497,224
                                                                                              ----------       ----------

          Total deposits                                                                     110,721,414      101,397,797

Note payable and other borrowings                                                              3,975,299          518,712
Accrued interest payable and other liabilities                                                 1,023,796          894,656
                                                                                             -----------      -----------

          Total liabilities                                                                  115,720,509      102,811,165
                                                                                             -----------      -----------

Commitments

Stockholders' equity:
    Common stock, par value $1, authorized 10,000,000 shares, issued
       774,225 and 591,544 shares, outstanding 745,949 and 553,804 shares                        774,225          591,544
    Additional paid-in capital                                                                 6,896,897        5,273,257
    Retained earnings                                                                          3,190,881        2,154,030
    Accumulated other comprehensive income (loss), net of tax                                    (6,120)            2,233
                                                                                               ---------        ---------

                                                                                              10,855,883        8,021,064
    Less treasury stock at cost, 28,276 and 37,740 shares                                       (516,688)        (602,716)
                                                                                              ----------        ---------

          Total stockholders' equity                                                          10,339,195        7,418,348
                                                                                              ----------        ---------

                                                                                           $ 126,059,704      110,229,513
                                                                                           =============      ===========

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                       Consolidated Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                  1999             1998            1997
                                                                                  ----             ----            ----
Interest income:
    Interest and fees on loans                                              $ 10,708,238       8,809,126       7,691,664
    Interest on federal funds sold                                                28,261               -           3,371
    Interest on deposits with other banks                                        167,832         337,161         227,095
    Interest and dividends on investments:
       U.S. Government agencies and mortgage-backed                               33,126          38,566          43,540
       Other                                                                      61,222          45,144          39,660
                                                                              ----------       ---------       ---------

              Total interest income                                           10,998,679       9,229,997       8,005,330
                                                                              ----------       ---------       ---------

Interest expense:
    Interest on deposits:
       Demand                                                                    619,352         419,378         377,075
       Savings                                                                    91,079          65,423          57,110
       Time                                                                    3,866,461       3,543,116       3,130,787
                                                                               ---------       ---------       ---------

                                                                               4,576,892       4,027,917       3,564,972
    Interest on note payable and other borrowings                                148,071          28,288          17,770
                                                                               ---------       ---------       ---------

              Total interest expense                                           4,724,963       4,056,205       3,582,742
                                                                               ---------       ---------       ---------

              Net interest income                                              6,273,716       5,173,792       4,422,588

Provision for loan losses                                                        143,135         503,671         623,738
                                                                               ---------       ---------       ---------

              Net interest income after provision for loan losses              6,130,581       4,670,121       3,798,850
                                                                               ---------       ---------       ---------

Noninterest  income:
    Service charges on deposit accounts                                          532,551         449,161         381,427
    Gains on sales of loans, net                                                 603,480         996,250         825,569
    Gain (loss) on sales of other real estate and repossessions                    1,044         218,093        (106,531)
    Miscellaneous                                                                426,475         211,992         224,353
                                                                                 -------         -------         -------

              Total noninterest income                                         1,563,550       1,875,496       1,324,818
                                                                               ---------       ---------       ---------

Noninterest expenses:
    Salaries and employee benefits                                             3,103,429       2,831,528       2,106,356
    Occupancy                                                                    877,443         699,453         510,441
    Other operating                                                            2,130,156       1,705,810       1,585,545
    Nonrecurring loss on deposit account                                               -               -         654,395
                                                                               ---------       ---------       ---------


              Total noninterest expenses                                       6,111,028       5,236,791       4,856,737
                                                                               ---------       ---------       ---------

              Earnings before income taxes                                     1,583,103       1,308,826         266,931

Income tax expense                                                               546,252         436,218          46,047
                                                                               ---------       ---------         -------

              Net earnings                                                  $  1,036,851         872,608         220,884
                                                                            ============         =======         =======
Basic earnings per share                                                    $       1.76            1.53            0.38
                                                                            ============         =======         =======
Diluted earnings per share                                                  $       1.75            1.31            0.33
                                                                            ============         =======         =======

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                      1999           1998         1997
                                                                                      ----           ----         ----
Net earnings                                                                     $  1,036,851       872,608      220,884
Other comprehensive income (loss), net of tax:
     Unrealized gain (loss) arising during the period, net of
        tax of $4,303, $287 and $1,477, respectively                                   (8,353)          557       (2,868)
                                                                                        -----           ---        -----
Comprehensive income                                                             $  1,028,498       873,165      218,016
                                                                                 ============       =======      =======


See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                Accumulated
                                                                                  Other
                                                  Additional                  Comprehensive
                                         Common     Paid-In       Retained    Income (Loss),    Treasury
                                          Stock     Capital       Earnings     Net of Tax         Stock        Total
                                          -----     -------       --------     ----------         -----        -----

Balance, December 31, 1996             $ 561,044    5,026,457     1,060,538         4,544        (84,000)      6,568,583

Exercise of stock warrants                30,500      246,800             -             -              -         277,300

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -        (2,868)             -          (2,868)

Net earnings                                   -            -       220,884             -              -         220,884
                                       ---------    ---------     ---------         -----         ------       ---------
Balance, December 31, 1997               591,544    5,273,257     1,281,422         1,676        (84,000)      7,063,899

Purchase of treasury stock                     -            -             -             -       (518,716)       (518,716)

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -           557              -             557


Net earnings                                   -            -       872,608             -              -         872,608
                                         -------    ---------     ---------         -----        -------       ---------
Balance, December 31, 1998               591,544    5,273,257     2,154,030         2,233       (602,716)      7,418,348

Sale of treasury stock                         -       88,670             -             -         86,028         174,698

Exercise of stock options,
    including related tax
    benefits                              16,831      193,150             -             -              -         209,981

Exercise of stock warrants               165,850    1,341,820             -             -              -       1,507,670

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -        (8,353)             -          (8,353)

Net earnings                                   -            -     1,036,851             -              -       1,036,851
                                         -------    ---------     ---------         -----        -------       ---------
Balance, December 31, 1999             $ 774,225    6,896,897     3,190,881        (6,120)      (516,688)     10,339,195
                                       =========    =========     =========        =======      =========     ==========

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                              1999           1998           1997
                                                                                              ----           ----           ----
Cash flows from operating activities:
    Net earnings                                                                        $  1,036,851        872,608        220,884
    Adjustments to reconcile net earnings to net cash provided (used)
      by operating activities:
       Depreciation, amortization and accretion                                              439,378        436,339        349,424
       Provision for loan losses                                                             143,135        503,671        623,738
       Gain on sales of loans, net                                                          (603,480)      (996,250)      (825,569)
       Gain on sales of premises and equipment, net                                             (217)             -              -
       Deferred income tax benefit                                                           114,816       (110,031)       (57,924)
       (Gain) loss on sales of other real estate and repossessions                            (1,044)      (218,093)       106,531
       Change in:
          Interest receivable                                                               (104,643)       (92,175)       (25,964)
          Other assets                                                                    (1,559,027)       (79,413)      (602,324)
          Interest payable                                                                    34,802           (444)        10,977
          Other liabilities                                                                   36,508       (175,504)       404,147
                                                                                              ------       ---------       -------
                 Net cash provided (used) by operating activities                           (462,921)       140,708        203,920
                                                                                            ---------       -------        -------
Cash flows from investing activities:
    Proceeds from maturities and calls of securities available for sale                      513,525         61,017        185,236
    Purchases of securities available for sale                                              (500,000)             -              -
    Purchases of other investments                                                          (257,500)             -        (47,000)
    Proceeds from call of other investments                                                  103,500              -              -
    Proceeds from sales of loans                                                           8,506,416     11,964,064      9,569,405
    Net increase in loans                                                                (32,534,794)   (25,538,943)   (20,448,840)
    Purchases of premises and equipment                                                     (825,144)      (690,639)    (1,539,420)
    Proceeds from sales of premises and equipment                                              7,625              -              -
    Proceeds from sales of other real estate and repossessions                                73,562      1,672,411        194,066
    Improvements to other real estate and repossessions                                            -        (35,767)       (32,331)
                                                                                          ----------     -----------    -----------
                 Net cash used in investing activities                                   (24,912,810)   (12,567,857)   (12,118,884)
                                                                                         ------------   ------------   ------------
Cash flows from financing activities:
    Net change in demand and savings deposits                                              8,411,117      6,099,125      5,900,919
    Net change in time deposits                                                              912,500     16,814,840      4,185,795
    Proceeds from (repayment of) FHLB advances                                             3,000,000     (1,000,000)     1,000,000
    Net proceeds from note payable                                                           456,587        518,712              -
    Proceeds from exercise of stock warrants                                               1,507,670              -        277,300
    Proceeds from sales of treasury stock                                                    174,698              -              -
    Proceeds from exercise of stock options                                                  152,995              -              -
    Purchase of treasury stock                                                                     -       (518,716)             -
                                                                                           ---------      ----------     ---------
                 Net cash provided by financing activities                                14,615,567     21,913,961     11,364,014
                                                                                          ----------     ----------     ----------
Net change in cash and cash equivalents                                                  (10,760,164)     9,486,812       (550,950)

Cash and cash equivalents at beginning of year                                            15,319,736      5,832,924      6,383,874
                                                                                          ----------     ----------     ----------
Cash and cash equivalents at end of year                                                $  4,559,572     15,319,736      5,832,924
                                                                                        ============     ==========     ==========

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                              1999           1998           1997
                                                                                              ----           ----           ----
Supplemental disclosure of cash flow information:
    Cash paid during the year for:
       Interest                                                                            4,690,161      4,056,649      3,571,765
       Income taxes, net of refunds received                                                 455,000        223,740        355,000
    Noncash investing and financing activities:
       Change in accumulated other comprehensive income, net of tax                           (8,353)           557         (2,868)
       Transfer of loans to other real estate and repossessions                              815,622        789,132      1,018,383
       Financed sales of other real estate and repossessions                                 364,862        110,141        544,137
       Tax benefits related to stock options exercised                                        56,986              -              -

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Policies
-----------------------------------------------
Organization
------------
First Cherokee Bancshares, Inc. (the "Company") is a bank holding company whose business is conducted by its wholly owned bank subsidiary, First National Bank of Cherokee (the "Bank"). The Company is subject to regulation under the Bank Holding Company Act of 1956.

The Bank is a commercial bank that serves Woodstock, Georgia, a community located approximately 20 miles north of metropolitan Atlanta surrounding Cherokee and Cobb counties. The Bank is chartered and regulated by the Office of the Comptroller of the Currency, is insured and subject to regulation by the Federal Deposit Insurance Corporation and is a member of the Federal Reserve System.

Basis of Presentation and Reclassification
------------------------------------------
The consolidated financial statements include the accounts of the Company and the Bank. All intercompany accounts and transactions have been eliminated in consolidation. Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 presentation.

The accounting and reporting policies of the Company and the Bank, and the methods of applying these principles, conform with generally accepted accounting principles ("GAAP") and general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, prepayment speeds of the SBA loan portfolio and the valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash  and  Cash  Equivalents
----------------------------
For presentation purposes in the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Securities  Available for Sale
------------------------------
The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. At December 31, 1999 and 1998, all investment securities were classified as available for sale.

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

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses from sales of securities classified as available for sale and held to maturity are included in earnings and derived by using the specific identification method for determining the cost of securities sold.

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

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1) Summary of Significant Accounting Policies, continued

Loans, Loan Fees and Interest Income, continued
-----------------------------------------------
Servicing assets and liabilities are assessed for impairment or increased obligation based upon their fair values. When the bank sells the portion of a loan guaranteed by the U.S. Small Business Administration ("SBA"), the investment in the entire loan is allocated between the guaranteed and unguaranteed portions of the loan as well as the servicing assets and interest-only strip receivable based upon their respective fair market values at the date of sale. Gains on sales of loans are calculated by taking the net proceeds from the sale less the allocated sold portion of the loan and are presented in the statement of earnings net of brokerage expenses.

Servicing assets and interest-only strips receivable are recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing being carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 1999 or 1998. There were no SBA loans held for sale at December 31, 1999 and 1998.

Allowance  for Loan  Losses
---------------------------
The Bank's provision for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is intended to create an allowance adequate to absorb losses on loans outstanding as of the end of each reporting period. For significant loans, management's review consists of evaluations of the financial strength of the borrowers and the related collateral. The review of groups of loans which are individually insignificant is based upon delinquency status of the group, lending policies and collection experience. The Bank supplements its internal review process through the use of an independent external loan review performed on an annual basis.

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

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1) Summary of Significant Accounting Policies, continued

Income Taxes
------------
Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

Net Earnings Per Share
----------------------
Basic earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 is as follows:

      For the Year Ended December 31, 1999

                                                Net        Common      Per Share
                                              Earnings     Shares       Amount
                                              --------     ------       ------
      Basic earnings per share              $ 1,036,851     588,239      $ 1.76
      Effect of dilutive securities:                                     ======
           Stock options                              -       4,733
           Warrants                                   -           -
                                            -----------     -------

      Diluted earnings per share            $ 1,036,851     592,972      $ 1.75
                                            ===========     =======      ======

      For the Year Ended December 31, 1998

                                                Net        Common      Per Share
                                              Earnings     Shares       Amount
                                              --------     ------       ------
      Basic earnings per share               $ 872,608     572,103      $ 1.53
      Effect of dilutive securities:                                    ======
           Stock options                             -      13,059
           Warrants                                  -      81,707
                                             ---------     -------

      Diluted earnings per share             $ 872,608     666,869      $ 1.31
                                             =========     =======      ======

      For the Year Ended December 31, 1997

                                                Net        Common      Per Share
                                              Earnings     Shares        Amount
                                              --------     ------        ------
      Basic earnings per share               $ 220,884     580,390      $ 0.38
      Effect of dilutive securities:                                    ======
          Stock options                              -      10,401
          Warrants                                   -      72,357
                                             ---------     -------

      Diluted earnings per share             $ 220,884     663,148      $ 0.33
                                             =========     =======      ======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(1) Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements
--------------------------------
In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging and derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. Changes in fair value for instruments used as fair value hedges are recorded in earnings of the period simultaneous with accounting for the fair value change of the item being hedged. Changes in fair value for cash flow hedges are recorded in comprehensive income rather than earnings. Changes in fair value for derivative instruments that are not intended as a hedge are recorded in earnings in the period of the change. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 2000, but initial application of the statement must be made as of the beginning of the quarter. At the date of initial application, an entity may transfer any held to maturity security into the available for sale or trading categories without calling into question the entity's intent to hold other securities to maturity in the future. The Company believes the adoption of SFAS No. 133 will not have a material impact on its financial position, results of operations or liquidity.

(2) Securities Available for Sale

The amortized cost and estimated fair value of securities available for sale at December 31, 1999 and 1998 are presented below:

                                              Gross          Gross     Estimated
                              Amortized     Unrealized     Unrealized     Fair
                                Cost          Gains          Losses      Value
                                ----          -----          ------      -----
        1999
        ----
U.S. Government agencies     $ 500,000            -          10,982     489,018
Mortgage-backed securities      28,135        1,111               -      29,246
                             ---------        -----          ------     -------
                             $ 528,135        1,111          10,982     518,264
                             =========        =====          ======     =======
        1998
        ----
U.S. Government agencies     $ 500,000        1,608               -     501,608
Mortgage-backed securities      38,744        1,993               -      40,737
                             ---------        -----          ------     -------
                             $ 538,744        3,601               -     542,345
                             =========        =====          ======     =======

The amortized cost and estimated fair value of securities available for sale at December 31, 1999, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                 Amortized        Estimated
                                                   Cost          Fair Value
                                                   ----          ----------
     One to five years                           $ 500,000          489,018
     Mortgage-backed securities                     28,135           29,246
                                                 ---------          -------
                                                 $ 528,135          518,264
                                                 =========          =======

There were no sales of securities during 1999, 1998 and 1997.

At December 31, 1999 and 1998, all securities were pledged against public deposits as required by law.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(3) Loans

Major classifications of loans at December 31, 1999 and 1998 are presented below:
                                                1999          1998
                                                ----          ----
         Commercial                       $  8,807,965      8,011,468
         SBA - unguaranteed                 26,663,059     21,955,805
         Real estate - mortgage             43,305,661     30,995,083
         Real estate - construction         25,209,898     18,868,908
         Installment and other consumer      6,561,974      6,857,344
                                          ------------     ----------
                   Total loans             110,548,557     86,688,608

         Less allowance for loan losses      1,338,691      1,516,705
                                          ------------     ----------
                   Total net loans        $109,209,866     85,171,903
                                          ============     ==========

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Cherokee and Cobb County, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate which is dependent upon the real estate market. A substantial portion of the Company's revenues are generated from the origination of loans guaranteed by the SBA and the sale of the guaranteed portions of these loans. Funding for the various SBA loan programs depend upon annual appropriations by the U.S. Congress.

The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 1999 and 1998 of approximately $36,277,000 and $34,345,000, respectively. Servicing assets amounted to $654,000 and $631,000 at December 31, 1999 and 1998, respectively. During 1999, the Bank recognized servicing assets of $213,000 and amortized approximately $190,000. Interest-only strips receivable totaled $402,000 and $573,000 at December 31, 1999 and 1998, respectively. Servicing assets and interest-only strips receivable are included in accrued interest receivable and other assets on the consolidated balance sheet.

An analysis of the activity in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 is presented below:

                                              1999         1998         1997
                                              ----         ----         ----
     Balance at beginning of year       $ 1,516,705    1,090,730      858,271
     Provision                              143,135      503,671      623,738
     Loans charged off                     (324,546)     (89,702)    (556,332)
     Recoveries                               3,397       12,006      165,053
                                              -----       ------      -------
             Balance at end of year     $ 1,338,691    1,516,705    1,090,730
                                        ===========    =========    =========

(4) Premises and Equipment

Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                                     1999         1998
                                                     ----         ----
     Land                                         $ 763,329      586,885
     Buildings and improvements                   3,093,667    2,828,108
     Furniture, fixtures and equipment            1,653,282    1,401,683
     Construction in progress                             -       17,068
                                                  ---------    ---------
                                                  5,510,278    4,833,744
     Less accumulated depreciation                1,310,868    1,044,026
                                                  ---------    ---------
                                                $ 4,199,410    3,789,718
                                                ===========    =========

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(4) Premises and Equipment, continued

Depreciation expense was approximately $410,000, $281,000 and $176,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

(5) Time Deposits

At December 31, 1999 the scheduled maturities of time deposits are as follows:

          2000                                       $ 50,456,470
          2001                                          8,480,213
          2002                                          3,847,251
          2003                                          4,232,892
          2004                                          2,020,882
          2005 and thereafter                             186,742
                                                       ----------
                                                     $ 69,224,450
                                                     ============

(6) Note Payable and Other Borrowings

In May 1999, the Company renewed a $1,000,000 line of credit with another financial institution. The debt is collateralized by 100% of the stock of the Bank and calls for interest to be paid quarterly at the prime rate less 50 basis points. The loan matures on May 6, 2000, with interest due on a quarterly basis. The loan agreement contains covenants relating to the level of the allowance for loan losses, payments of dividends, regulatory capital adequacy and return on average assets. At December 31, 1999, the Company was in compliance with all loan covenants.

The Bank has an agreement with the Federal Home Loan Bank ("FHLB") to provide the Bank credit facilities. Any amounts advanced by the FHLB are collateralized under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 1999, the Bank had one variable rate advance outstanding totaling $3,000,000, which matures in April 2000. The Bank had no borrowings from the FHLB outstanding as of December 31, 1998.

(7) Income Taxes

The following is an analysis of income tax expense for the years ended December 31, 1999, 1998 and 1997:

                                             1999         1998       1997
                                             ----         ----       ----
            Current                       $ 431,436      546,249    103,971
            Deferred                        114,816     (110,031)   (57,924)
                                            -------     ---------   --------
                                          $ 546,252      436,218     46,047
                                          =========      =======     ======

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                      1999     1998       1997
                                                      ----     ----       ----
 Pretax income at statutory rates                    538,255  445,001    90,756
 Add (deduct):
  Increase in cash surrender value of life insurance (27,753)  22,876)  (25,817)
  State taxes, net of federal tax effect                   -     (709)  (17,996)
  Other                                               35,750   14,802      (896)
                                                      ------   ------   --------
                                                   $ 546,252  436,218    46,047
                                                   =========  =======    ======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(7) Income Taxes, continued

The following summarizes the components of the net deferred tax asset. The net deferred tax asset is included in other assets at December 31, 1999 and 1998.

                                                              1999        1998
                                                              ----        ----
    Deferred tax assets:
     Allowance for loan losses                            $ 414,199     504,092
     Deferred gains on SBA loans                             56,387      64,688
     State tax credits                                        4,893      16,240
     Nonaccrual loan interest                                 5,540      37,876
     Deferred compensation                                   70,886      49,774
     Core deposit intangible                                 33,588      29,254
     Unrealized loss on securities available for sale         3,751           -
                                                            -------      ------
        Gross deferred tax asset                            589,244     701,924
                                                            -------     -------
    Deferred tax liabilities:
     Premises and equipment                                  46,718      48,333
     Unrealized gain on securities available for sale             -       1,368
                                                             ------      ------
                       Gross deferred tax liability          46,718      49,701
                                                             ------      ------
                       Net deferred tax asset             $ 542,526     652,223
                                                          =========     =======
During the year ended December 31, 1999, the Company recognized certain tax benefits related to the Employee Stock Plan in the amount of $56,986. These benefits were recorded as a decrease of income taxes payable and an increase in additional paid-in capital.

(8) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. The amount of dividends that the Bank could pay in 2000 without obtaining prior regulatory approval is approximately $1,995,000 plus earnings of the Bank in 2000.

During 1999, the Company sold 9,464 shares of its treasury stock at an aggregate sales price of $174,698 or $18.46 per share. All of the shares were sold to the Company's employee and director benefit plans.

During 1998, the Company purchased 28,500 of its common shares at an aggregate purchase price of $518,716, or $18.20 per share. All of the acquired shares are held in treasury for issuance under employee and director benefit plans.

(9) Employee and Director Benefit Plans

In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allowed each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and were exercisable for ten years from the date of opening of the Bank at the initial offering price (adjusted for stock dividends) of $9.09 per share. These warrants expired in November 1999. During 1999 and 1997, 165,850 and 30,500 warrants, respectively, were exercised at $9.09 per share. No warrants were exercised in 1998.

The Company has an Employee Stock Plan whereby 96,000 shares of common stock have been reserved for incentive stock options. These options will allow employees to purchase shares of common stock at a price not less than fair market value at the date of grant and are exercisable no later than ten years from the date of grant. All options granted prior to March 1998 vested immediately at the date of grant. All options granted subsequent to February 1998 vest over a five-year period.

In March 1998, the Company reserved 15,000 shares of nonqualified stock options for the benefit of the Company's directors which allows them to purchase Company stock at a price equal to the fair market value at the date of grant. The options vest over a five-year period and are exercisable no later than ten years from the date of grant.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(9) Employee and Director Benefit Plans

A summary status of the Company's director and employee option activity as of December 31, 1999, 1998 and 1997, and changes during the years ending on those dates, is presented below:

                                                           1999                 1998                  1997
                                                           ----                 ----                  ----
                                                               Wtd. Avg.            Wtd. Avg.             Wtd. Avg.
                                                     Option    Exercise   Option    Exercise    Option    Exercise
                                                     Shares     Price     Shares     Price      Shares     Price
                                                     ------     -----     ------     -----      ------     -----
      Outstanding, beginning of year                  66,731    $ 14.51    27,331     $ 9.99       24,531    $ 9.09
      Granted during the year                              -          -    39,400     $17.64        5,000    $14.00
      Exercised during the year                      (16,831)   $  9.09         -          -            -         -
      Canceled during the year                        (2,000)   $ 17.71         -          -       (2,200)   $ 9.09
                                                     --------              ------                  -------
      Outstanding, end of year                        47,900    $ 16.27    66,731     $14.51       27,331    $ 9.99
                                                      ======               ======                  ======
      Options exercisable at year end                 17,980    $ 14.01    27,331     $ 9.99       27,331    $ 9.99
                                                      ======               ======                  ======
      Weighted average fair value of
      options granted during the year                           $     -              $  8.89                 $ 6.56
                                                                =======              =======                 ======

The weighted average remaining contractual life for options with exercise prices ranging from $9.09 to $14.00 is 1.3 years and for options with exercise prices ranging from $17.00 to $17.71 is 7.0 years at December 31, 1999.

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

                                                1999          1998        1997
                                                ----          ----        ----
  Net earnings                  As reported  $1,036,851      872,608     220,884
                                Proforma      $ 995,619      840,031     200,548

  Basic earnings per share      As reported   $    1.76         1.53        0.38
                                Proforma      $    1.69         1.47        0.35

  Diluted earnings per share    As reported   $    1.75         1.31        0.33
                                Proforma      $    1.68         1.26        0.30

The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1998 and 1997: volatility of 0.28 and 0.18, respectively, no dividend yield, a risk-free interest rate of 5.0% and 5.9%, respectively, and an expected life of 10 years.

The Bank provides retirement benefits to its Board of Directors and certain key officers for purposes of providing death benefits for their designated beneficiaries. Under the plan, the Bank purchases split-dollar whole life insurance contracts on the lives of the certain key officers and each Director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 1999 and 1998, the cash surrender value of the insurance contracts was approximately $1,996,000 and $1,528,000, respectively, and is included as a component of other assets. Expenses incurred for benefits were approximately $45,000, $36,000 and $21,000 during 1999, 1998 and 1997, respectively.

The Company maintains a 401(k) profit sharing plan covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $46,000, $43,000 and $36,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(10) Related Party Transactions

At December 31, 1999 and 1998, deposits from directors, executive officers and their related interests aggregated approximately $2,645,000 and $2,328,000. These deposits were taken in the normal course of business at market interest rates.

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 1999:

            Balance at December 31, 1998                 $   690,000
            New loans                                      2,753,000
            Repayments                                    (1,444,000)
                                                          -----------
            Balance at December 31, 1999                 $ 1,999,000
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

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total Capital and Tier 1 Capital to Risk-Weighted Assets and of Tier 1 Capital to Average Assets (all as defined). Management believes, as of December 31, 1999, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented below.

                                                                                                        To Be Well
                                                                                                    Capitalized Under
                                                                                 For Capital        Prompt Corrective
                                                             Actual           Adequacy Purposes     Action Provisions
                                                             ------           -----------------     -----------------
                                                      Amount        Ratio      Amount     Ratio     Amount      Ratio
                                                      ------        -----      ------     -----     ------      -----
      As of December 31, 1999:
      ------------------------
        Total Capital (to Risk-Weighted Assets)
             Consolidated                           $ 10,556,774      9.96%   8,481,328    8.00%      N/A        N/A
             Bank                                   $ 11,144,065     10.51%   8,481,328    8.00%   10,601,660   10.00%
        Tier 1 Capital (to Risk-Weighted Assets)
              Consolidated                           $ 9,231,400      8.71%   4,240,664    4.00%      N/A        N/A
              Bank                                   $ 9,818,691      9.26%   4,240,664    4.00%    6,360,996    6.00%
        Tier 1 Capital (to Average Assets)
              Consolidated                           $ 9,231,400      7.49%   4,928,120    4.00%      N/A        N/A
              Bank                                   $ 9,818,691      7.97%   4,928,120    4.00%    6,160,150    5.00%

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(11) Regulatory Matters, continued

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
      ------------------------
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

During the years ended December 31, 1999, 1998 and 1997, rental payments of approximately $61,000, $59,000 and $57,000 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors. Total rent expense for both affiliated and unaffiliated lessors was approximately $157,000, $145,000 and $176,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

                           Year Ending
                           December 31,
                           ------------
                               2000                      $  62,345
                               2001                         64,215
                               2002                         66,142
                               2003                         68,126
                               2004                         70,710
                               2005 and thereafter         322,658
                                                           -------
                                                         $ 654,196
                                                         =========

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

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(12) Commitments, continued
In most cases, the Bank requires collateral to support financial instruments with credit risk.

                                                             Approximate
                                                           Contract Amount
                                                           ---------------
                                                          1999          1998
                                                          ----          ----
     Financial instruments whose contract
          amounts represent credit risk:
               Commitments to extend credit          $20,430,000    15,532,000
                Standby letters of credit             $  487,000       309,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit or personal property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are collateralized by real estate, certificates of deposit or other personal assets at December 31, 1999 and 1998.

(13) Nonrecurring Loss on Deposit Account

During 1997, the Bank recorded a loss of $654,395 as a result of a "check-kiting" scheme in which a customer was allowed to gain access to deposited funds before the Bank was able to collect them from the institution on which they were drawn. The Bank continues to pursue collection of this amount; however, the outcome is currently unable to be determined.

(14) Supplemental Financial Data

Components of other operating expenses in excess of 1% of total interest and noninterest income for the years ended December 31, 1999, 1998 and 1997 are as follows:
                                             1999         1998         1997
                                             ----         ----         ----
        Legal and professional fees       $ 316,859      298,463      357,640
        Data processing                     472,393      359,750      323,600
        Stationery and supplies             127,765      140,902       85,914
        Other real estate expense               837       14,233      112,890

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(15) First Cherokee Bancshares, Inc. (Parent Company Only) Financial Information

                                 Balance Sheets

                           December 31, 1999 and 1998


                                                         1999         1998
                                                         ----         ----
                                     Assets
                                     ------
      Cash                                          $  1,387,494        2,251
      Investment in bank subsidiary                    9,889,633    7,945,186
      Other assets                                        56,986            -
                                                       ---------    ---------
                                                    $ 11,334,113    7,947,437
                                                    ============    =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------
      Note payable                                  $    975,299      518,712
      Other liabilities                                   19,619       10,377
      Stockholders' equity                            10,339,195    7,418,348
                                                      ----------    ---------
                                                    $ 11,334,113    7,947,437
                                                    ============    =========


                             Statements of Earnings

              For the Years Ended December 31, 1999, 1998 and 1997

                                              1999          1998          1997
                                              ----          ----          ----
Interest income (expense)               $   (59,273)      (20,010)        3,206
Other noninterest expense                    (6,676)            -             -
Equity in undistributed
    earnings of bank subsidiary           1,102,800       892,618       217,678
                                          ---------       -------       -------
Net earnings                            $ 1,036,851       872,608       220,884
                                        ===========       =======       =======

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

(15) First Cherokee Bancshares, Inc. (Parent Company Only) Financial Information, continued

                            Statements of Cash Flows

              For the Years Ended December 31, 1999, 1998 and 1997

                                                                                        1999          1998         1997
                                                                                        ----          ----         ----
      Cash flows from operating activities:
          Net earnings                                                            $ 1,036,851       872,608      220,884
          Adjustments to reconcile net earnings to
             net cash provided (used) by operating activities:
                Equity in undistributed earnings of bank subsidiary                (1,102,800)     (892,618)    (217,678)
                Change in other assets and liabilities, net                             9,242        10,377            -
                                                                                        -----        ------     ---------

                   Net cash provided (used) by operating activities                  (56,707)        (9,633)       3,206
                                                                                     --------        -------       -----
      Cash flows from investing activities consisting of
          capital infusion to bank subsidiary                                        (850,000)             -    (280,000)
                                                                                     ---------       -------    ---------

      Cash flows from financing activities:
          Net proceeds from note payable                                              456,587       518,712            -
          Proceeds from exercise of stock warrants                                  1,507,670             -      277,300
          Proceeds from sales of treasury stock                                       174,698             -            -
          Proceeds from exercise of stock options                                     152,995             -            -
          Purchase of treasury stock                                                        -      (518,716)           -
                                                                                    ---------      ---------     -------
                   Net cash provided (used) by financing activities                 2,291,950            (4)     277,300
                                                                                    ---------      ---------     -------
      Net change in cash                                                            1,385,243        (9,637)         506

      Cash at beginning of the period                                                   2,251        11,888       11,382
                                                                                        -----        ------       ------
      Cash at end of the period                                                   $ 1,387,494         2,251       11,888
                                                                                  ===========         =====       ======
      Noncash investing and financing activities:
          Change in accumulated other comprehensive income, net of tax            $    (8,353)          557       (2,868)
          Tax benefits related to stock options exercised                         $    56,986             -            -

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

The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998 are as follows:

                                                                           1999                             1998
                                                                           ----                             ----
                                                                Carrying          Estimated      Carrying          Estimated
                                                                 Amount           Fair Value      Amount           Fair Value
                                                                 ------           ----------      ------           ----------
             Assets:
                 Cash and cash equivalents                   $  4,559,572         4,559,572     15,319,736        15,319,736
                 Securities available for sale               $    518,264           518,264        542,345           542,345
                 Other investments                           $    851,800           851,800        697,800           697,800
                 Loans, net                                  $109,209,866       109,507,000     85,171,903        84,969,000
                 Servicing assets                            $    653,586           654,000        631,065           631,000
                 Interest-only strips receivable             $    401,691           402,000        572,911           573,000

             Liabilities:
                 Deposits                                    $110,721,414       111,531,000    101,397,797       101,716,000
                 Note payable and other borrowings           $  3,975,299         3,975,299        518,712           518,712

             Unrecognized financial instruments:
                 Commitments to extend credit                $ 20,430,000        20,430,000     15,532,000        15,532,000
                 Standby letters of credit                   $    487,000           487,000        309,000           309,000

                         FIRST NATIONAL BANK OF CHEROKEE

                               GENERAL INFORMATION
                               -------------------

GENERAL OFFICES                        BOARD OF DIRECTORS

    9860 Highway 92                        Alan D. Bobo  --
    Woodstock, Georgia  30188                Bobo Plumbing Company

                                           Elwin K. Bobo --
MAILING ADDRESS                              Bobo Construction Company

    P.O. Box 1238                          Michael A. Edwards --
    Woodstock, Georgia  30188                Edwards Tire Sales, Inc.

EXECUTIVE OFFICERS                         J. Stanley Fitts --
                                             Reeves Floral Products, Inc.
    Carl C. Hames, Jr. --
      Chief Executive Officer              Russell L. Flynn --
                                             Century 21 Cherokee Realty
    R.O. Kononen, Jr. --
      President                            Carl C. Hames, Jr. --
                                             First National Bank of Cherokee
    Kitty A. Kendrick --
      Executive Vice President/            C. Garry Haygood --
      Chief Financial Officer                Haygood Contracting, Inc.

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

                                           R. O. Kononen, Jr. --
                                             First National Bank of Cherokee

                                           Dennis M. Lord --
                                             Bay, Lingerfelt & Lord, Inc.

                                           Larry R. Lusk --
                                             Industrial and Commercial Developer

                                           Stuart R. Tasman --
                                             Doctor of Optometry

                         FIRST CHEROKEE BANCSHARES, INC.

                               GENERAL INFORMATION
                               -------------------

GENERAL OFFICES                        BOARD OF DIRECTORS
  9860 Highway 92                          Alan D. Bobo  --
  Woodstock, Georgia  30188                  Bobo Plumbing Company
                                           Elwin K. Bobo --
MAILING ADDRESS                              Bobo Construction Company
  P.O. Box 1238                            Michael A. Edwards --
  Woodstock, Georgia  30188                  Edwards Tire Sales, Inc.
                                           J. Stanley Fitts --
GENERAL COUNSEL                              Reeves Floral Products, Inc.
  Powell, Goldstein, Frazer & Murphy, LLP  Russell L. Flynn --
INDEPENDENT CERTIFIED                        Century 21 Cherokee Realty
  PUBLIC ACCOUNTANTS                       Carl C. Hames, Jr. --
  Porter Keadle Moore, LLP                   First National Bank of Cherokee
                                           C. Garry Haygood --
                                             Haygood Contracting, Inc.
EXECUTIVE OFFICERS                         Thomas D. Hopkins, Jr. --
  Carl C. Hames, Jr. --                      Hopkins and Son, Inc.
       Chief Executive Officer/President   Bobby R. Hubbard --
  Kitty A. Kendrick --                       Lockheed Martin Aeronautical System
       Executive Vice President/           R. O. Kononen, Jr. --
       Chief Financial Officer               First National Bank of Cherokee
  R.O. Kononen, Jr. --                     Dennis M. Lord --
       Executive Vice President              Bay, Lingerfelt & Lord, Inc.
                                           Larry R. Lusk --
                                             Industrial and Commercial Developer
                                           Stuart R. Tasman --
                                             Doctor of Optometry




                                 ANNUAL MEETING

                              Date: April 26, 2000
                       Time: 4:00 PM Eastern Daylight Time
                         Place: Woodstock Public Library
                                7745 Main Street
                               Woodstock, GA 30188

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