Form 10KSB, Exhibit 13
period 2000-12-31
FIRST CHEROKEE BANCSHARES INC
filed 2001-03-30
CIK 841545

FIRST CHEROKEE BANCSHARES, INC.

                               2000 ANNUAL REPORT

                                 TO SHAREHOLDERS





















            P.O. Box 1238 * Woodstock, Georgia 30188 * (770) 591-9000

March 23, 2001

To Our Shareholders and Friends:

On behalf of the Board of Directors and management, I am pleased to provide you with the 2000 annual report for First Cherokee Bancshares, Inc. The report covers the Company's consolidated balance sheets as of December 31, 2000 and 1999 and results of operations for each of the three years in the period ended December 31, 2000.

I am proud to report a significant improvement in net earnings for 2000 as compared to 1999. Net earnings for 2000 improved to $1,468,112, an increase of $431,261 or 42% as compared to net earnings for 1999. The Company's asset size also increased impressively to $163 million as of December 31, 2000, from $126 million as of December 31, 1999, representing a growth rate of 29%.

The year 2000 was a period of stabilizing earnings for the Company. The results from the investments in recent years in superior people and technology are evident in 2000's net earnings. Additionally, the Bank successfully converted the Company's imaging system to an "in-house" version during July 2000, resulting in lower data processing costs and significantly improved customer service.

Cherokee National Trust, dba CNT Wealth Management, is a recently formed operating subsidiary of the Bank. CNT Wealth Management plans to offer services as permitted by a national bank trust charter as soon as necessary regulatory approvals are received. CNT Wealth Management is a partnership between First National Bank of Cherokee and G. W. Henssler & Associates, Ltd., a highly reputable registered investment advisor with approximately $750 million in assets under management. We are very excited about the prospects of this new venture.

In 2001, we will continue our objective of providing quality service to our customers. We remain focused on our goals and are committed to maintaining First Cherokee Bancshares, Inc. and First National Bank of Cherokee as a soundly operated, well-capitalized and profitable Company and community bank. We are excited about the opportunities ahead in 2001, our twelfth year of operation. We continue to be proud of our community and to be your community bank.


Very truly yours,

/s/ Carl C. Hames, Jr.
CARL C. HAMES, JR.
Chief Executive Officer



                                 FIRST CHEROKEE BANCSHARES, INC.
                                     SELECTED FINANCIAL DATA

                                                   As of and for the year ended December 31,
                                                    2000              1999             1998
                                              ----------------------------------------------------

Selected Statement of Earnings Data:
------------------------------------
Total Interest Income                               $14,832,255      $10,998,679       $9,229,997
Net Interest Income                                   8,291,414        6,273,716        5,173,792
Provision for Loan Losses                               854,253          143,135          503,671
Net Earnings                                          1,468,112        1,036,851          872,608
Basic Earnings per Share                                   1.99             1.76             1.53
Diluted Earnings per Share                                 1.98             1.75             1.31
Cash Dividends per Share                                      0                0                0
--------------------------------------------------------------------------------------------------

Selected Balance Sheet Data:
----------------------------
Average Balances:
     Total Assets                                  $148,430,191     $119,055,938      $95,628,431
     Total Loans, net                               127,431,829       98,568,066       75,176,275
     Total Deposits                                 133,475,705      107,656,643       87,260,808
     Stockholders' Equity                            10,695,625        8,924,613        7,475,431
End of Period Balances:
     Total Assets                                   162,975,939      126,059,704      110,229,513
     Total Loans, net                               144,249,598      109,209,866       85,171,903
     Total Deposits                                 148,749,836      110,721,414      101,397,797
     Stockholders' Equity                            11,052,055       10,339,195        7,418,348
     Book Value per Share                                $15.52           $13.86           $13.40
--------------------------------------------------------------------------------------------------

Financial Ratios:
-----------------
Return on Average Assets                                  0.99%            0.87%            0.91%
Return on Average Stockholders' Equity                   13.73%           11.62%           11.67%
Stockholders' Equity as a Percent
       of Total Assets                                    6.78%            8.20%            6.73%
Net Interest Rate Spread                                  5.52%            5.49%            5.71%
Loan Loss Reserve/Loans                                   1.40%            1.21%            1.75%
--------------------------------------------------------------------------------------------------

Asset Quality:
--------------
Nonaccrual Loans as a percentage
    of Net Loans                                          1.07%            0.31%            1.54%
Loans Past Due 90 Days or More
    as a Percent of Net Loans                             0.37%            0.02%            0.04%
Net Chargeoffs as a Percent
    of Average Loans                                      0.11%            0.33%            0.12%
--------------------------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

Various statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to:

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

Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in these statements. Facts that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

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

Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which a forward-looking statement is made to reflect the occurrence of unanticipated events.

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


                              Results of Operations
                              ---------------------

The Company's goals are to be profitable, to maintain prudent banking practices, and to maximize its contributions to its community. Maintaining profitability is essential to the Company's long-term viability, and a strong equity position allows the Company to take advantage of future opportunities to grow. The Company achieved its goals during 2000 with net earnings of $1,468,112, representing a .99% return on average assets and a 13.73% return on average stockholders' equity.

Net Interest Income
-------------------

Net interest income for the year ended December 31, 2000 was $8,291,414, a 32% increase over net interest income of $6,273,716 for the year ended December 31, 1999. The increase in net interest income is primarily attributable to the increase in net earning assets. Net average earning assets as of December 31, 2000 were $16,742,273, a 55% increase from $10,832,937 as of December 31, 1999.

Total interest income for the year ended December 31, 2000 was $14,832,255, a 35% increase over total interest income of $10,998,679 for the year ended December 31, 1999. The average yield on earning assets was 11.13% in 2000 compared to 10.55% in 1999. Loans comprised 96% of average earning assets during 2000 compared to 95% during 1999.

Interest expense for the year ended December 31, 2000 was $6,540,841, a 38% increase over interest expense of $4,724,963 for the year ended December 31, 1999. The Company's average cost of funds was 5.61% in 2000 compared to 5.06% in 1999. The increase in cost of funds is due to the highly competitive local market. Interest-bearing deposits for the year ended December 31, 2000 averaged $113,616,110, a 25% increase over interest-bearing deposits of $91,017,419 for the year ended December 31, 1999.

The Company's interest rate spread and interest rate margin are sensitive to changes in interest rates paid on deposits and earned on loans and other earning assets. Therefore, interest rate sensitivity, as discussed later in this report, is an important consideration for the Company. The majority of the Company's loans adjust immediately, monthly or quarterly with changes in the Company's prime lending rate. However, the Company has interest rate floors in individual loan agreements on approximately half of its loan portfolio. These floors protect the Company's interest margin should rates decrease significantly.

The following table presents average balances of the Company on a consolidated basis and the interest earned and paid on those balances during the years ended December 31, 2000 and 1999.

TABLE 1

                                                           2000                                          1999
                                       ---------------------------------------------------------------------------------------
                                                         INTEREST      AVERAGE                         INTEREST      AVERAGE
                                          AVERAGE        INCOME/       YIELD/           AVERAGE        INCOME/       YIELD/
                                          BALANCE        EXPENSE        COST            BALANCE        EXPENSE        COST
                                       --------------  -------------  ----------     --------------  -------------  ----------
ASSETS
Interest-Earning Assets
   Loan Portfolio <F1>                 $ 127,431,829   $ 14,477,763      11.36%       $ 98,568,066   $ 10,708,238      10.86%
   Investment Securities <F2>                513,319         29,481       5.74%            529,722         33,126       6.25%
   Federal Funds Sold, Interest-Bearing
      Deposits and Other Investments       5,296,551        325,011       6.14%          5,108,401        257,315       5.04%
                                       --------------  -------------  ----------     --------------  -------------  ----------
        Total Interest-Earning Assets    133,241,699   $ 14,832,255      11.13%        104,206,189   $ 10,998,679      10.55%
Non-Earning Assets                        15,188,492                                    14,849,749
                                       --------------                                --------------
         Total Average Assets          $ 148,430,191                                  $119,055,938
                                       ==============                                ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities
   Interest-Bearing Deposits:
      NOW Accounts                     $   9,022,270    $   206,650       2.29%       $  7,802,654   $    179,872       2.31%
      Money Market Accounts               14,128,815        625,689       4.43%         11,075,780        439,480       3.97%
      Savings                              3,675,659         73,973       2.01%          3,684,209         91,079       2.47%
      Time, $100,000 and Over             32,007,856      2,038,900       6.37%         20,472,091      1,158,000       5.66%
      Other Time                          54,781,510      3,401,521       6.21%         47,982,685      2,708,461       5.64%
                                       --------------  -------------  ----------     --------------  -------------  ----------
   Total Interest-Bearing Deposits       113,616,110    $ 6,346,733       5.59%         91,017,419   $  4,576,892       5.03%
Note Payable and Other Borrowings          2,883,316        194,108       6.73%          2,355,833        148,071       6.29%
                                       --------------  -------------  ----------     --------------  -------------  ----------
Total Interest-Bearing Liabilities       116,499,426    $ 6,540,841       5.61%         93,373,252   $  4,724,963       5.06%
Non Interest-Bearing Demand Deposits      19,859,595                                    16,639,224
Other Liabilities                          1,375,545                                       118,849
                                       --------------                                --------------
          Total Liabilities              137,734,566                                   110,131,325
Stockholders' Equity                      10,695,625                                     8,924,613
                                       --------------                                --------------
Total Average Liabilities and
   Stockholders' Equity                $ 148,430,191                                  $119,055,938
                                       ==============                                ==============

Net Average Earning Assets               $16,742,273                                   $10,832,937
Net Yield on Interest Earning Assets           6.22%                                         6.02%
Net Interest Rate Spread                       5.52%                                         5.49%
Net Interest Margin                       $8,291,414                                    $6,273,716

<F1> When computing yields on interest-earning assets, non-accruing loans are included in average loan balances. Additionally, loan fees of $492,900 and $409,294 are included in interest income for the periods ending December 31, 2000 and 1999, respectively.

<F2> All investment securities are taxable.

Allowance for Loan Losses
-------------------------

The loan loss provision for the year ended December 31, 2000 was $854,253 compared to $143,135 for the year ended December 31, 1999. Charge-offs during 2000 amounted to $167,756, and recoveries amounted to $22,774. Charge-offs during 1999 amounted to $324,546 and recoveries amounted to $3,397. One commercial loan relationship accounted for approximately 63% of chargeoffs during 2000. The allowance for loan losses at December 31, 2000 was $2,047,962, or 1.40% of total loans, compared to $1,338,691, or 1.21% of total loans, at the end of 1999. Management believes the allowance for loan losses relative to total loans appropriate considering loan growth, the level of risk in the portfolio and the potential of a slowing economy.

After considering current appraisals, comparable sales values, discounted cash flows and other evidence of current value, management believes that the allowance for loan losses is sufficient to cover losses inherent in the loan portfolio. While management uses available information to project losses on loans, future additions to the allowance may be necessary if economic conditions change. For example, the Company's loan portfolio depends in part on real estate collateral values for repayment. If real estate values decrease, management may need to adjust the allowance for loan losses. In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require the Company to increase its allowance based on information available at the time of their examination.

Provided below is an analysis of the activity in the allowance for loan losses for each of the periods ended December 31, 2000 and 1999.

                                              2000                      1999
                                              ----                      ----
Balance at the Beginning of Year           $1,338,691                $1,516,705
Charge-offs:
     Real Estate Construction                       0                     5,674
     Real Estate Mortgage                           0                         0
     SBA - Unguaranteed                       105,057                   198,000
     Commercial                                27,228                    70,430
     Consumer                                  35,471                    50,442
                                           ----------                ----------
Total Charge-offs                             167,756                   324,546
Recoveries:
     Real Estate Construction                       0                         0
     Real Estate Mortgage                           0                         0
     SBA - Unguaranteed                        10,000                         0
     Commercial                                11,653                       431
     Consumer                                   1,121                     2,966
                                           ----------                ----------
Total Recoveries                               22,774                     3,397
     Net Chargeoffs                           144,982                   321,149
Provision for Loan Losses                     854,253                   143,135
                                           ----------                ----------
Balance at the End of Year                 $2,047,962                $1,338,691
                                           ==========                ==========
Percentage of Allowance for Loan Loss to Loans
     Outstanding as of Year End                  1.40%                     1.21%
                                                 ====                      ====
Ratio of Net Charge-offs to Average
     Loans Outstanding During the Year           0.11%                     0.33%
                                                 ====                      ====

The Company sets aside specific reserves as a precautionary measure on a particular loan that may deteriorate or on a group of loans that have a significant risk level or have suffered notable levels of loss in the past. As a matter of policy, potential problem loans are individually reviewed to determine the appropriate level of specific reserve, if any. At December 31, 2000, management determined that two loans required specific reserves, totaling $17,366. At December 31, 1999, management determined that no loans required specific reserves. For allocation purposes, the "Y2K" risk factor of $55,274 identified by management was considered unallocated. The remaining allowance is attributed to the loan categories based on the relative percentage of the particular category to total loans and not according to risk.

The following table presents the allocation of the allowance for loan losses as of December 31, 2000 and 1999.

                                                     2000                              1999
                                                     ----                              ----
                                                               % of                              % of
                                                               Loss                              Loss
                                               Amount       Allocated            Amount       Allocated
                                               ------       ---------            ------       ---------
Real Estate Construction                      $487,005       23.78%             $292,619       21.86%
Real Estate Mortgage                           926,293       45.23%              502,715       37.55%
SBA - Unguaranteed                             362,284       17.69%              309,560       23.12%
Commercial                                     168,138        8.21%              102,288        7.64%
Consumer                                        86,876        4.24%               76,235        5.70%
Unallocated                                     17,366        0.85%               55,274        4.13%
                                        ---------------  -----------      ---------------  -----------
     Total Allowance for Loan Losses        $2,047,962      100.00%           $1,338,691      100.00%
                                        ===============  ===========      ===============  ===========



The Company had one property held as "other real estate owned," with a total value of $87,851 as of December 31, 2000. As of December 31, 1999, the Company had two properties held as "other real estate owned," with a total value of $494,907, both of which sold during the first quarter of 2000 with no loss on the sales.

At December 31, 2000, the Company had six borrowers on nonaccrual status in the total amount of $1,545,365 or 1.07% of net loans, compared to $338,825 or .31% of net loans at December 31, 1999. One customer had two loans totaling $1,349,129 accounting for 87% of total nonaccrual loans at December 31, 2000. Another customer had three loans totaling $540,267 which were past due greater than 90 days and still accruing. The three loans were paid current during January 2001.

Noninterest Income
------------------

Noninterest income was $1,224,369 for the year ended December 31, 2000, compared to $1,563,550 for the year ended December 31, 1999. Noninterest income for 2000 consisted primarily of service charges on deposit accounts of $777,463. Noninterest income for 1999 consisted primarily of gains on sales of SBA loans of $603,480 and service charges on deposit accounts of $532,551.

Service charge income for the year ended December 31, 2000 was $777,463, a 46% increase over $532,551 for the year ended December 31, 1999. The increase is attributable to the increase in transaction accounts that are assessed service charges, as well as increased service charges.

Gains on the sales of loans depend on the Company's ability to originate SBA guaranteed loans and/or the market price for such loans. During 2000, SBA sales totaled $3.8 million compared to sales of $8.5 million in 1999, representing a 55% decrease. Gains on sales of loans decreased to $148,011 in 2000 from $603,480 in 1999, representing a 75% decrease. Premiums paid by the secondary market for SBA loans decreased during 2000 primarily because of compressed margins and the high level of prepayments on SBA loans nationally.

Miscellaneous income decreased to $291,506 in 2000 from $426,475 in 1999, representing a 32% decrease. The Company recognized $220,000 in income from a settlement received from the Company's bond company for outstanding claims in 1999.

Noninterest Expense
-------------------

Noninterest expense for the year ended December 31, 2000 was $6,430,296, a 5% increase over $6,111,028 for the year ended December 31, 1999. Noninterest expense is primarily composed of salaries and other personnel expenses, occupancy and miscellaneous operating expenses.

Salary expense and employee benefits were $3,548,718 for the year ended December 31, 2000, a 14% increase over $3,103,429 for the year ended
December 31, 1999. At December 31, 2000, the Company employed 72 full-time employees and 12 part-time employees, compared to 69 full-time employees and 12 part-time employees at December 31, 1999. The increase in the number of personnel and routine performance-based raises accounted for the increase in personnel costs.

Occupancy and equipment expense was $953,290 for the year ended December 31, 2000, a 9% increase over $877,443 for the year ended December 31, 1999. The increase is primarily due to an addition to the Canton branch in September 1999.

Other operating expense was $1,928,288 for the year ended December 31, 2000, a 9% decrease over $2,130,156 for the year ended December 31, 1999. The primary reason for the decrease was lower data processing costs due to converting the Company's imaging system to an "in-house" version during July 2000. The Company also had decreased legal fees related to problem assets during 2000.

For the years ended December 31, 2000 and 1999, the Company's effective tax rate was 34% and 35%, respectively.

                               Financial Condition
                               -------------------

Assets
------

Total assets as of December 31, 2000 were $162,975,939, compared to $126,059,704 as of December 31, 1999. This represents an increase in total assets of 29% for 2000. Total average assets for the year ended December 31, 2000 were $148,430,191, an increase of 25% from $119,055,938 at December 31, 1999.
Investment securities, federal funds sold, interest-bearing deposits and other investments accounted for 2% of total assets at December 31, 2000 and 2% of total assets at December 31, 1999. Non-earning assets accounted for 9% of total assets as of December 31, 2000, compared to 11% as of the end of 1999. Management invested funds predominantly in loans during 2000 and 1999.

Loans
-----

The Company's net loan portfolio at December 31, 2000 was $144,249,598, a 32% increase over $109,209,866 for the year ended December 31, 1999. Outstanding loans for the year ended December 31, 2000 averaged $127,431,829, a 29% increase over $98,568,066 for the year ended December 31, 1999. Loan growth is attributable to continued loan demand, as well as the Company's aggressive efforts to change the mix of earning assets. The loan portfolio had an average yield of 11.36% during 2000 and 10.86% during 1999. The majority of loans reprice immediately, monthly, or quarterly with changes in the prime rate.

The following table presents the loan portfolio categorized by type and the corresponding percentage of total loans as of December 31, 2000 and 1999.

                                         2000                                  1999
                                         ----                                  ----
                                               % Loans                               % Loans
                                              to Total                              to Total
                              Amount           Loans                Amount           Loans
                              ------           -----                ------           -----
Real Estate Construction    $34,796,364        23.78%             $25,209,898        22.80%
Real Estate Mortgage        $66,162,344        45.23%             $43,305,661        39.17%
SBA - Unguaranteed          $25,879,656        17.69%             $26,663,059        24.12%
Commercial                  $12,012,375         8.21%              $8,807,965         7.97%
Consumer                     $7,446,821         5.09%              $6,561,974         5.94%
                            -----------        ------             -----------        ------
      Total Loans          $146,297,560       100.00%            $110,548,557       100.00%
                           ============       =======            ============       =======


Deposits
--------

Total deposits as of December 31, 2000 were $148,749,836, a 34% increase over $110,721,414 as of December 31, 1999. Average outstanding interest-bearing deposits were $113,616,110 for 2000, a 25% increase from $91,017,419 for 1999.
Interest-bearing deposits cost the Company an average of 5.59% during 2000, compared to 5.03% for 1999. The increase in cost of funds is due to increased rates in the highly competitive local market. Average noninterest-bearing demand deposits were $19,859,595 in 2000, a 19% increase from $16,639,224 for 1999.

During 2000 and 1999, the Company used available overnight credit lines in the form of Federal Home Loan Bank advances and federal funds purchased. During 2000, the Company obtained a $5,000,000 million line of credit from another financial institution. Company borrowings averaged $2,883,316 during 2000 compared to $2,355,833 during 1999. The average cost of the Company's borrowed funds was 6.73% for 2000 and 6.29% for 1999. Management plans to use the credit lines in the future as a funds management tool.

Liquidity
---------

Liquidity management involves matching the cash flow needs of customers, either depositors wanting to withdraw funds or borrowers needing sufficient funds to meet their credit needs, and the Company's ability to meet those needs. The Company matched the cash flow needs of its customers primarily by managing short-term, interest-bearing deposits with correspondent banks, overnight investments and amortizing loans.

During 2000, federal funds sold, interest-bearing deposits and other investments averaged $5,296,551 compared to average overnight investments of $5,108,401 in 1999.

Another source of liquidity is the repayment of maturing loans. The Company has relationships with several correspondent banks that can provide funds on short notice. Management closely monitors and maintains appropriate levels of interest-bearing assets and liabilities so that the Company has adequate funds to meet customer withdrawals and loan requests and so that net interest margins are maximized. The Company believes that its liquidity will remain adequate to meet its expected business needs.

Interest Rate Sensitivity
-------------------------

The objective of interest rate sensitivity management is to minimize the effect of interest rate changes on the Company's net interest margin while maintaining net interest income at acceptable levels. The major factors used to manage interest rate risk include the mix of fixed and floating interest rates, and pricing and maturity patterns for all asset and liability accounts. Repricing periods are determined at the next period that the interest rate on an asset or liability can change. Fixed rate instruments, such as certificates of deposit and fixed rate loans, are categorized by maturity dates. Variable rate instruments are placed in the period of their next possible adjustment date. At December 31, 2000, the interest rate sensitivity analysis was as follows:

                                                                 Repricing Within
                                       ----------------------------------------------------------------------
                                         0-90 Days     91-365 Days   >1 Yr. -       > 5 Yrs.        Total
                                                                       5 Yrs.
                                       -------------- -------------------------- --------------- ------------

Investment Securities                             $0            $0         $497             $20         $517
Federal Funds Sold, Interest-Bearing
     Deposits and other Investments            2,968             0            0               0        2,968
Loans                                         93,486         9,510       33,973           9,329      146,298
                                       -------------- -------------  ----------- --------------- ------------
Total Earning Assets                         $96,454        $9,510      $34,470          $9,349     $149,783
                                       ============== =============  =========== =============== ============

Interest Bearing Demand Deposits             $26,151            $0           $0              $0      $26,151
Savings Deposits                               3,526             0            0               0        3,526
Certificates of Deposit                       17,849        40,677       38,543               0       97,069
Note Payable and Other Borrowings              1,513             0            0               0        1,513
                                       -------------- -------------  ----------- --------------- ------------
Total Interest Bearing Liabilities           $49,039       $40,677      $38,543              $0     $128,259
                                       ============== =============  =========== =============== ============

Interest Sensitivity GAP                     $47,415     ($31,167)     ($4,073)          $9,349      $21,524

Cumulative GAP                               $47,415       $16,248      $12,175         $21,524

% of Earning Assets to
     Interest Bearing Liabilities            196.69%        23.38%       89.43%             N/A

Cumulative % of Earning
     Assets to Interest
     Bearing Liabilities                     196.69%       118.11%      109.49%         116.78%

% of Cumulative GAP to Total
     Earning Assets                           31.66%        10.85%        8.13%          14.37%


Based on this gap analysis and assuming no change in the mix of earning assets or interest bearing liabilities, rising interest rates generally would increase the Company's net interest margin. Falling interest rates generally would decrease the Company's net interest margin. However, interest rate floors on approximately half of the Company's loan portfolio would minimize the effect of lower rates on the Company's margin. The present gap position is within the range acceptable to management. Management monitors on a quarterly basis the effect of potential interest rate changes and prepayments on its entire portfolio.

Capital Resources
-----------------

Capital, as measured by total stockholders' equity to total assets, was 6.78% at December 31, 2000, compared to 8.20% at December 31, 1999. The Company's common stock had a book value per share of $15.52 at December 31, 2000 compared to $13.86 at December 31, 1999. During 2000, the Company sold 2,670 shares of its treasury stock at an aggregate sales price of $43,804, or $16.41 per share to the Company's employee and director benefit plans. During 2000, the Company purchased 37,826 of its common stock shares at an aggregate purchase price of $813,259, or $21.50 per share. During 1999, the Company sold 9,464 shares of its treasury stock to the Company's employee benefit plans at $18.46 per share, totaling $174,698. Shares repurchased during 2000 were held in treasury at December 31, 2000 for issuance under employee and director benefit plans.

There are two federal measures of capital adequacy for national banks and their bank holding companies: risk-based capital guidelines and the leverage ratio. The risk-based capital guidelines developed by regulatory authorities assign weighted levels of risk to asset categories to measure capital adequacy. These guidelines establish a minimum requirement of 8.00% of total capital to risk-adjusted assets. One-half of 8.00%, or 4.00%, must consist of qualifying capital that includes common stockholders equity and qualifying perpetual preferred stock (subject to limitations). In addition, banks and bank holding companies must meet a minimum leverage ratio of 4% of Tier 1 capital to total assets. Tier 1 capital generally consists of qualifying capital, less intangible assets, and the minimum Tier 1 capital only applies to banks that have received the highest supervisory rating from their regulators. Institutions that have not received the highest rating, as well as institutions with supervisory, financial or operational weaknesses, and institutions anticipating significant growth, are expected to operate well above minimum capital standards. For example, most such banks generally operate at capital levels ranging from 1% to 2% above the stated minimums.

The following table sets forth information with respect to the risk-based and leverage ratios for the Company and Bank at December 31, 2000 and December 31, 1999, compared to the minimum ratios required by regulation.

                                                                                                    TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                     FOR CAPITAL                 PROMPT CORRECTIVE
                                        ACTUAL                    ADEQUACY PURPOSES              ACTION PROVISIONS
                                        ------                    -----------------              -----------------
                                  AMOUNT        RATIO            AMOUNT         RATIO          AMOUNT         RATIO
                                  ------        -----            ------         -----          ------         -----
                                    (in thousands)                  (in thousands)                (in thousands)
                                    --------------                  --------------                --------------
As of December 31, 2000:
  Total Capital (to Risk-Weighted Assets)
           Consolidated             $12,753        9.15%            11,151         8.00%             N/A            N/A
           Bank                     $14,168       10.16%            11,151         8.00%          13,939         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated             $11,011        7.90%             5,575         4.00%             N/A            N/A
           Bank                     $12,426        8.92%             5,575         4.00%           8,363          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated             $11,011        7.42%             5,937         4.00%             N/A            N/A
           Bank                     $12,426        8.37%             5,937         4.00%           7,422          5.00%
As of December 31, 1999:
  Total Capital (to Risk-Weighted Assets)
           Consolidated             $10,557        9.96%             8,481         8.00%             N/A            N/A
           Bank                     $11,144       10.51%             8,481         8.00%          10,602         10.00%
  Tier 1 Capital (to Risk-Weighted Assets)
           Consolidated              $9,231        8.71%             4,241         4.00%             N/A            N/A
           Bank                      $9,819        9.26%             4,241         4.00%           6,361          6.00%
  Tier 1 Capital (to Average Assets)
           Consolidated              $9,231        7.49%             4,928         4.00%             N/A            N/A
           Bank                      $9,819        7.97%             4,928         4.00%           6,160          5.00%

                      MARKET PRICE AND DIVIDEND INFORMATION

As of December 31, 2000, there were approximately 500 shareholders of record and 711,893 shares of the Company's common stock outstanding. The following table sets forth high and low sales price information for the common stock for each of the quarters in which trading occurred since January 1, 1999.

                                        Sales Price                                           Sales Price
                                        -----------                                           -----------
          Calendar Period             High        Low           Calendar Period             High        Low
          ---------------             ----        ---           ---------------             ----        ---
          2000                                                  1999
          ----                                                  ----
          First Quarter              $18.00       $15.00        First Quarter              $19.25      $18.00
          Second Quarter             $17.00       $16.00        Second Quarter             $18.50      $16.50
          Third Quarter              $17.75       $16.50        Third Quarter              $18.50      $16.50
          Fourth Quarter             $18.75       $18.00        Fourth Quarter             $20.00      $18.125

Management believes that the above prices reflect sales between individuals or entities who had various reasons and degrees of motivation for their purchases and sales. Furthermore, there may have been sales between private individuals who have not presented their shares for transfer on the Company's transfer books.

The Company has not paid cash dividends to shareholders since its inception. At present, the only source of funds available for the payment of cash dividends by the Company are dividends paid to the Company by the Bank. Regulatory requirements restrict the amount of dividends that the Bank can pay the Company. At December 31, 2000, the Bank could pay dividends of approximately $2,644,000, plus earnings of the Bank in 2001, to the Company without obtaining prior approval.

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

                        December 31, 2000, 1999 and 1998

                 (with Independent Accountants' Report thereon)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS







To the Board of Directors and Stockholders
First Cherokee Bancshares, Inc.
Woodstock, Georgia


We have audited the accompanying consolidated balance sheets of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Cherokee Bancshares, Inc. and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.



/s/ Porter Keadle Moore, LLP



Atlanta, Georgia
January 26, 2001

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999


                                                                                                 2000              1999
                                                                                                 ----              ----

                                     Assets
                                     ------

Cash and due from banks, including reserve requirements
    of $645,000 and $590,000                                                               $   3,891,193         3,431,915
Interest-bearing deposits with banks                                                           1,620,942         1,027,657
Federal funds sold                                                                               260,000           100,000
                                                                                               ---------         ---------
          Cash and cash equivalents                                                            5,772,135         4,559,572

Securities available for sale                                                                    516,810           518,264
Other investments                                                                              1,087,400           851,800
Loans, net                                                                                   144,249,598       109,209,866
Premises and equipment, net                                                                    4,068,398         4,199,410
Accrued interest receivable and other assets                                                   7,281,598         6,720,792
                                                                                               ---------       -----------
                                                                                           $ 162,975,939       126,059,704
                                                                                           =============       ===========
                      Liabilities and Stockholders' Equity
                      ------------------------------------

Deposits:
    Demand                                                                                 $  22,004,158        16,654,068
    Interest-bearing demand                                                                   26,150,713        20,907,618
    Savings                                                                                    3,526,142         3,935,278
    Time                                                                                      68,580,316        56,405,587
    Time, in excess of $100,000                                                               28,488,507        12,818,863
                                                                                              ----------        ----------
          Total deposits                                                                     148,749,836       110,721,414

Note payable and other borrowings                                                              1,513,259         3,975,299
Accrued interest payable and other liabilities                                                 1,660,789         1,023,796
                                                                                               ---------       -----------
          Total liabilities                                                                  151,923,884       115,720,509
                                                                                             -----------       -----------
Commitments

Stockholders' equity:
    Common stock, $1 par value, 10,000,000 shares authorized, 775,325 and
       774,225 shares issued, 711,893 and 745,949 shares outstanding                             775,325           774,225
    Additional paid-in capital                                                                 6,901,007         6,896,897
    Retained earnings                                                                          4,658,993         3,190,881
    Accumulated other comprehensive income (loss), net of tax                                     (1,917)           (6,120)
                                                                                               ----------        ----------

                                                                                              12,333,408        10,855,883
    Less treasury stock at cost, 63,432 and 28,276 shares                                     (1,281,353)         (516,688)
                                                                                             -----------        -----------
          Total stockholders' equity                                                          11,052,055        10,339,195
                                                                                              ----------        ----------
                                                                                           $ 162,975,939       126,059,704
                                                                                           =============       ===========

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                       Consolidated Statements of Earnings

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                     2000            1999             1998
                                                                                     ----            ----             ----
Interest income:
    Interest and fees on loans                                                 $ 14,477,763      10,708,238       8,809,126
    Interest on federal funds sold                                                   39,775          28,261            -
    Interest on deposits with other banks                                           210,787         167,832         337,161
    Interest and dividends on investments:
       U.S. Government agencies and mortgage-backed securities                       29,481          33,126          38,566
       Other                                                                         74,449          61,222          45,144
                                                                                 ----------      ----------       ---------

              Total interest income                                              14,832,255      10,998,679       9,229,997
                                                                                 ----------      ----------       ---------
Interest expense:
    Interest on deposits:
       Demand                                                                       832,339         619,352         419,378
       Savings                                                                       73,973          91,079          65,423
       Time                                                                       5,440,421       3,866,461       3,543,116
                                                                                  ---------       ---------       ---------

                                                                                  6,346,733       4,576,892       4,027,917
    Interest on note payable and other borrowings                                   194,108         148,071          28,288
                                                                                  ---------       ---------       ---------

              Total interest expense                                              6,540,841       4,724,963       4,056,205
                                                                                  ---------       ---------       ---------

              Net interest income                                                 8,291,414       6,273,716       5,173,792

Provision for loan losses                                                           854,253         143,135         503,671
                                                                                    -------       ---------       ---------

              Net interest income after provision for loan losses                 7,437,161       6,130,581       4,670,121
                                                                                  ---------       ---------       ---------

Noninterest  income:
    Service charges on deposit accounts                                             777,463         532,551         449,161
    Gains on sales of loans, net                                                    148,011         603,480         996,250
    Gain on sales of other real estate and repossessions                              7,389           1,044         218,093
    Miscellaneous                                                                   291,506         426,475         211,992
                                                                                    -------         -------         -------

              Total noninterest income                                            1,224,369       1,563,550       1,875,496
                                                                                  ---------       ---------       ---------

Noninterest expenses:
    Salaries and employee benefits                                                3,548,718       3,103,429       2,831,528
    Occupancy                                                                       953,290         877,443         699,453
    Other operating                                                               1,928,288       2,130,156       1,705,810
                                                                                  ---------       ---------       ---------

              Total noninterest expenses                                          6,430,296       6,111,028       5,236,791
                                                                                  ---------       ---------       ---------

              Earnings before income taxes                                        2,231,234       1,583,103       1,308,826

Income tax expense                                                                  763,122         546,252         436,218
                                                                                    -------       ---------       ---------

              Net earnings                                                     $  1,468,112       1,036,851         872,608
                                                                               ============       =========         =======
Basic earnings per share                                                       $       1.99            1.76            1.53
                                                                               ============       =========         =======
Diluted earnings per share                                                     $       1.98            1.75            1.31
                                                                               ============       =========         =======

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

              For the Years Ended December 31, 2000, 1999 and 1998


                                                                                        2000           1999           1998
                                                                                        ----           ----           ----
Net earnings                                                                      $ 1,468,112      1,036,851        872,608
Other comprehensive income (loss), net of tax:
     Unrealized gain (loss) arising during the period, net of
        tax of $2,575 and ($4,303) and $287, respectively                               4,203         (8,353)           557
                                                                                        -----         ------            ---
Comprehensive income                                                              $ 1,472,315      1,028,498        873,165
                                                                                  ===========      =========        =======

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

           Consolidated Statements of Changes in Stockholders' Equity

              For the Years Ended December 31, 2000, 1999 and 1998


                                                                                 Accumulated
                                                                                    Other
                                                  Additional                    Comprehensive
                                         Common     Paid-In       Retained      Income (Loss),       Treasury
                                          Stock     Capital       Earnings       Net of Tax           Stock        Total
                                          -----     -------       --------       ----------           -----        -----
Balance, December 31, 1997             $ 591,544    5,273,257     1,281,422         1,676            (84,000)     7,063,899

Purchase of treasury stock                     -            -             -             -           (518,716)      (518,716)

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -           557                  -            557

Net earnings                                   -            -       872,608             -                  -        872,608
                                        --------    ---------       -------         -----            -------        -------
Balance, December 31, 1998               591,544    5,273,257     2,154,030         2,233           (602,716)     7,418,348

Sale of treasury stock                         -       88,670             -             -             86,028        174,698

Exercise of stock options,
    including related tax
    benefits                              16,831      193,150             -             -                  -        209,981

Exercise of stock warrants               165,850    1,341,820             -             -                  -      1,507,670

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -        (8,353)                 -         (8,353)

Net earnings                                   -            -     1,036,851             -                  -      1,036,851
                                         -------    ---------     ---------         -----            -------      ---------
Balance, December 31, 1999               774,225    6,896,897     3,190,881        (6,120)          (516,688)    10,339,195

Purchase of treasury stock                     -            -             -             -           (813,259)      (813,259)

Sale of treasury stock                         -       (4,790)            -             -             48,594         43,804

Exercise of stock options                  1,100        8,900             -             -                  -         10,000

Change in accumulated other
  comprehensive income (loss),
  net of tax                                   -            -             -         4,203                  -          4,203

Net earnings                                   -            -     1,468,112             -                  -      1,468,112
                                         -------    ---------     ---------         -----          ---------      ---------
Balance, December 31, 2000             $ 775,325    6,901,007     4,658,993        (1,917)        (1,281,353)    11,052,055
                                       =========    =========     =========         =====          =========     ==========

See accompanying notes to consolidated financial statements.

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

              For the Years Ended December 31, 2000, 1999 and 1998


                                                                                             2000           1999           1998
                                                                                             ----           ----           ----
Cash flows from operating activities:
    Net earnings                                                                        $ 1,468,112      1,036,851        872,608
    Adjustments to reconcile net earnings to net cash provided (used)
       by operating activities:
       Depreciation, amortization and accretion                                             707,096        439,161        436,339
       Provision for loan losses                                                            854,253        143,135        503,671
       Gain on sales of loans, net                                                         (148,011)      (603,480)      (996,250)
       Deferred income tax benefit                                                         (325,423)       114,816       (110,031)
       Gain on sales of other real estate and repossessions                                  (7,389)        (1,044)      (218,093)
           Increase in cash surrender value life insurance                                 (127,904)       (81,623)       (67,283)
       Change in:
          Accrued interest receivable and other assets                                     (426,534)    (1,196,047)      (104,305)
          Accrued interest payable and other liabilities                                    636,993         71,310       (175,948)
                                                                                            -------         ------        -------
                 Net cash provided (used) by operating activities                         2,631,193        (76,921)       140,708
                                                                                          ---------         ------        -------

Cash flows from investing activities:
    Proceeds from maturities and calls of securities available for sale                       8,242        513,525         61,017
    Purchases of securities available for sale                                                    -       (500,000)             -
    Purchases of other investments                                                         (235,600)      (257,500)             -
    Proceeds from call of other investments                                                       -        103,500              -
    Proceeds from sales of loans                                                          2,970,726      8,506,416     11,964,064
    Net increase in loans                                                               (38,787,056)   (32,534,794)   (25,538,943)
    Purchase of cash surrender value life insurance                                        (342,011)      (386,000)             -
    Purchases of premises and equipment                                                    (338,288)      (825,144)      (690,639)
    Proceeds from sales of premises and equipment                                                 -          7,625              -
    Proceeds from sales of other real estate and repossessions                              681,319         73,562      1,672,411
    Improvements to other real estate and repossessions                                    (182,889)             -        (35,767)
                                                                                            -------     ----------     ----------
                 Net cash used in investing activities                                  (36,225,557)   (25,298,810)   (12,567,857)
                                                                                         ----------     ----------     ----------
Cash flows from financing activities:
    Net change in demand and savings deposits                                            10,184,049      8,411,117      6,099,125
    Net change in time deposits                                                          27,844,373        912,500     16,814,840
    Proceeds from (repayment of) FHLB advances                                           (3,000,000)     3,000,000     (1,000,000)
    Net proceeds from note payable                                                          537,960        456,587        518,712
    Proceeds from exercise of stock warrants                                                      -      1,507,670              -
    Proceeds from sales of treasury stock                                                    43,804        174,698              -
    Proceeds from exercise of stock options                                                  10,000        152,995              -
    Purchase of treasury stock                                                             (813,259)             -       (518,716)
                                                                                            -------     ----------     ----------
                 Net cash provided by financing activities                               34,806,927     14,615,567     21,913,961
                                                                                         ----------     ----------     ----------
Net change in cash and cash equivalents                                                   1,212,563    (10,760,164)     9,486,812

Cash and cash equivalents at beginning of year                                            4,559,572     15,319,736      5,832,924
                                                                                         ----------     ----------     ----------
Cash and cash equivalents at end of year                                                $ 5,772,135      4,559,572     15,319,736
                                                                                        ===========      =========     ==========

                 FIRST CHEROKEE BANCSHARES, INC. AND SUBSIDIARY

              For the Years Ended December 31, 2000, 1999 and 1998


                                                                                    2000           1999           1998
                                                                                    ----           ----           ----
Supplemental disclosure of cash flow information:
    Cash paid during the year for:
       Interest                                                                $ 5,994,151      4,690,161      4,056,649
       Income taxes, net of refunds received                                   $   993,000        455,000        223,740
    Noncash investing and financing activities:
       Change in accumulated other comprehensive income, net of tax            $     4,203         (8,353)           557
       Transfer of loans to other real estate and repossessions                $   201,288        815,622        789,132
       Financed sales of other real estate and repossessions                   $   117,303        364,862        110,141
       Tax benefits related to stock options exercised                         $         -         56,986              -

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

Securities Available for Sale
-----------------------------
The Company classifies its securities in one of three categories: trading, available for sale or held to maturity. At December 31, 2000 and 1999, all investment securities were classified as available for sale.

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

Servicing assets and interest-only strips receivable are recognized from the sales of the portion of loans guaranteed by SBA with the retention of loan servicing being carried at the present value of estimated future net servicing income over the estimated lives of the related SBA loans less amounts amortized. Amortization of these assets is computed using a level yield method over the estimated remaining lives of the related SBA loans taking into consideration assumed prepayment patterns. Servicing assets and interest-only strips receivable are measured for impairment periodically via stratification of the assets by predominant risk characteristic such as loan term and interest rate. No valuation allowances were required based upon the evaluation for impairment at December 31, 2000 or 1999. There were no SBA loans held for sale at December 31, 2000 and 1999.

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

Depreciation expense is computed using the straight-line method over the following estimated useful lives:

         Buildings and improvements                   15 - 40 years
         Furniture, fixtures and equipment             3 - 10 years

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

Net Earnings Per Share
----------------------
Basic earnings per share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The average market price during the year is used to compute equivalent shares. The reconciliation of the amounts used in the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 is as follows:


      For the Year Ended December 31, 2000     Net       Common      Per Share
                                             Earnings    Shares        Amount
                                             --------    ------      ---------
      Basic earnings per share            $ 1,468,112     737,519      $ 1.99
      Effect of dilutive securities:                                   ======
           Stock options                            -       3,126
                                          -----------     -------

      Diluted earnings per share          $ 1,468,112     740,645      $ 1.98
                                          ===========     =======      ======

      For the Year Ended December 31, 1999     Net        Common      Per Share
                                             Earnings     Shares       Amount
                                             --------     ------      ---------
      Basic earnings per share            $ 1,036,851     588,239      $ 1.76
      Effect of dilutive securities:                                   ======
           Stock options                            -       4,733
                                          -----------     -------

      Diluted earnings per share          $ 1,036,851     592,972      $ 1.75
                                          ===========     =======      ======

      For the Year Ended December 31, 1998      Net       Common      Per Share
                                             Earnings     Shares       Amount
                                             --------     ------      ---------
      Basic earnings per share              $ 872,608     572,103      $ 1.53
      Effect of dilutive securities:                                   ======
           Stock options                            -      13,059
           Warrants                                 -      81,707
                                            ---------     -------

      Diluted earnings per share            $ 872,608     666,869      $ 1.31
                                            =========     =======      ======

Recent Accounting Pronouncements
--------------------------------
In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for hedging and derivative instruments including derivative instruments embedded in other contracts. It requires the fair value recognition of derivatives as assets or liabilities in the financial statements. This statement becomes effective for the Company on January 1, 2001. The Company believes the adoption of SFAS No. 133 will have no impact on its financial position, results of operations or liquidity.

(2)  Securities Available for Sale
----------------------------------
The amortized cost and estimated fair value of securities available for sale at December 31, 2000 and 1999 are presented below:

                                               Gross         Gross     Estimated
                               Amortized     Unrealized    Unrealized     Fair
                                 Cost          Gains         Losses      Value
                                 ----          -----         ------      -----
        2000
        ----
U.S. Government agencies      $ 500,000          -           3,497      496,503
Mortgage-backed securities       19,903        404               -       20,307
                              ---------        ---           -----      -------
                              $ 519,903        404           3,497      516,810
                              =========        ===           =====      =======

                                               Gross         Gross     Estimated
                               Amortized     Unrealized    Unrealized     Fair
                                 Cost          Gains         Losses      Value
                                 ----          -----         ------      -----
        1999
        ----
U.S. Government agencies      $ 500,000          -          10,982      489,018
Mortgage-backed securities       28,135      1,111               -       29,246
                                 ------      -----          ------      -------
                              $ 528,135      1,111          10,982      518,264
                              =========      =====          ======      =======

The amortized cost and estimated fair value of securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities of certain securities will differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                      Amortized        Estimated
                                                         Cost         Fair Value
                                                         ----         ----------
     One to five years                                $ 500,000         496,503
     Mortgage-backed securities                          19,903          20,307
                                                      ---------         -------
                                                      $ 519,903         516,810
                                                      =========         =======

There were no sales of securities during 2000, 1999 and 1998.

At December 31, 2000 and 1999, all securities were pledged against public deposits as required by law.

(3)  Loans
----------
Major classifications of loans at December 31, 2000 and 1999 are presented below:
                                                   2000             1999
                                                   ----             ----
         Commercial                          $  12,012,375        8,807,965
         SBA - unguaranteed                     25,879,656       26,663,059
         Real estate - mortgage                 66,162,344       43,305,661
         Real estate - construction             34,796,364       25,209,898
         Installment and other consumer          7,446,821        6,561,974
                                             -------------      -----------
                   Total loans                 146,297,560      110,548,557
                                             -------------      -----------
         Less allowance for loan losses          2,047,962        1,338,691
                                             -------------      -----------
                   Total net loans           $ 144,249,598      109,209,866
                                             =============      ===========

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

The Bank services SBA loans for others that are not included in the accompanying consolidated balance sheets with unpaid principal balances at December 31, 2000 and 1999 of approximately $30,937,000 and $36,277,000, respectively. Servicing assets amounted to $530,000 and $654,000 at December 31, 2000 and 1999, respectively. During 2000, the Bank recognized servicing assets of $70,000 and amortized approximately $194,000. Interest-only strips receivable totaled $322,000 and $402,000 at December 31, 2000 and 1999, respectively. Servicing assets and interest-only strips receivable are included in accrued interest receivable and other assets on the consolidated balance sheet.

An analysis of the activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 is presented below:

                                            2000          1999          1998
                                            ----          ----          ----
     Balance at beginning of year       $ 1,338,691     1,516,705     1,090,730
     Provision                              854,253       143,135       503,671
     Loans charged off                     (167,756)     (324,546)      (89,702)
     Recoveries                              22,774         3,397        12,006
                                        -----------     ---------     ---------
     Balance at end of year             $ 2,047,962     1,338,691     1,516,705
                                        ===========     =========     =========

(4)  Premises and Equipment
---------------------------
Premises and equipment at December 31, 2000 and 1999 are  summarized as follows:

                                                          2000          1999
                                                          ----          ----
     Land                                             $   763,329       763,329
     Buildings and improvements                         3,103,158     3,093,667
     Furniture, fixtures and equipment                  1,881,359     1,653,282
                                                      -----------     ---------
                                                        5,747,846     5,510,278
     Less accumulated depreciation                      1,679,448     1,310,868
                                                      -----------     ---------
                                                      $ 4,068,398     4,199,410
                                                      ===========     =========

Depreciation expense was approximately $469,000, $410,000 and $281,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(5)  Time Deposits
------------------
At December 31, 2000 the scheduled maturities of time deposits are as follows:


               2001                                  $ 58,144,494
               2002                                    25,951,753
               2003                                     6,609,743
               2004                                     2,569,618
               2005                                     3,432,095
               2006 and thereafter                        361,120
                                                     ------------
                                                     $ 97,068,823
                                                     ============
(6)  Note Payable and Other Borrowings
--------------------------------------
In June 2000, the Company obtained a $5,000,000 line of credit with another financial institution. The debt is collateralized by 100% of the stock of the Bank and calls for interest to be paid quarterly at the prime rate less 50 basis points. The line of credit matures in June 2002 and at maturity, may be converted to a term loan. The loan agreement contains covenants relating to the level of the allowance for loan losses, payments of dividends, regulatory capital adequacy and return on average assets. At December 31, 2000, the Company was in compliance with all loan covenants. The Company has $1,513,259 outstanding at December 31, 2000 under this line of credit.

The Bank has an agreement with the Federal Home Loan Bank ("FHLB") to provide the Bank credit facilities. Any amounts advanced by the FHLB are collateralized under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 1999, the Bank had one variable rate advance outstanding totaling $3,000,000, which matured in April 2000. The Bank had no borrowings from the FHLB outstanding as of December 31, 2000.

The Bank has $2,700,000 available for the purchase of overnight federal funds from a correspondent financial institution.

(7)  Income Taxes
-----------------
The following is an analysis of income tax expense for the years ended December 31, 2000, 1999 and 1998:

                                              2000          1999         1998
                                              ----          ----         ----
            Current                       $ 1,088,545      431,436      546,249
            Deferred                         (325,423)     114,816     (110,031)
                                          -----------      -------      -------
                                          $   763,122      546,252      436,218
                                          ===========      =======      =======

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                               2000         1999         1998
                                               ----         ----         ----
 Pretax income at statutory rates           $ 758,620      538,255      445,001
 Add (deduct):
  Increase in cash surrender value
    of life insurance                         (43,487)     (27,752)     (22,876)
  Other                                        47,989       35,749       14,093
                                            ---------      -------      -------
                                            $ 763,122      546,252      436,218
                                            =========      =======      =======

The following summarizes the components of the net deferred tax asset. The net deferred tax asset is included in other assets at December 31, 2000 and 1999.

                                                            2000         1999
                                                            ----         ----
    Deferred tax assets:
      Allowance for loan losses                          $ 655,764      414,199
      Deferred gains on SBA loans                           35,537       56,387
      State tax credits                                          -        4,893
      Nonaccrual loan interest                              68,025        5,540
      Deferred compensation                                 97,164       70,886
      Core deposit intangible                               37,922       33,588
      Unrealized loss on securities available for sale       1,176        3,751
                                                         ---------      -------
            Gross deferred tax asset                       895,588      589,244
                                                         ---------      -------
      Gross deferred tax liabilities, consisting of
        premises and equipment                              30,214       46,718
                                                         ---------      -------
            Net deferred tax asset                       $ 865,374      542,526
                                                         =========      =======

During the year ended December 31, 1999, the Company recognized certain tax benefits related to the Employee Stock Plan in the amount of $56,986. These benefits were recorded as a decrease of income taxes payable and an increase in additional paid-in capital.

(8)  Stockholders' Equity
-------------------------
Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory capital and retained net earnings in prior years. The amount of dividends that the Bank could pay in 2001 without obtaining prior regulatory approval is approximately $2,644,000 plus earnings of the Bank in 2001.

During 2000, the Company sold 2,670 shares of its treasury stock at an aggregate sales price of $43,804 or $16.41 per share. All of the shares were sold to the Company's employee and director benefit plans. The Company purchased 37,826 of its common shares during 2000 at an aggregate purchase price of $813,259, or $21.50 per share.

During 1999, the Company sold 9,464 shares of its treasury stock at an aggregate sales price of $174,698, or $18.46 per share. All of the shares were sold to the Company's employee and director benefit plans.

During 1998, the Company purchased 28,500 of its common shares at an aggregate purchase price of $518,716, or $18.20 per share. All of the acquired shares are held in treasury for issuance under employee and director benefit plans.

(9) Employee and Director Benefit Plans
---------------------------------------
In connection with the Company's formation and initial offering, 196,350 non-transferable warrants were issued to the organizing stockholders. The warrants allowed each holder to purchase one additional share of common stock for each share purchased in connection with the initial offering and were exercisable for ten years from the date of opening of the Bank at the initial offering price (adjusted for stock dividends) of $9.09 per share. These warrants expired in November 1999. During 1999, 165,850 warrants were exercised at $9.09 per share.

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

A summary status of the Company's director and employee option activity as of December 31, 2000, 1999 and 1998, and changes during the years ending on those dates, is presented below:

                                                               2000                  1999                  1998
                                                               ----                  ----                  ----
                                                                   Wtd. Avg.             Wtd. Avg.             Wtd. Avg.
                                                         Option    Exercise    Option    Exercise    Option    Exercise
                                                         Shares     Price      Shares     Price      Shares     Price
                                                         ------    --------    ------    --------    ------    --------

      Outstanding, beginning of year                      47,900   $ 16.27     66,731    $ 14.51     27,331     $  9.99
      Granted during the year                                  -         -          -          -     39,400     $ 17.64
      Exercised during the year                           (1,100)  $  9.09    (16,831)   $  9.09          -           -
      Canceled during the year                                 -         -     (2,000)   $ 17.71          -           -
                                                          ------   -------     ------                ------
      Outstanding, end of year                            46,800   $ 16.44     47,900    $ 16.27     66,731     $ 14.51
                                                          ======               ======                ======
      Options exercisable at year end                     24,360   $ 15.34     17,980    $ 14.01     27,331     $  9.99
                                                          ======               ======                ======
      Weighted average fair value of
      options granted during the year                              $     -               $     -                $  8.89
                                                                   =======               =======                =======

The weighted average remaining contractual life for options with exercise prices ranging from $9.09 to $14.00 is five years and for options with exercise prices ranging from $17.00 to $17.71 is eight years at December 31, 2000.

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

                                                2000        1999          1998
                                                ----        ----          ----
  Net earnings                 As reported  $ 1,468,112   1,036,851      872,608
                               Proforma     $ 1,427,273     995,619      840,031
  Basic earnings per share     As reported  $      1.99        1.76         1.53
                               Proforma     $      1.94        1.69         1.47
  Diluted earnings per share   As reported  $      1.98        1.75         1.31
                               Proforma     $      1.93        1.68         1.26

The fair value of each option is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1998: volatility of 0.28, no dividend yield, a risk-free interest rate of 5.0%, and an expected life of 10 years.

The Bank provides retirement benefits to its board of directors and certain key officers for purposes of providing death benefits for their designated beneficiaries. Under the plan, the Bank purchases split-dollar whole life insurance contracts on the lives of certain key officers and each director. The increase in cash surrender value of the contracts, less the Bank's cost of funds, constitutes the Bank's contribution to the plan each year. In the event the insurance contracts fail to produce positive returns, the Bank has no obligation to contribute to the plan. At December 31, 2000 and 1999, the cash surrender value of the insurance contracts was approximately $2,466,000 and $1,996,000, respectively, and is included as a component of other assets. Expenses incurred for benefits were approximately $63,000, $45,000 and $36,000 during 2000, 1999 and 1998, respectively.

The Company maintains a 401(k) profit sharing plan covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company's contribution to the plan was approximately $59,000, $46,000 and $43,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(10)  Related Party Transactions
--------------------------------
At December 31, 2000 and 1999, deposits from directors, executive officers and their related interests aggregated approximately $5,057,000 and $2,645,000, respectively. These deposits were taken in the normal course of business at market interest rates.

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 2000:

             Balance at December 31, 1999               $ 1,999,000
             New loans                                    2,339,000
             Repayments                                  (1,739,000)
                                                        -----------
             Balance at December 31, 2000               $ 2,599,000
                                                        ===========
(11)  Regulatory Matters
------------------------
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total Capital and Tier 1 Capital to Risk-Weighted Assets and of Tier 1 Capital to Average Assets (all as defined). Management believes, as of December 31, 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented below.

                                                                                                        To Be Well
                                                                                                     Capitalized Under
                                                                                   For Capital       Prompt Corrective
                                                               Actual           Adequacy Purposes    Action Provisions
                                                               ------           -----------------    -----------------
                                                        Amount        Ratio     Amount      Ratio    Amount      Ratio
                                                        ------        -----     ------      -----    ------      -----
                                                                             (dollars in thousands)
      As of December 31, 2000:
      ------------------------
        Total Capital (to Risk-Weighted Assets)
             Consolidated                              $12,753        9.15%     11,151      8.00%      N/A         N/A
             Bank                                      $14,168       10.16%     11,151      8.00%    13,939      10.00%
        Tier 1 Capital (to Risk-Weighted Assets)
              Consolidated                             $11,011        7.90%      5,575      4.00%      N/A         N/A
              Bank                                     $12,426        8.92%      5,575      4.00%     8,363       6.00%
        Tier 1 Capital (to Average Assets)
              Consolidated                             $11,011        7.42%      5,937      4.00%      N/A         N/A
              Bank                                     $12,426        8.37%      5,937      4.00%     7,422       5.00%

      As of December 31, 1999:
      ------------------------
        Total Capital (to Risk-Weighted Assets)
              Consolidated                             $10,557        9.96%      8,481      8.00%      N/A         N/A
              Bank                                     $11,144       10.51%      8,481      8.00%    10,602      10.00%
        Tier 1 Capital (to Risk-Weighted Assets)
              Consolidated                             $ 9,231        8.71%      4,241      4.00%      N/A         N/A
              Bank                                     $ 9,819        9.26%      4,241      4.00%     6,361       6.00%
        Tier 1 Capital (to Average Assets)
              Consolidated                             $ 9,231        7.49%      4,928      4.00%      N/A         N/A
              Bank                                     $ 9,819        7.97%      4,928      4.00%     6,160       5.00%

(12)  Commitments
-----------------
The Bank entered into an agreement with a director to lease approximately 1.44 acres of land which is used as the site for the Bank's main office. The lease term is 20 years. The lease has renewal and purchase options and provides that the Bank pay the cost of property taxes, insurance and maintenance. The Bank may renew the lease for four separate five-year terms and may purchase the leased property during the tenth year of the lease term or at each five-year interval thereafter through the end of the lease term. The purchase price would be the lesser of appraised value at the purchase date or $462,750 plus three percent on a non-compounded basis per year from lease inception (1989) through the purchase date.

During the years ended December 31, 2000, 1999 and 1998, rental payments of approximately $62,000, $61,000 and $59,000 were made to the director. Additionally, the Bank leases certain furniture, fixtures and equipment under operating leases from unaffiliated lessors. Total rent expense for both affiliated and unaffiliated lessors was approximately $175,000, $157,000 and $145,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Future minimum payments required for all operating leases with remaining terms in excess of one year are presented below:

                           Year Ending
                           December 31,
                               2001                         $  64,215
                               2002                            66,142
                               2003                            68,126
                               2004                            70,710
                               2005 and thereafter            322,658
                                                            ---------
                                                            $ 591,851
                                                            =========

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

                                                             Approximate
                                                           Contract Amount
                                                           ---------------
                                                          2000          1999
                                                          ----          ----
         Financial instruments whose contract
              amounts represent credit risk:
                   Commitments to extend credit      $ 21,402,000    20,430,000
                    Standby letters of credit        $    816,000       487,000

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

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. A majority of the standby letters of credit are collateralized by real estate, certificates of deposit or other personal assets at December 31, 2000 and 1999.

(13)  Supplemental Financial Data
---------------------------------
Components of other operating expenses in excess of 1% of total interest and noninterest income for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                2000         1999         1998
                                                ----         ----         ----
        Legal and professional fees          $ 150,456      316,859      298,463
        Data processing                      $ 460,161      472,393      359,750
        Stationery and supplies              $ 134,198      127,765      140,902
        Directors fees                       $ 236,700       77,464       74,080

(14) First Cherokee Bancshares, Inc. (Parent Company Only) Financial Information
--------------------------------------------------------------------------------

                                 Balance Sheets

                           December 31, 2000 and 1999


                                                      2000               1999
                                                      ----               ----
                                     Assets
                                     ------
      Cash                                      $     47,835          1,387,494
      Investment in bank subsidiary               12,467,212          9,889,633
      Other assets                                   103,207             56,986
                                                ------------          ---------
                                                $ 12,618,254         11,334,113
                                                ============         ==========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

      Note payable                              $  1,513,259            975,299
      Other liabilities                               52,940             19,619
      Stockholders' equity                        11,052,055         10,339,195
                                                ------------         ----------
                                                $ 12,618,254         11,334,113
                                                ============         ==========


                             Statements of Earnings

              For the Years Ended December 31, 2000, 1999 and 1998

                                               2000         1999          1998
                                               ----         ----          ----
      Interest expense                   $   (44,874)     (59,273)      (20,010)
      Other noninterest expense              (10,390)      (6,676)            -
      Equity in undistributed earnings
        of bank subsidiary                 1,523,376    1,102,800       892,618
                                         -----------    ---------       -------
      Net earnings                       $ 1,468,112    1,036,851       872,608
                                         ===========    =========       =======

                            Statements of Cash Flows

              For the Years Ended December 31, 2000, 1999 and 1998

                                                                                       2000          1999          1998
                                                                                       ----          ----          ----
      Cash flows from operating activities:
          Net earnings                                                             $ 1,468,112     1,036,851      872,608
          Adjustments to reconcile net earnings to
             net cash used by operating activities:
                Equity in undistributed earnings of bank subsidiary                 (1,523,376)   (1,102,800)    (892,618)
                Change in other assets and liabilities, net                            (12,900)        9,242       10,377
                                                                                   -----------     ---------      -------
                   Net cash used by operating activities                               (68,164)      (56,707)      (9,633)
                                                                                   -----------     ---------      -------
      Cash flows from investing activities, consisting of
          capital infusion to bank subsidiary                                       (1,050,000)     (850,000)           -
                                                                                   -----------     ---------      -------
      Cash flows from financing activities:
          Net proceeds from note payable                                               537,960       456,587      518,712
          Proceeds from exercise of stock warrants                                           -     1,507,670            -
          Proceeds from sales of treasury stock                                         43,804       174,698            -
          Proceeds from exercise of stock options                                       10,000       152,995            -
          Purchase of treasury stock                                                  (813,259)            -     (518,716)
                                                                                   -----------     ---------      -------
                   Net cash provided (used) by financing activities                   (221,495)    2,291,950           (4)
                                                                                   -----------     ---------      -------
      Net change in cash                                                            (1,339,659)    1,385,243       (9,637)

      Cash at beginning of the period                                                1,387,494         2,251       11,888
                                                                                   -----------     ---------      -------
      Cash at end of the period                                                    $    47,835     1,387,494        2,251
                                                                                   ===========     =========      =======
Noncash investing and financing activities:
          Change in accumulated other comprehensive income, net of tax             $     4,203        (8,353)         557
          Tax benefits related to stock options exercised                          $         -        56,986            -

(15) Fair Value of Financial Instruments
----------------------------------------
The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

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

Cash Surrender Value of Life Insurance
--------------------------------------
Cash values of life insurance policies are carried at the value for which such policies may be redeemed for cash.

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

The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999 are as follows:


                                                                       2000                           1999
                                                                       ----                           ----
                                                              Carrying      Estimated        Carrying       Estimated
                                                               Amount      Fair Value         Amount       Fair Value
                                                               ------      ----------         ------       ----------
      Assets:
          Cash and cash equivalents                        $  5,772,135        5,772,135       4,559,572      4,559,572
          Securities available for sale                    $    516,810          516,810         518,264        518,264
          Other investments                                $  1,087,400        1,087,400         851,800        851,800
          Loans, net                                       $144,249,598      141,999,515     109,209,866    109,507,000
          Servicing assets                                 $    529,540          530,000         653,586        654,000
          Interest-only strips receivable                  $    321,891          322,000         401,691        402,000
          Cash surrender value of life insurance           $  2,465,569        2,465,569       1,995,665      1,995,665

      Liabilities:
          Deposits                                         $148,749,836      150,098,647     110,721,414    111,531,000
          Note payable and other borrowings                $  1,513,259        1,513,259       3,975,299      3,975,299

      Unrecognized financial instruments:
          Commitments to extend credit                     $ 21,402,000       21,402,000      20,430,000     20,430,000
          Standby letters of credit                        $    816,000          816,000         487,000        487,000

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

EXECUTIVE OFFICERS                         J. Stanley Fitts --
                                             Reeves Floral Products, Inc.
    Carl C. Hames, Jr . --
      Chief Executive Officer              Russell L. Flynn --
                                             Century 21 Cherokee Realty
    R. O. Kononen, Jr. --
      President                            Carl C. Hames, Jr. --
                                             First National Bank of Cherokee
    Kitty A. Kendrick --
      Executive Vice President/            C. Garry Haygood --
      Chief Financial Officer                Circle H Development, Inc.

    Neal E. Davies --                      Thomas D. Hopkins, Jr. --
      Executive Vice President/              Hopkins and Son, Inc.
      Chief Credit Risk Officer
                                           Bobby R. Hubbard --
    C. Spencer Hoard --                      Lockheed Martin Aeronautical System
      Executive Vice President/
      Chief Credit Officer                 R. O. Kononen, Jr. --
                                             First National Bank of Cherokee

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
  Woodstock, Georgia 30188                   Bobo Plumbing Company
                                           Elwin K. Bobo --
MAILING ADDRESS                              Bobo Construction Company
   P.O. Box 1238                           Michael A. Edwards --
  Woodstock, Georgia 30188                   Edwards Tire Sales, Inc.
                                           J. Stanley Fitts --
GENERAL COUNSEL                              Reeves Floral Products, Inc.
  Powell, Goldstein,                       Russell L. Flynn --
    Frazer & Murphy LLP                      Century 21 Cherokee Realty
                                           Carl C. Hames, Jr. --
INDEPENDENT CERTIFIED                        First National Bank of Cherokee
  PUBLIC ACCOUNTANTS                       C. Garry Haygood --
  Porter, Keadle, Moore, LLP                 Circle H Development, Inc.
                                           Thomas D. Hopkins, Jr. --
                                             Hopkins and Son, Inc.
EXECUTIVE OFFICERS                         Bobby R. Hubbard --
    Carl C. Hames, Jr. --                    Lockheed Martin Aeronautical System
         Chief Executive Officer/          R. O. Kononen, Jr. --
           President                         First National Bank of Cherokee
                                           Dennis M. Lord --
   Kitty A. Kendrick --                      Bay, Lingerfelt & Lord, Inc.
         Executive Vice President/         Larry R. Lusk --
         Chief Financial Officer             Industrial & Commercial Developer
                                           Stuart R. Tasman --
   R.O. Kononen, Jr. --                      Doctor of Optometry
         Executive Vice President





                                 ANNUAL MEETING

                              Date: April 25, 2001
                       Time: 3:00 PM Eastern Daylight Time
                         Place: Woodstock Public Library
                                7745 Main Street
                               Woodstock, GA 30188

                              SHAREHOLDER RELATIONS

First Cherokee Bancshares, Inc. provides certain reports to its shareholders without charge. For additional copies of this annual report, interim reports and the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission (without exhibits), contact: Carl C. Hames, Jr., P.O. Box 1238, Woodstock, Georgia 30188 or (770) 591-9000.